                                                FILED PURSUANT TO RULE 424(B)(1)
                                                      REGISTRATION NO. 333-23425
PROSPECTUS
                                9,375,000 SHARES

                                     [LOGO]
                                  COMMON STOCK
                               -----------------

OF THE 9,375,000 SHARES OF COMMON STOCK BEING OFFERED, 7,500,000 SHARES ARE BEING OFFERED INITIALLY IN THE
 UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 1,875,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE
  INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." ALL OF THE SHARES OF COMMON
   STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THE OFFERINGS, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE
    COMPANY. UPON COMPLETION OF THE OFFERINGS AND ASSUMING ISSUANCE OF THE
     BONUS SHARES DESCRIBED HEREIN, CERTAIN AFFILIATES OF E.M. WARBURG, PINCUS & CO., LLC WILL OWN APPROXIMATELY 78.2% OF THE SHARES OF COMMON STOCK THEN OUTSTANDING. APPROXIMATELY $34.5 MILLION OF THE $119.5
      MILLION NET PROCEEDS TO THE COMPANY OF THE OFFERINGS WILL BE
       USED TO REPAY INDEBTEDNESS OWED TO AFFILIATES OF E.M. WARBURG,
       PINCUS & CO., LLC.
       SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS CONSIDERED IN
                DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

-------------------
 THE COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NEW YORK STOCK EXCHANGE,
        SUBJECT TO OFFICIAL NOTICE OF ISSUANCE, UNDER THE SYMBOL "JRC."
                              -------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
        THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------
                               PRICE $14 A SHARE
                              -------------------

                                                                                  UNDERWRITING
                                                                PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                                 PUBLIC          COMMISSIONS(1)        COMPANY(2)
                                                           ------------------  ------------------  ------------------
PER SHARE................................................        $14.00               $.88               $13.12
TOTAL(3).................................................     $131,250,000         $8,250,000         $123,000,000

---------
  (1) THE COMPANY AND CERTAIN AFFILIATES OF E.M. WARBURG, PINCUS & CO., LLC (COLLECTIVELY, "WARBURG, PINCUS") HAVE AGREED TO INDEMNIFY THE UNDERWRITERS
     AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. WARBURG, PINCUS CURRENTLY OWNS SUBSTANTIALLY ALL OF THE EQUITY SECURITIES OF THE COMPANY. UPON COMPLETION OF THE OFFERINGS AND ASSUMING ISSUANCE OF THE BONUS SHARES DESCRIBED HEREIN, WARBURG, PINCUS WILL OWN APPROXIMATELY 78.2% OF THE SHARES OF COMMON STOCK THEN OUTSTANDING. IT IS PROBABLE THAT, FOLLOWING COMPLETION OF THE OFFERINGS, WARBURG, PINCUS WILL CONTINUE TO BE ABLE TO ELECT THE COMPANY'S BOARD OF DIRECTORS AND TAKE, OR BLOCK, OTHER CORPORATE ACTIONS REQUIRING STOCKHOLDER APPROVAL, AS WELL AS DICTATE THE DIRECTION AND POLICIES OF THE COMPANY. SEE "RISK FACTORS--INFLUENCE BY EXISTING STOCKHOLDER." UPON COMPLETION OF THE OFFERINGS AND ASSUMING ISSUANCE OF THE BONUS SHARES DESCRIBED HEREIN, OFFICERS AND DIRECTORS OF THE COMPANY (OTHER THAN DIRECTORS WHO ARE AFFILIATED WITH WARBURG, PINCUS) WILL OWN, IN THE AGGREGATE, APPROXIMATELY 1.5% OF THE SHARES OF COMMON STOCK THEN OUTSTANDING.

  (2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $3.5 MILLION. APPROXIMATELY $34.5 MILLION OF THE PROCEEDS TO COMPANY WILL BE USED
     TO REPAY INDEBTEDNESS OWED TO WARBURG, PINCUS.

  (3) WARBURG, PINCUS CAPITAL PARTNERS, L.P. ("WPCP"), AN AFFILIATE OF E.M. WARBURG, PINCUS & CO., LLC, HAS GRANTED TO THE UNDERWRITERS AN OPTION,
     EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 1,406,250 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS, PROCEEDS TO COMPANY AND PROCEEDS TO WPCP WILL BE $150,937,500, $9,487,500, $123,000,000, AND $18,450,000, RESPECTIVELY. SEE "UNDERWRITERS" AND SEE NOTE (1) ABOVE.
                            ------------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY WILLKIE FARR & GALLAGHER, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT MAY 13, 1997 AT THE OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.

                               -----------------
MORGAN STANLEY & CO.
                 INCORPORATED

              DONALDSON, LUFKIN & JENRETTE
                          SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                                           BEAR, STEARNS & CO. INC.

                                                      CHASE SECURITIES INC.
MAY 7, 1997

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED IN THE OFFERINGS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED IN THE OFFERINGS TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE IN THE OFFERINGS SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

    Until June 1, 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            ------------------------

                                  TABLE OF CONTENTS

Prospectus Summary....................................................................           4
Risk Factors..........................................................................          12
The Company...........................................................................          18
Use of Proceeds.......................................................................          19
Dividend Policy.......................................................................          19
Dilution..............................................................................          20
Capitalization........................................................................          21
Selected Combined Financial and Operating Data........................................          22
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................          24
Business..............................................................................          35
Management............................................................................          50
Certain Transactions..................................................................          59
Principal and Selling Stockholders....................................................          60
Description of Capital Stock..........................................................          62
Shares Eligible for Future Sale.......................................................          65
Underwriters..........................................................................          66
Legal Matters.........................................................................          69
Experts...............................................................................          69
Additional Information................................................................          70
Forward-Looking Statements............................................................          70
Index to Financial Statements.........................................................         F-1

                            ------------------------

    The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERINGS AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE HISTORICAL COMBINED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED HEREIN, THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. EXCEPT AS OTHERWISE INDICATED HEREIN, ALL PRO FORMA INFORMATION HAS BEEN PREPARED TO GIVE EFFECT TO THE CONVERSION OF THE COMPANY FROM A LIMITED LIABILITY COMPANY TO A CORPORATION AND THE CONTRIBUTION OF AN AFFILIATED ENTITY TO THE COMPANY AS IF SUCH TRANSACTIONS HAD OCCURRED AS OF DECEMBER 31, 1996. PRO FORMA NET INCOME, AS ADJUSTED, GIVES EFFECT TO THE DECREASE IN INTEREST EXPENSE, NET OF TAXES, ATTRIBUTABLE TO THE APPLICATION OF THE NET PROCEEDS FROM THE OFFERINGS, AND TO THE MANAGEMENT BONUSES (AS DEFINED HEREIN). UNLESS THE CONTEXT INDICATES OR REQUIRES OTHERWISE, AS USED IN THIS PROSPECTUS, THE "COMPANY" MEANS JOURNAL REGISTER COMPANY AND ALL OF ITS SUBSIDIARIES AND THEIR RESPECTIVE PREDECESSORS. "COMMON STOCK" MEANS THE COMPANY'S COMMON STOCK, PAR VALUE $.01 PER SHARE. UNLESS OTHERWISE INDICATED, INDUSTRY DATA CONTAINED HEREIN ARE DERIVED FROM PUBLICLY AVAILABLE INDUSTRY JOURNALS, REPORTS AND OTHER PUBLICLY AVAILABLE SOURCES, WHICH THE COMPANY HAS NOT INDEPENDENTLY VERIFIED AND WHICH THE COMPANY BELIEVES TO BE RELIABLE, AND WHERE SUCH SOURCES WERE NOT AVAILABLE, FROM COMPANY ESTIMATES, WHICH THE COMPANY BELIEVES TO BE REASONABLE, BUT WHICH CANNOT BE INDEPENDENTLY VERIFIED. DAILY AND SUNDAY CIRCULATION DATA CONTAINED HEREIN ARE AVERAGES FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1996 ACCORDING TO THE AUDIT BUREAU OF CIRCULATIONS ("ABC") FAS-FAX REPORT. ALL POPULATION AND HOUSEHOLD INCOME DATA CONTAINED HEREIN ARE AS OF 1996 AND WERE OBTAINED FROM EQUIFAX MDS, 1996. EBITDA IS DEFINED BY THE COMPANY AS OPERATING INCOME (LOSS) PLUS DEPRECIATION, AMORTIZATION AND OTHER NON-CASH CHARGES. EBITDA IS NOT INTENDED TO REPRESENT CASH FLOW FROM OPERATIONS AND SHOULD NOT BE CONSIDERED AS AN ALTERNATIVE TO OPERATING OR NET INCOME COMPUTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"), AS AN INDICATOR OF THE COMPANY'S OPERATING PERFORMANCE, AS AN ALTERNATIVE TO CASH FLOW FROM OPERATING ACTIVITIES (AS DETERMINED IN ACCORDANCE WITH GAAP) OR AS A MEASURE OF LIQUIDITY. THE COMPANY BELIEVES THAT EBITDA IS A STANDARD MEASURE COMMONLY REPORTED AND WIDELY USED BY ANALYSTS, INVESTORS AND OTHER INTERESTED PARTIES IN THE MEDIA INDUSTRY. HOWEVER, NOT ALL COMPANIES CALCULATE EBITDA USING THE SAME METHODS; THEREFORE, THE EBITDA FIGURES SET FORTH HEREIN MAY NOT BE COMPARABLE TO EBITDA REPORTED BY OTHER COMPANIES.

                                  THE COMPANY

    Journal Register Company is a leading U.S. newspaper publisher, with total paid daily circulation of approximately 556,000 and total non-daily distribution of approximately 2.7 million. The Company owns and operates 18 daily newspapers and 118 non-daily publications strategically clustered in five geographic areas:
Connecticut; Ohio; Philadelphia and its surrounding areas; the greater St. Louis area; and central New England. The Company's newspapers are characterized by an intense focus on coverage of local news and sports and offer compelling graphic design in colorful, reader-friendly packages.

    Since 1993, the Company has successfully completed seven strategic acquisitions, acquiring six daily newspapers, 52 non-daily publications and one commercial printing company. The Company has generally increased the revenues and significantly increased the cash flow and profitability of its acquired newspapers. For the fiscal year ended December 31, 1996, the Company generated revenues of $351.1 million, EBITDA of $119.4 million, net income of $28.1 million and pro forma net income, as adjusted, of $35.6 million. In 1996, the Company's EBITDA as a percentage of revenues ("EBITDA Margin") was approximately 34%, representing the sixth consecutive year of improvement in its EBITDA Margin. From 1992 through 1996, the Company recorded compound annual growth in revenues and EBITDA of approximately 8% and 12%, respectively. The Company has achieved this growth through a combination of expanding revenues in existing geographic areas, strategic acquisitions and implementing cost controls and ongoing expense reduction efforts at existing and acquired newspapers.

    The majority of the Company's daily newspapers have been published for more than 100 years and are established franchises with strong identities in the communities they serve. For example, the NEW HAVEN REGISTER, the Company's largest newspaper based on daily circulation, has roots in the New Haven, Connecticut area dating back to 1755. In many cases, the Company's daily newspapers are the only general circulation daily newspapers published in their respective communities. The Company's non-daily publications serve well defined suburban circulation areas and include the St. Louis, Missouri SUBURBAN JOURNALS (the "JOURNALS"), the largest group of weekly newspapers in the United States based on total distribution.

    The Company manages its newspapers to best serve the needs of its local readers and advertisers. The editorial content of its newspapers is tailored to the specific interests of each community served, and includes coverage of local youth, high school, college and professional sports, as well as local business, politics, entertainment and culture. The Company maintains high product quality standards, using extensive process color and compelling graphic design to attract new readers and to more fully engage existing readers. The Company's newspapers typically are produced using advanced prepress pagination technology and are printed on efficient, high-speed presses.

    The Company's revenues are derived from advertising (approximately 73% of 1996 revenues), paid circulation (23%), and commercial printing and other (4%). The Company's advertiser base is predominantly local. The Company's newspapers seek to produce desirable results for local advertisers by targeting readers based on certain geographic and demographic characteristics. The Company seeks to increase readership, and thereby generate traffic for its advertisers, by focusing on high product quality, local content and creative and interactive promotions. The Company promotes single copy sales of its newspapers because it believes that such sales have higher readership than subscription sales, and that single copy readers tend to be more active consumers of goods and services, as indicated in a recent Newspaper Association of America ("NAA") study. Single copy sales also tend to generate higher profits than subscription sales, as single copy sales generally have higher per unit prices and lower associated distribution costs. Subscription sales, which provide readers with the convenience of home delivery, are an important component of the Company's circulation base. The Company also publishes numerous special sections and niche and special interest publications. Such publications tend to increase readership within targeted demographic groups and geographic areas. The Company believes that as a result of these strategies, its newspapers represent an attractive and cost-effective medium for its readers and advertisers.

    The Company's advertising revenues in 1996 were derived primarily from a broad group of local retailers (approximately 58%) and classified advertisers (approximately 38%). No advertiser accounted for more than 2% of the Company's 1996 advertising revenues. The Company believes that because its newspapers rely on a broad base of local retail and local classified advertising rather than more volatile national and major account advertising, its advertising revenues tend to be relatively stable.

    Substantially all of the Company's operations relate to newspaper publishing. In addition to its daily newspapers and non-daily publications, the Company owns other businesses that complement its publishing operations, consisting of three commercial printing operations as well as a company which develops application software for the newspaper industry.

STRATEGY

    The Company's objective is to continue its growth in revenues, cash flow, profitability and net income. The principal elements of the Company's strategy are to: (i) expand advertising revenues and readership; (ii) grow by acquisition; (iii) capture synergies from geographic clustering; and (iv) implement consistent operating policies and standards.

    - EXPAND ADVERTISING REVENUES AND READERSHIP. The Company focuses on increasing advertising and circulation revenues and expanding readership at its existing and newly acquired properties. The Company's expansion strategy includes, among other things, cross-selling advertising space among publications, developing creative and interactive promotional campaigns, launching new products and increasing its on-line presence.

    - GROW BY ACQUISITION. Since 1993, the Company has completed seven strategic acquisitions and has generally increased the revenues and significantly increased the cash flow and profitability of its acquired newspapers. The Company seeks to acquire publications located within its existing geographic clusters. However, the Company may acquire publications not located within existing clusters, but which, in turn, could form the bases of new clusters. Following the acquisition of a publication, the Company seeks to implement improvements quickly and efficiently. Typically, these improvements are aimed at increasing readership, enhancing advertising and circulation revenues and reducing expenses by implementing strategies similar to those in use at the Company's existing properties. The Company believes that there are sufficient potential acquisition candidates to justify the continued pursuit of its acquisition strategy.

      Historically, the Company has financed acquisitions through cash on hand and borrowings and anticipates that it will finance future acquisitions through cash on hand, borrowings and/or issuances of capital stock. The Credit Agreement contains certain restrictions on sources of financing for acquisitions. In addition, the financial covenants contained in the Credit Agreement may limit the Company's ability to make acquisitions. See "Risk Factors--Acquisition Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

    - CAPTURE SYNERGIES FROM GEOGRAPHIC CLUSTERING. The Company's strategy of clustering newspapers and other operations has resulted in significant synergies and cost savings within each cluster, including cross-selling of advertising, centralized news-gathering and consolidation of certain production functions, primarily printing. Such synergies and cost savings have resulted in the cost effective introduction of new products and services, improved printing quality, expanded paging and improved distribution.

    - IMPLEMENT CONSISTENT OPERATING POLICIES AND STANDARDS. The Company has developed certain operating policies and standards which it believes have resulted in significant improvements in the cash flow and profitability of existing and acquired newspapers. These policies and standards include specific guidelines regarding, among other things, local content, product quality, distribution and customer service, marketing and promotion, financial controls, centralized purchasing and community involvement.

    The following table sets forth information regarding the Company's newspapers:

                                                                                          1996                      1995
                                                                          -------------------------------------  -----------
                                                                             DAILY       SUNDAY     NON- DAILY      DAILY
                           YEAR             YEAR                            CIRCU-       CIRCU-       DISTRI-      CIRCU-
PUBLICATION            ORIGINATED(1)      ACQUIRED         LOCATION        LATION(2)    LATION(2)    BUTION(3)    LATION(2)
-------------------  -----------------  -------------  -----------------  -----------  -----------  -----------  -----------
CONNECTICUT
  NEW HAVEN
    REGISTER.......           1755             1989    New Haven             100,102      116,936                   100,226
  THE HERALD.......           1881             1995    New Britain            28,061       56,370(4)
  THE BRISTOL
    PRESS..........           1871             1994    Bristol                18,238             (4)                 20,036
  THE REGISTER
    CITIZEN........           1889             1993    Torrington             13,601       12,871                    14,857
  THE MIDDLETOWN
    PRESS..........           1884             1995    Middletown             12,111             (4)
  Non-Daily
    Distribution...                                                                                    675,010

OHIO
  THE NEWS-HERALD..           1878             1987    Lake County            51,752       64,349                    53,914
  THE MORNING
    JOURNAL........           1921             1987    Lorain                 41,272       46,136                    43,560
  THE TIMES
    REPORTER.......           1903             1987    Dover-New              24,316       26,513                    25,829
                                                       Philadelphia
  Non-Daily
    Distribution...                                                                                     54,651

PHILADELPHIA AND
  SURROUNDING AREAS
  DAILY LOCAL
    NEWS...........           1872             1986    West Chester, PA       34,457       32,582                    35,201
  THE TIMES
    HERALD.........           1799             1993    Norristown, PA         25,365       21,583                    26,041
  THE PHOENIX......           1888             1986    Phoenixville, PA        4,681                                  4,841
  THE TRENTONIAN...           1945             1985    Trenton, NJ            61,678       48,468                    72,460
  Non-Daily
    Distribution...                                                                                    164,817

GREATER ST. LOUIS
  AREA
  Suburban
    Newspapers
    of Greater St.
    Louis
    73 editions of
    40 JOURNALS....           1922             1984    St. Louis, MO                                 1,616,592
  THE TELEGRAPH....           1836             1985    Alton, IL              29,812       32,143       32,000       31,325

CENTRAL NEW ENGLAND
  THE HERALD NEWS..           1872             1985    Fall River, MA         30,319       32,558                    31,827
  TAUNTON DAILY
    GAZETTE........           1848             1996    Taunton, MA            15,270
  THE RECORD.......           1896             1987    Troy, NY               27,216       31,003                    30,012
  THE CALL.........           1892             1984    Woonsocket, RI         19,807       19,485                    22,877
  THE TIMES........           1885             1984    Pawtucket, RI          18,098                                 20,680
  Non-Daily
    Distribution...                                                                                    153,036
                                                                          -----------  -----------  -----------  -----------
TOTALS.............                                                          556,156      540,997    2,696,106      533,686
                                                                          -----------  -----------  -----------  -----------
                                                                          -----------  -----------  -----------  -----------

                                                             1994
                                             -------------------------------------
                      SUNDAY    NON- DAILY      DAILY       SUNDAY     NON- DAILY
                      CIRCU-      DISTRI-      CIRCU-       CIRCU-       DISTRI-
PUBLICATION          LATION(2)   BUTION(3)    LATION(2)    LATION(2)    BUTION(3)
-------------------  ---------  -----------  -----------  -----------  -----------
CONNECTICUT
  NEW HAVEN
    REGISTER.......    122,256                  100,160      124,177
  THE HERALD.......
  THE BRISTOL
    PRESS..........
  THE REGISTER
    CITIZEN........     13,936
  THE MIDDLETOWN
    PRESS..........
  Non-Daily
    Distribution...
OHIO
  THE NEWS-HERALD..     65,912                   56,388       67,790
  THE MORNING
    JOURNAL........     47,275                   44,228       48,140
  THE TIMES
    REPORTER.......     28,412                   26,202       29,433

  Non-Daily
    Distribution...
PHILADELPHIA AND
  SURROUNDING AREAS
  DAILY LOCAL
    NEWS...........     33,298                   33,530       33,360
  THE TIMES
    HERALD.........     22,512                   27,915       24,208
  THE PHOENIX......                               4,975
  THE TRENTONIAN...     57,164                   75,437       61,482
  Non-Daily
    Distribution...                 95,591                                 87,606
GREATER ST. LOUIS
  AREA
  Suburban
    Newspapers
    of Greater St.
    Louis
    73 editions of
    40 JOURNALS....              1,596,601                              1,603,132
  THE TELEGRAPH....     33,228                   33,327       35,122
CENTRAL NEW ENGLAND
  THE HERALD NEWS..     34,924                   33,308       36,539
  TAUNTON DAILY
    GAZETTE........
  THE RECORD.......     33,011                   31,533       34,621
  THE CALL.........     22,334                   24,957       24,619
  THE TIMES........                              23,088
  Non-Daily
    Distribution...
                     ---------  -----------  -----------  -----------  -----------
TOTALS.............    514,262   1,699,266      515,048      519,491    1,698,179
                     ---------  -----------  -----------  -----------  -----------
                     ---------  -----------  -----------  -----------  -----------

------------------------

(1) For merged properties and newspaper groups, the year given reflects the date of origination for the earliest publication.

(2) Circulation averages are for the six months ended September 30, 1996, 1995 and 1994 according to the ABC Fas-Fax Report, and circulation averages are for publications owned by the Company for a full year as of such dates, other than with respect to the TAUNTON DAILY GAZETTE.

   The Company provides the circulation figures set forth in the table on the previous page and elsewhere in this Prospectus because newspaper circulation is a traditional statistic provided by newspaper companies as descriptive of their respective newspapers. The Company does not view circulation as a primary indicator of operating performance or manage its business to maximize the circulation of its individual newspapers. See "Selected Combined Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations," "Business--Strategy--Expand Advertising Revenues and Readership" and "Business--Circulation."

(3) Non-daily distribution reflects average distribution for December 1996, 1995 and 1994, as applicable, except as otherwise noted in "Business--Overview of Operations." Non-daily distribution includes both paid and free distribution. Non-daily distribution for 1995 and 1994 excludes distribution of total market coverage publications.

(4) In August 1996, the Company commenced publication of a Sunday newspaper, THE HERALD PRESS, serving readers of THE HERALD, THE BRISTOL PRESS and THE MIDDLETOWN PRESS.

BACKGROUND

    Affiliates of E.M. Warburg, Pincus & Co., LLC (collectively, "Warburg, Pincus") have owned the majority of the equity securities of the Company and its predecessors since 1983. Since 1990, Warburg, Pincus has owned substantially all of the equity securities of the Company. Warburg, Pincus is a specialized financial services organization which manages approximately $7.0 billion of investments in its venture banking activities. Upon completion of the Offerings and assuming issuance of the Bonus Shares, Warburg, Pincus will own approximately 78.2% of the Common Stock then outstanding. Warburg, Pincus has agreed with the Company that, following consummation of the Offerings and with respect to any matter brought to a stockholder vote, Warburg, Pincus will vote in its own discretion shares representing no more than 50% of the voting power of the Company's shares entitled to vote on the applicable matter. The shares owned by Warburg, Pincus which represent in excess of such 50% will be voted in the same proportion as the shares voted by the other stockholders on the applicable matter.

    In 1997, the Company was converted from a limited liability company to a Delaware corporation in connection with the Offerings. The structure of the Company as a corporation is not expected to cause the financial condition and operations of the Company to differ materially from its operations as a limited liability company.

                                 THE OFFERINGS

    The offering of 7,500,000 shares of Common Stock initially being offered in the United States and Canada (the "U.S. Offering") and the offering of 1,875,000 shares of Common Stock initially being offered in a concurrent international offering outside the United States and Canada (the "International Offering") are collectively referred to as the "Offerings." The closing of each of the Offerings is conditioned upon the closing of the other Offering.

Common Stock offered

  United States Offering.....................  7,500,000 shares

  International Offering.....................  1,875,000 shares

    Total....................................  9,375,000 shares(1)

Common Stock to be outstanding after the
  Offerings..................................  48,437,500 shares(2)

New York Stock Exchange symbol...............  JRC

Use of Proceeds..............................  For repayment of outstanding indebtedness.
                                               Approximately $34.5 million will be used to
                                               repay indebtedness (including accrued
                                               interest) owed to Warburg, Pincus. See "Use
                                               of Proceeds."

------------------------

(1) Assumes the Underwriters' over-allotment option is not exercised. If such over-allotment is exercised, up to an additional 1,406,250 shares will be sold by Warburg, Pincus Capital Partners, L.P. ("WPCP"), an affiliate of E.M. Warburg, Pincus & Co., LLC, in the Offerings.

(2) Includes the Bonus Shares (as defined herein). Excludes 4,843,750 shares of Common Stock reserved for issuance under the Company's 1997 Stock Incentive Plan (the "1997 Plan"), of which options for 968,750 shares with an exercise price per share equal to the Price to Public have been granted or will be issued following completion of the Offerings and of which options to purchase 968,750 shares with an exercise price per share equal to 150% of the Price to Public have been granted or will be issued following completion of the Offerings. See "Management--Compensation Pursuant to Plans--1997 Stock Incentive Plan."

                                  RISK FACTORS

    In addition to the other information contained in this Prospectus, the discussion of risk factors, which begins on page 12 hereof, should be considered carefully in evaluating an investment in the Common Stock. The risks of investing in the Common Stock include the following factors: newspaper industry competition, dependence on local economies, fluctuation of quarterly results, the Company's acquisition strategy, the price and availability of newsprint, the Company's indebtedness, the holding company structure, the stockholders' deficit, the expected charge to second quarter earnings, environmental matters, potential litigation exposure, influence by existing stockholders, anti-takeover effect of certain certificate of incorporation and by-laws provisions, absence of prior public market and possible volatility of stock price, shares eligible for future sale and dilution.

                 SUMMARY COMBINED FINANCIAL AND OPERATING DATA

    The following summary combined data (except number of newspapers and per share amounts) for (i) the combined balance sheets of the Company as of December 31, 1992, 1993 and 1994 and the related combined statements of operations and cash flows for each of the two years in the period ended December 31, 1993 have been derived from unaudited financial statements which include audited financial statements of the Company's material subsidiaries, (ii) the combined balance sheets of the Company as of December 31, 1995 and 1996 and the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1996 have been derived from the audited financial statements of the Company, and (iii) the combined balance sheet as of March 31, 1997 and the related combined statements of operations and cash flows for the three months ended March 31, 1996 and 1997 have been derived from the unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements include all necessary adjustments (consisting of normal, recurring accruals) for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The summary combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and Notes thereto.

                                                                                                        THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                -----------------------------------------------------  --------------------
                                                  1992       1993       1994       1995       1996       1996       1997
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     (IN THOUSANDS, EXCEPT NUMBER OF NEWSPAPERS AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Advertising.................................  $ 193,064  $ 201,929  $ 224,071  $ 249,534  $ 256,971  $  58,668  $  60,419
  Circulation.................................     54,607     58,230     65,204     73,797     79,776     19,739     19,830
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Newspaper revenues............................    247,671    260,159    289,275    323,331    336,747     78,407     80,249
Commercial printing and other.................     13,150     11,710     10,875     15,626     14,373      3,802      2,791
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  260,821    271,869    300,150    338,957    351,120     82,209     83,040
Operating expenses:
  Salaries and employee benefits..............     95,522     96,252    105,607    110,651    111,626     28,129     28,663
  Newsprint, ink and printing charges.........     32,964     35,285     36,481     48,243     50,110     13,190      9,130
  Selling, general and administrative.........     25,770     24,017     25,312     28,678     30,993      7,619      7,641
  Depreciation and amortization...............     33,812     24,097     18,605     19,178     20,525      4,956      5,418
  Other.......................................     30,622     30,757     34,187     38,743     38,976      9,625      9,543
  Unusual items(1)............................    119,583    241,969     --         --         --         --         --
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  338,273    452,377    220,192    245,493    252,230     63,519     60,395
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income (loss).......................    (77,452)  (180,508)    79,958     93,464     98,890     18,690     22,645
Net interest and other expense................    (60,876)   (55,295)   (42,049)   (64,028)   (56,472)   (15,743)   (12,989)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before provision for income
  taxes, extraordinary items and cumulative
  effect of accounting changes................   (138,328)  (235,803)    37,909     29,436     42,418      2,947      9,656
Provision for income taxes (benefit)..........     (3,726)     3,067      4,126      2,653     14,309        994      3,932
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before extraordinary items and
  cumulative effect of accounting changes.....   (134,602)  (238,870)    33,783     26,783     28,109      1,953      5,724
Extraordinary items and cumulative effect of
  accounting changes(2).......................     99,146      7,698    (13,100)    --         --         --         --
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss).............................  $ (35,456) $(231,172) $  20,683  $  26,783  $  28,109  $   1,953  $   5,724
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net income per common share(3)......     --         --         --         --      $     .74     --      $     .15

OTHER DATA:
EBITDA(4).....................................  $  75,943  $  85,558  $  98,563  $ 112,642  $ 119,415  $  23,646  $  28,063
EBITDA Margin.................................       29.1%      31.5%      32.8%      33.2%      34.0%      28.8%      33.8%
Capital expenditures..........................  $   3,896  $  12,457  $   8,326  $   4,859  $   7,675  $   1,616  $   1,531
Net cash provided by operating activities.....     20,404     23,277     46,268     26,778     60,065      8,532     14,439
Net cash used in investing activities.........      3,298     54,995     22,614     50,557     25,700      1,613      1,193
Net cash (used in) provided by financing
  activities..................................    (29,495)    32,055    (33,361)    24,384    (34,441)    (9,804)   (15,713)

Number of daily newspapers, end of period.....         13         15         16         17         18         17         18
Number of non-daily publications, end of
  period......................................         62         65         68        114        118        114        118

                                                                                        AS OF MARCH 31, 1997
                                                                                    -----------------------------
                                                                                                     PRO FORMA
                                                                                    PRO FORMA(5)   AS ADJUSTED(6)
                                                                                    -------------  --------------

BALANCE SHEET DATA:
Total current assets..............................................................   $    61,989     $   73,385
Property, plant and equipment, net................................................        89,331         89,331
Total assets......................................................................       299,275        311,892
Total current liabilities, less current maturities of long-term debt..............        38,175         38,175
Total debt, including current maturities..........................................       639,119        532,194
Stockholders' deficit.............................................................      (417,934)      (301,392)

------------------------------

(1) As a result of the restructuring of the Company's debt in 1992 and 1993 and management's assessment of certain of the Company's newspaper properties, the Company reduced the carrying value of its intangible assets related to prior acquisitions and reflected this charge as an unusual item in the financial statements.

(2) Extraordinary items represent gains or losses related to debt extinguishment. In 1992, a Plan of Reorganization of a subsidiary of the Company was approved by the court. As a result, certain of that subsidiary's obligations were discharged, and the Company recognized a gain on extinguishment of debt of $113.9 million. In connection with certain refinancings, the Company recognized a net gain of $7.7 million in 1993 and a loss of $13.1 million in 1994 on extinguishment of debt. In 1992, the Company incurred a charge of $14.8 million, which was classified as a cumulative effect of accounting changes relating to the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions."

(3) The pro forma net income per common share was calculated reflecting the 37,962,500 shares which were issued prior to the Offerings but subsequent to December 31, 1996. If effect were given to the issuance of the shares of Common Stock in the Offerings and the Bonus Shares (as defined herein) and to the net interest expense reduction related to the use of proceeds used to reduce debt and additional debt to pay the cash portion of the Management Bonuses, the pro forma net income per common share would decrease by less than $.01 for the year end December 31, 1996 and would be the same for the three month period ended March 31, 1997. See "The Company" and Notes 2 and 11 of "Notes to Combined Financial Statements."

(4) EBITDA is defined by the Company as operating income (loss) plus depreciation, amortization and other non-cash charges. EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to operating or net income computed in accordance with GAAP, as an indicator of the Company's operating performance, as an alternative to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity. The Company believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the industry. However, not all companies calculate EBITDA using the same methods; therefore, the EBITDA figures set forth above may not be comparable to EBITDA reported by other companies. Certain covenants contained in the Company's Credit Agreement are based upon EBITDA. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of "Notes to Combined Financial Statements."

(5)Reflects the conversion of the Company from a limited liability company to a Delaware corporation. As a result of such conversion, the membership interests in the limited liability company were exchanged for shares of Common Stock.

(6) Adjusted to give effect to the Offerings and the application of the net proceeds therefrom. Also, reflects the charge for discontinuation of the StarShare Plan (as defined herein) and for the Management Bonuses and related incurrence of indebtedness. See "Risk Factors--Charge to Second Quarter Earnings," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Management Bonus Plan" and "Management."

                                  RISK FACTORS

    PRIOR TO MAKING AN INVESTMENT DECISION, PROSPECTIVE PURCHASERS SHOULD CONSIDER CAREFULLY AND EVALUATE, IN ADDITION TO OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS:

NEWSPAPER INDUSTRY COMPETITION

    The Company's business is concentrated in newspapers and other publications located primarily in small metropolitan and suburban areas in the United States. Revenues in the newspaper industry primarily consist of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, shopping guides ("shoppers"), television, radio, direct mail, on-line services and other forms of communication and advertising media. Competition for newspaper advertising expenditures is based largely upon advertiser results, readership, advertising rates, demographics and circulation levels, while competition for circulation and readership is based largely upon the content of the newspaper, its price and the effectiveness of its distribution. Many of the Company's competitors are larger and have greater financial resources than the Company. See "Business-- Competition."

DEPENDENCE ON LOCAL ECONOMIES

    The Company's advertising revenues and, to a lesser extent, circulation revenues are dependent on a variety of factors specific to the communities which the Company's newspapers serve. These factors include, among others, the size and demographic characteristics of the local population, local economic conditions in general, and the related retail segments in particular, and local weather conditions. If the local economy, prevailing retail environment or weather conditions of the communities which the Company's newspapers serve were to be adversely affected, there could be no assurance that the Company's financial condition or results of operations would not be adversely affected. For a discussion of recent population and household income trends in the areas which are served by the Company's newspapers, see "Business--Overview of Operations."

FLUCTUATION OF QUARTERLY RESULTS

    Newspaper companies tend to follow a distinct and recurring seasonal pattern. The first quarter of the year (January-March) tends to be the weakest quarter because advertising volume is then at its lowest level. Correspondingly, the fourth quarter (October-December) tends to be the strongest quarter, as it includes heavy holiday season advertising. The Company expects that seasonal fluctuations will continue to affect its results of operations in future periods. Results of operations in any period should not be considered indicative of the results to be expected for any future periods.

    The following table sets forth certain unaudited quarterly financial data, for each of the past nine quarters ended March 31, 1997. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                   1995                                        1996                       1997
                                ------------------------------------------  ------------------------------------------  ---------
                                 1ST QTR    2ND QTR    3RD QTR    4TH QTR    1ST QTR    2ND QTR    3RD QTR    4TH QTR    1ST QTR
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS)
Revenues......................  $  73,101  $  85,690  $  87,002  $  93,164  $  82,209  $  90,367  $  86,630  $  91,914     83,040
Operating income..............     17,257     25,825     23,026     27,356     18,690     25,926     24,479     29,795     22,645
Net income....................      2,415      9,639      6,387      8,342      1,953      7,967      6,855     11,334      5,724
EBITDA(1).....................     21,690     30,447     27,962     32,543     23,646     31,228     29,416     35,125     28,063
EBITDA Margin.................       29.7%      35.5%      32.1%      34.9%      28.8%      34.6%      34.0%      38.2%      33.8%

------------------------

(1) See Note (4) to "Summary Combined Financial and Operating Data."

    See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Quarterly Results."

ACQUISITION STRATEGY

    The Company has grown through, and anticipates that it will continue to grow through, acquisitions of daily and non-daily newspapers and similar publications. Acquisitions may expose the Company to particular risks, including, without limitation, diversion of management's attention, assumption of liabilities and amortization of goodwill and other acquired intangible assets, some or all of which could have a material adverse effect on the financial condition or results of operations of the Company. Depending on the value and nature of the consideration paid by the Company for acquisitions, such acquisitions may have a dilutive impact on the Company's earnings per share. In making acquisitions, the Company competes for acquisition targets with other companies, many of which are larger and have greater financial resources than the Company. There can be no assurance that the Company will continue to be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of such opportunities, evaluating the costs of new growth opportunities at existing operations or managing the publications it owns and improving their operating efficiency. Historically, the Company has financed acquisitions through cash on hand and borrowings, which borrowings have increased the Company's indebtedness. The Company anticipates that it will finance future acquisitions through cash on hand, borrowings and issuances of capital stock. The Credit Agreement limits acquisitions to certain permitted investments and newspapers in the United States, and requires that acquisitions be financed through certain permitted sources. In addition, the financial covenants contained in the Credit Agreement may limit the Company's ability to make acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Strategy--Grow by Acquisition."

PRICE AND AVAILABILITY OF NEWSPRINT

    The basic raw material for newspapers is newsprint. The Company's newsprint consumption (excluding paper consumed in the Company's commercial printing operations) totaled approximately $41 million in 1996, which was approximately 12% of the Company's newspaper revenues. In 1996, the Company consumed approximately 61,000 metric tons of newsprint. The average price per metric ton of newsprint based on East Coast transaction prices in 1995, 1996 and March 1997 was $668, $645 and $535, respectively, as reported by the trade publication PULP AND PAPER WEEKLY. The Company has no long-term contracts to purchase newsprint. Generally, the Company has in the past and currently purchases all of its newsprint from two suppliers, Abitibi-Price Inc. and Kruger Inc. Historically, the percentage of the Company's newsprint supplied by each of such suppliers has varied. The Company believes that it would not be materially adversely effected if it were no longer able to purchase its newsprint supply from its two current suppliers and that, in such event, other newsprint suppliers would be readily available to the Company. In the future, the Company may purchase newsprint from other suppliers. The inability of the Company to obtain an adequate supply of newsprint in the future could have a material adverse effect on the financial condition or results of operations of the Company. Historically, the price of newsprint has been cyclical and volatile. In 1995 and 1996, the Company's average cost of newsprint consumed reflected increases of approximately 34% and 13%, compared to the previous year, respectively. In December 1996, newsprint suppliers announced a newsprint price increase planned to take effect in February 1997; this increase was delayed. The initial announcements indicated the increase would be $75 per metric ton. The Company has been informed by its suppliers that they will implement some portion of the announced price increase. The Company believes that if any price increase is sustained in the industry, the Company will also be impacted by such increase. The Company is unable to predict whether, or to what extent, any increase will be sustained. Significant increases in newsprint costs could have a material adverse effect on the financial condition or results of operations of the Company. The Company seeks to manage the effects of increases in prices of newsprint through a combination of, among other things, technology improvements, including web width reductions, inventory management and advertising and circulation price increases. The Company also has reduced fringe circulation in response to increased newsprint prices, as it is the Company's experience that such circulation does not provide adequate response for advertisers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Operating Expenses" and "Business--Raw Materials."

INDEBTEDNESS

    The Company has a substantial amount of indebtedness. As of March 31, 1997, after giving effect to the Offerings, the application of the net proceeds therefrom and the payment of the Management Bonuses, the consolidated indebtedness of the Company would have been approximately $532.2 million, which represents a multiple of 4.3 times the Company's twelve months trailing EBITDA of approximately $123.8 million. As of March 31, 1997, after giving effect to the Offerings, the application of the net proceeds therefrom and the payment of the Management Bonuses and the amount related to the discontinuation of the StarShare Plan, the Company would have had a net stockholders' deficit of approximately $301.4 million and a total capitalization of $230.8 million, and, thus, the percentage of the Company's indebtedness to total capitalization would have been 230.6%. The Company may incur additional indebtedness to fund operations, capital expenditures or future acquisitions. See "-- Stockholders' Deficit," "Use of Proceeds", "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Management Bonus Plan."

    The Company believes that cash provided by operating activities will be sufficient to fund its operations and to meet payment requirements under its Senior Secured Term Loans (collectively, the "Term Loan") and Senior Secured Revolving Credit Facility (the "Revolver," and together with the Term Loan, the "Senior Facilities") under the Credit Agreement (as defined herein). However, a decline in cash provided by operating activities, which could result from factors beyond the Company's control, such as unfavorable economic conditions, an overall decline in advertising expenditures or increased competition, could impair the Company's ability to service its debt. The Credit Agreement requires the maintenance of certain financial ratios and imposes certain operating and financial restrictions on the Company which restrict, among other things, the Company's ability to declare dividends, redeem stock, incur indebtedness, create liens, sell assets, consummate mergers and make capital expenditures, investments and acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Notes 4 and 11 of "Notes to Combined Financial Statements."

HOLDING COMPANY STRUCTURE

    The Company is a holding company which conducts its operations through direct and indirect subsidiaries. The Company's available cash will depend upon the cash flow of its subsidiaries and the ability of such subsidiaries to make funds available to the Company in the form of loans, dividends or otherwise. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make funds available to the Company, whether in the form of loans, dividends or otherwise. The Credit Agreement is secured by the common stock and certain assets of the Company's operating subsidiaries. In addition, the Company's subsidiaries may, subject to limitations contained in the Credit Agreement, become parties to financing arrangements which may contain limitations on the ability of such subsidiaries to pay dividends or to make loans or advances to the Company. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of such subsidiary would generally be entitled to priority over the Company with respect to assets of the affected subsidiary.

STOCKHOLDERS' DEFICIT

    As of March 31, 1997, after giving effect to the Offerings, the application of the net proceeds therefrom and the payment of the Management Bonuses and the amount related to the discontinuation of the StarShare Plan, the stockholders' deficit of the Company would have been approximately $301.4 million. There can be no assurance as to when or if such deficit will be eliminated. The Company believes that the deficit does not have a material adverse effect on its liquidity or financial condition. In each of the financial periods covered by the Financial Statements, the stockholders' deficit of the Company decreased as a result of increases in net income. The stockholders' deficit increased in the period between December 31, 1993 and December 31, 1994 due to a redemption of preferred stock, which involved a charge of approximately $61.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements."

CHARGE TO SECOND QUARTER EARNINGS

    The Company expects to incur a charge to pre-tax earnings of approximately $31.0 million in the second quarter of 1997. The charge consists of an amount for the Management Bonuses and an amount for the discontinuation of the StarShare Plan. The Management Bonuses are expected to account for approximately $28.0 million of such charge, comprised of 1,100,000 shares of Common Stock (the "Bonus Shares"), the per share value of which, upon award, was equal to the Price to Public set forth on the cover page of this Prospectus (the "Price to Public") of $14.00, plus a cash portion of approximately $12.6 million. The Company expects that the cash portion of the Management Bonuses will be used to satisfy recipients' tax obligations arising from the Management Bonuses. The discontinuation of the StarShare Plan (as defined herein) will account for approximately $3.0 million of such charge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Management Bonus Plan," "Management--Compensation Pursuant to Plans--Management Bonus Plan," "Management--Executive Compensation" and "Certain Transactions."

ENVIRONMENTAL MATTERS

    The Company's operations are subject to federal, state and local environmental laws and regulations pertaining to air and water quality, storage tanks and the management and disposal of wastes at its facilities. To the best of the Company's knowledge, its operations are in material compliance with applicable environmental laws and regulations as currently interpreted. The Company cannot predict with any certainty whether future events, such as changes in existing laws and regulations or the discovery of conditions not currently known to the Company, may give rise to additional costs which could be material. Furthermore, actions by federal, state and local governments concerning environmental matters could result in laws or regulations that could have a material adverse effect on the financial condition or results of operations of the Company. The Company is not aware of any pending legislation by federal, state or local governments relating to environmental matters which, if enacted, would reasonably be expected to have a material adverse effect on the financial condition or results of operations of the Company. See "Business--Environmental Matters."

POTENTIAL LITIGATION EXPOSURE

    The Company and its subsidiaries are involved in a number of litigation matters which have arisen in the ordinary course of business. The Company believes that the outcome of these legal proceedings will not have a material adverse effect on the Company's financial condition or results of operations. For the periods covered by the Financial Statements contained herein, the Company has not paid damages in connection with litigation matters that have had a material adverse effect on the financial condition or results of operations of the Company. See "Business--Legal Proceedings."

INFLUENCE BY EXISTING STOCKHOLDER

    Upon completion of the Offerings and assuming issuance of the Bonus Shares, Warburg, Pincus will beneficially own approximately 78.2% of the outstanding shares of the Common Stock. Warburg, Pincus has agreed with the Company that, following completion of the Offerings and with respect to any matter brought to a stockholder vote, Warburg, Pincus will vote in its own discretion shares representing no more than 50% of the voting power of the Company's shares entitled to vote on the applicable matter. The shares owned by Warburg, Pincus which represent in excess of such 50% will be voted in the same proportion as the shares voted by the other stockholders on the applicable matter. Notwithstanding such agreement, it is probable that Warburg, Pincus will continue to be able to elect the Company's Board of Directors (the "Board of Directors") and take, or block, other corporate actions requiring stockholder approval, as well as to dictate the direction and policies of the Company. The concentration of ownership, whether or not the agreement is in effect, also could delay, deter or prevent a sale of the Company or a majority of the outstanding stock of the Company. The controlling stock ownership of the Company by Warburg, Pincus could result in changes in the Company's structure, even if not deemed to be in the best interest of the minority stockholders of the Company. See "Principal and Selling Stockholders."

ANTI-TAKEOVER EFFECT OF CERTAIN CERTIFICATE
  OF INCORPORATION AND BY-LAWS PROVISIONS

    Certain provisions of the Company's Certificate of Incorporation (the "Certificate") and By-laws (the "By-laws") may have the effect of delaying, deterring or preventing a sale of the Company or a majority of the outstanding stock of the Company. Such provisions may also render the removal of directors and management more difficult. Specifically, the By-laws provide for a classified Board of Directors serving staggered three-year terms, restrictions on who may call a special meeting of stockholders, a prohibition on stockholder action by written consent and certain advance notice requirements for stockholder nominations of candidates for election to the Board of Directors and certain other stockholder proposals. The Certificate does not include an election to opt out of the Delaware anti-takeover statute. In addition, the Certificate authorizes the issuance of preferred stock, par value $.01 per share (the "Preferred Stock"), without stockholder approval and upon such terms as the Board of Directors may determine. The issuance of Preferred Stock may also have the effect of delaying, deterring or preventing a sale of the Company or a majority of the outstanding stock of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock."

ABSENCE OF PRIOR PUBLIC MARKET;
  POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offerings, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, there can be no assurance that an active trading market for the Common Stock will develop or be sustained following the Offerings or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price was determined by negotiation between the Company and the representatives of the Underwriters based upon several factors and may not be indicative of future market prices. The price at which the Common Stock will trade will depend upon a number of factors, some of which are beyond the Company's control. Such factors include, but are not limited to, the Company's historical and anticipated operating results, general market and economic conditions, quarterly fluctuations in the Company's financial and operating results, announcements by the Company or others and developments affecting the Company, its publications, its advertisers, readers and suppliers, the markets in which it competes or the newspaper industry generally. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may have an adverse effect on the market price of the Common Stock. See "Underwriters-- Pricing of the Offerings."

SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of Common Stock by existing stockholders under Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act"), or otherwise could have an adverse effect on the price of the Common Stock. The shares of Common Stock sold in the Offerings will be eligible for immediate resale, except to the extent acquired by "affiliates" of the Company, as such term is defined in Rule 144. Additionally, the Bonus Shares and 37,962,500 shares of Common Stock will be eligible for sale in the public market pursuant to Rule 144 or Rule 701 ("Rule 701") under the Securities Act, or otherwise, 180 days after the effective date of the Registration Statement of which this Prospectus is a part upon expiration of lock-up agreements with the Underwriters. Sales of such shares in the public market or the perception that such sales may occur, could adversely affect the market price of the Common Stock or impair the Company's ability to raise additional capital in the future through the sale of equity securities. Any additional shares outstanding upon completion of these Offerings will be eligible for sale pursuant to Rule 144 upon the expiration of the applicable holding period. Promptly after completion of the Offerings, the Company has covenanted to file with the Securities and Exchange Commission (the "Commission") a registration statement covering the Bonus Shares and the shares of Common Stock underlying grants available under the 1997 Plan. In addition, Warburg, Pincus and certain individuals (collectively, the "Individuals") who, immediately prior to completion of the Offerings, owned in the aggregate less than 1% of the shares of Common Stock outstanding, have rights under certain circumstances to require the Company to register a total of 37,962,500 shares of Common Stock, in certain cases, after expiration of lock-up agreements. See "Management--Compensation Pursuant to Plans," "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriters."

DILUTION

    Investors purchasing Common Stock in the Offerings will incur substantial and immediate dilution in the amount of approximately $22.86 in net tangible book value per share of Common Stock from the initial public offering price. See "Dilution."

                                  THE COMPANY

    The Company is a leading U.S. newspaper publisher, with total paid daily circulation of approximately 556,000 and total non-daily distribution of approximately 2.7 million. The Company owns and operates 18 daily newspapers and 118 non-daily publications strategically clustered in five geographic areas:
Connecticut; Ohio; Philadelphia and its surrounding areas; the greater St. Louis area; and central New England. The Company's newspapers are characterized by an intense focus on coverage of local news and sports and offer compelling graphic design in colorful, reader-friendly packages.

    Warburg, Pincus has owned the majority of the equity securities of the Company and its predecessors since 1983. Since 1990, Warburg, Pincus has owned substantially all of the equity securities of the Company. Upon completion of the Offerings and assuming issuance of the Bonus Shares, Warburg, Pincus will own approximately 78.2% of the Common Stock then outstanding.

    Beginning in 1983, Warburg, Pincus acquired and owned newspaper publications in partnership with the prior management of the Company's predecessors. In 1990, Warburg, Pincus acquired substantially all of the equity securities of these ventures, and such ventures have been operated by current management since such time. In 1992 and 1993, certain of the Company's subsidiaries underwent certain debt restructuring transactions. See Note 2 of "Selected Combined Financial and Operating Data." In 1997, the Company was converted from a limited liability company into a Delaware corporation in connection with the Offerings. See Note 11 of "Notes to Combined Financial Statements."

    The Company's principal executive office is located at State Street Square, 50 West State Street, Trenton, New Jersey 08608-1298, and its telephone number is (609) 396-2200. The Company's Internet address is http://www.journalregister.com.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of Common Stock in the Offerings are estimated to be $119.5 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company will not receive any proceeds from the sale of Common Stock by WPCP if the Underwriters' over-allotment option is exercised.

    The Company intends to use the net proceeds of the Offerings to repay indebtedness. Approximately $85.0 million of such proceeds will be used to repay a portion of the amounts outstanding under the Term Loan and the Revolver, which bear interest at floating rates which were each approximately 7.75% per annum (as of January 1, 1997). The Term Loan has a final maturity of December 31, 2002, and all borrowings under the Revolver must be repaid by December 31, 2003. Paydowns on the Revolver increase the availability thereof, subject to the requirement that all borrowings must be repaid by December 31, 2003. In connection with the Offerings, the Credit Agreement will be amended and restated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Approximately $34.5 million of the net proceeds will be used to retire all of the outstanding principal amount of and accrued and unpaid interest on the Company's Subordinated Notes due to Warburg, Pincus, which bear interest at a rate of 10.0% per annum and mature on June 30, 2002 (the "Subordinated Notes"). The Company intends to use cash on hand and/or borrowings under the Revolver to fund the cash portion of the Management Bonuses. The Management Bonuses will total approximately $28.0 million, comprised of 1,100,000 Bonus Shares, valued, upon award, at the Price to Public of $14.00 per share, plus a cash portion of approximately $12.6 million. The Company expects that the cash portion of the Management Bonuses will be used to satisfy recipients' tax obligations arising from the Management Bonuses. See "Risk Factors--Charge to Second Quarter Earnings," "Management-- Compensation Pursuant to Plans--Management Bonus Plan," "Certain Transactions" and Notes 4 and 11 of "Notes to Combined Financial Statements."

                                DIVIDEND POLICY

    The Company has not paid dividends on the Common Stock and does not anticipate paying dividends on the Common Stock in the foreseeable future. The Company intends to retain future earnings for reinvestment in the Company. In addition, the Credit Agreement places limitations on the Company's ability to pay dividends or make any other distributions on the Common Stock. See Note 4 of "Notes to Combined Financial Statements." Any future determination as to the payment of dividends will be subject to such prohibitions and limitations, will be at the discretion of the Board of Directors and will depend on the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors. See "Risk Factors--Holding Company Structure" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                    DILUTION

    The pro forma net tangible book deficit of the Company as of March 31, 1997 was $545.6 million, or approximately $14.37 per share of Common Stock. Net tangible book deficit per share represents the amount of total tangible assets less total liabilities, as of March 31, 1997, divided by the aggregate number of shares of Common Stock to be issued in connection with the conversion of the Company from a limited liability company to a Delaware corporation. After giving effect to the sale by the Company of the 9,375,000 shares of Common Stock in the Offerings, payment of Management Bonuses including issuance of Bonus Shares and the charge related to the discontinuation of the StarShare Plan, the net tangible book deficit of the Company on March 31, 1997 would have been $429.0 million or $8.86 per share. This represents an immediate decrease in net tangible book deficit of $5.51 per share of Common Stock to existing stockholders and an immediate dilution of approximately $22.86 per share to new investors purchasing shares in the Offerings. The following table illustrates the per share dilution:

Initial public offering price per share.................................             $   14.00
  Net tangible book (deficit) per share before the Offerings............  $  (14.37)
  Increase per share attributable to the Offerings......................       5.51
                                                                          ---------
Net tangible book (deficit) per share after the Offerings...............                 (8.86)
                                                                                     ---------
Dilution per share to new investors.....................................             $  (22.86)
                                                                                     ---------
                                                                                     ---------

    The following table sets forth on a pro forma basis reflecting the completion of the Offerings as of March 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by the new investors purchasing shares of Common Stock from the Company in the Offerings (before deducting the underwriting discount and estimated offering expenses):

                                                            SHARES PURCHASED         TOTAL CONSIDERATION
                                                        -------------------------  -----------------------  AVERAGE PRICE
                                                           NUMBER       PERCENT      AMOUNT      PERCENT      PER SHARE
                                                        ------------  -----------  ----------  -----------  -------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE)
Existing stockholders.................................    37,962,500          78%  $  224,271          61%    $    5.91
New investors.........................................     9,375,000          20      131,250          35     $   14.00
Management............................................     1,100,000           2       15,400           4     $   14.00
                                                        ------------       -----   ----------       -----
Total.................................................    48,437,500         100%  $  370,921         100%
                                                        ------------       -----   ----------       -----
                                                        ------------       -----   ----------       -----

    The foregoing calculations reflect the issuance of the Bonus Shares to certain management employees, assume no exercise of the Underwriters' over-allotment option and exclude shares subject to options granted under the 1997 Plan that will be issued following completion of the Offerings. See "Management--Compensation Pursuant to Plans--1997 Stock Incentive Plan."

                                 CAPITALIZATION

    The following table sets forth the historical, pro forma and pro forma as adjusted capitalization of the Company as of March 31, 1997. The pro forma capitalization reflects the conversion of the Company from a limited liability company to a Delaware corporation. The pro forma as adjusted capitalization reflects the Offerings, and the application of the estimated net proceeds therefrom, the discontinuation of the StarShare Plan and the payment of the Management Bonuses. See "The Company," "Use of Proceeds" and "Management--Compensation Pursuant to Plans--Management Bonus Plan." This table should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus. See "Combined Financial Statements" and Notes thereto.

                                                                                        MARCH 31, 1997
                                                                              -----------------------------------
                                                                                                       PRO FORMA
                                                                                ACTUAL    PRO FORMA   AS ADJUSTED
                                                                              ----------  ----------  -----------

                                                                                        (IN THOUSANDS)
Long-term debt (including current maturities):
  Term Loan.................................................................  $  487,995  $  487,995   $ 397,995
  Revolver..................................................................     116,000     116,000     133,216
  Subordinated Notes and accrued interest due to stockholders...............      34,141      34,141      --
  Other debt................................................................         983         983         983
                                                                              ----------  ----------  -----------
    Total debt..............................................................     639,119     639,119     532,194

Stockholders' equity (deficit):
  Membership interests......................................................       2,104      --          --
  Common stock, par value $.01 per share, 300,000,000 shares authorized,
    37,962,500 shares issued and outstanding pro forma and 48,437,500 shares
    issued and outstanding as adjusted(1)...................................      --             380         484
  Additional paid-in capital................................................     222,167     223,891     358,712
  Accumulated deficit.......................................................    (642,205)   (642,205)   (660,588)
                                                                              ----------  ----------  -----------
    Total stockholders' deficit.............................................    (417,934)   (417,934)   (301,392)
                                                                              ----------  ----------  -----------
Total capitalization........................................................  $  221,185  $  221,185   $ 230,802
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------

------------------------

(1) Includes the issuance of the Bonus Shares. Excludes 4,843,750 shares of Common Stock reserved for issuance under the 1997 Plan, of which options for 1,937,500 shares have been granted or will be issued following completion of the Offerings. See "Management--Compensation Pursuant to Plans."

                 SELECTED COMBINED FINANCIAL AND OPERATING DATA

    The following summary combined data (except number of newspapers and per share amounts) for (i) the combined balance sheets of the Company as of December 31, 1992, 1993 and 1994 and the related combined statements of operations and cash flows for each of the two years in the period ended December 31, 1993 have been derived from unaudited financial statements which include audited financial statements of the Company's material subsidiaries, (ii) the combined balance sheets of the Company as of December 31, 1995 and 1996 and the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1996 have been derived from the audited financial statements of the Company, and (iii) the combined balance sheet as of March 31, 1997 and the related combined statement of operations and cash flows for the three months ended March 31, 1996 and 1997 have been derived from the unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements include all necessary adjustments (consisting of normal, recurring accruals) for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The selected combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and Notes thereto.

                                                                                                     THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                      MARCH 31,
                                             -----------------------------------------------------  --------------------
                                               1992       1993       1994       1995       1996       1996       1997
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  (IN THOUSANDS, EXCEPT NUMBER OF NEWSPAPERS AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Advertising..............................  $ 193,064  $ 201,929  $ 224,071  $ 249,534  $ 256,971  $  58,668  $  60,419
  Circulation..............................     54,607     58,230     65,204     73,797     79,776     19,739     19,830
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Newspaper revenues.........................    247,671    260,159    289,275    323,331    336,747     78,407     80,249
Commercial printing and other..............     13,150     11,710     10,875     15,626     14,373      3,802      2,791
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               260,821    271,869    300,150    338,957    351,120     82,209     83,040
Operating expenses:
  Salaries and employee benefits...........     95,522     96,252    105,607    110,651    111,626     28,129     28,663
  Newsprint, ink and printing charges......     32,964     35,285     36,481     48,243     50,110     13,190      9,130
  Selling, general and administrative......     25,770     24,017     25,312     28,678     30,993      7,619      7,641
  Depreciation and amortization............     33,812     24,097     18,605     19,178     20,525      4,956      5,418
  Other....................................     30,622     30,757     34,187     38,743     38,976      9,625      9,543
  Unusual items(1).........................    119,583    241,969     --         --         --         --         --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               338,273    452,377    220,192    245,493    252,230     63,519     60,395
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income (loss)....................    (77,452)  (180,508)    79,958     93,464     98,890     18,690     22,645
Net interest and other expense.............    (60,876)   (55,295)   (42,049)   (64,028)   (56,472)   (15,743)   (12,989)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before provision for income
  taxes, extraordinary items and cumulative
  effect of accounting changes.............   (138,328)  (235,803)    37,909     29,436     42,418      2,947      9,656
Provision for income taxes (benefit).......     (3,726)     3,067      4,126      2,653     14,309        994      3,932
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before extraordinary items
  and cumulative effect of accounting
  changes..................................   (134,602)  (238,870)    33,783     26,783     28,109      1,953      5,724
Extraordinary items and cumulative effect
  of accounting changes(2).................     99,146      7,698    (13,100)    --         --         --         --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)..........................  $ (35,456) $(231,172) $  20,683  $  26,783  $  28,109  $   1,953  $   5,724
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net income per common share(3)...     --         --         --         --      $     .74     --      $     .15

OTHER DATA:
EBITDA(4)..................................  $  75,943  $  85,558  $  98,563  $ 112,642  $ 119,415  $  23,646  $  28,063
EBITDA Margin..............................       29.1%      31.5%      32.8%      33.2%      34.0%      28.8%      33.8%

Capital expenditures.......................  $   3,896  $  12,457  $   8,326  $   4,859  $   7,675  $   1,616  $   1,531
Net cash provided by operating
  activities...............................     20,404     23,277     46,268     26,778     60,065      8,532     14,439
Net cash used in investing activities......      3,298     54,995     22,614     50,557     25,700      1,613      1,193
Net cash (used in) provided by financing
  activities...............................    (29,495)    32,055    (33,361)    24,384    (34,441)    (9,804)   (15,713)

Number of daily newspapers, end of period..         13         15         16         17         18         17         18
Number of non-daily publications, end of
  period...................................         62         65         68        114        118        114        118

                                                                      YEAR ENDED DECEMBER 31,                  MARCH 31,
                                                       -----------------------------------------------------  -----------
                                                         1992       1993       1994       1995       1996        1997
                                                       ---------  ---------  ---------  ---------  ---------  -----------
                                                                                 (IN THOUSANDS)

BALANCE SHEET DATA:
Total current assets.................................  $  57,248  $  57,901  $  56,959  $  73,456  $  66,035   $  61,989
Property, plant and equipment, net...................    105,012    104,958    100,842     99,036     91,713      89,331
Total assets.........................................    447,734    244,428    245,290    306,434    305,985     299,275
Total current liabilities, less current maturities of
  long-term debt.....................................     54,167     31,028     33,734     44,582     37,720      38,175
Total debt, including current maturities.............    570,777    625,317    664,298    689,256    654,825     639,119
Members' deficit(5)..................................   (206,462)  (437,634)  (478,548)  (451,767)  (423,658)   (417,934)

------------------------

(1) As a result of the restructuring of the Company's debt in 1992 and 1993 and management's assessment of certain of the Company's newspaper properties, the Company reduced the carrying value of its intangible assets related to prior acquisitions and reflected this charge as an unusual item in the financial statements.

(2) Extraordinary items represent gains or losses related to debt extinguishment. In 1992, a Plan of Reorganization of a subsidiary of the Company was approved by the court. As a result, certain of that subsidiary's obligations were discharged, and the Company recognized a gain on extinguishment of debt of $113.9 million. In connection with certain refinancings, the Company recognized a net gain of $7.7 million in 1993 and a loss of $13.1 million in 1994 on extinguishment of debt. In 1992, the Company incurred a charge of $14.8 million, which was classified as a cumulative effect of accounting changes relating to the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

(3) The pro forma net income per common share was calculated reflecting the 37,962,500 shares which were issued prior to the Offerings but subsequent to December 31, 1996. If effect were given to the issuance of the shares of Common Stock in the Offerings and the Bonus Shares and to the net interest expense reduction related to the use of proceeds used to reduce debt and additional debt to pay the cash portion of the Management Bonuses, the pro forma net income per common share would decrease by less than $.01 for the year end December 31, 1996 and would be the same for the three month period ended March 31, 1997. See "The Company" and Notes 2 and 11 of "Notes to the Combined Financial Statements."

(4)  See Note (4) to "Summary Combined Financial and Operating Data."

(5) During 1994, the Company was converted into a limited liability company. In connection with such conversion, the Company's preferred stock and dividends in arrears thereon were redeemed for approximately $61.6 million. For the years ended December 31, 1992 and 1993, Members' deficit refers to Stockholders' deficit.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE HISTORICAL COMBINED FINANCIAL STATEMENTS AND NOTES THERETO AND THE OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company's principal business is publishing newspapers in the United States, where its publications are primarily small metropolitan and suburban daily newspapers and suburban and community non-daily newspapers. The Company's revenues are derived from advertising, paid circulation and commercial printing and other.

    The Company currently owns and operates 18 daily newspapers and 118 non-daily publications strategically clustered in five geographic areas:
Connecticut; Ohio; Philadelphia and its surrounding areas; the greater St. Louis area; and central New England. The Company has total paid daily circulation of 556,000, total paid Sunday circulation of 541,000, and total non-daily distribution of 2.7 million.

    The Company's objective is to continue its growth in revenues, EBITDA, EBITDA Margin and net income. The principal elements of the Company's strategy are to: (i) expand advertising revenues and readership; (ii) grow by acquisition; (iii) capture synergies from geographic clustering; and (iv) implement consistent operating policies and standards. Since 1993, the Company has successfully completed seven strategic acquisitions, acquiring six daily newspapers, 52 non-daily publications and one commercial printing company which prints several of the non-daily publications acquired.

    The Company believes that small metropolitan and suburban daily newspapers and suburban and community non-daily newspapers are generally effective in addressing the needs of local readers and advertisers under widely varying economic conditions. The Company believes that because its newspapers rely on a broad base of local retail and local classified advertising rather than more volatile national and major account advertising, its advertising revenues tend to be relatively stable.

    As part of the Company's strategy, the Company focuses on increasing advertising and circulation revenues and expanding readership at its existing and newly acquired properties. The Company has also developed certain operating policies and standards which it believes have resulted in significant improvements in the cash flow and profitability of its existing and acquired newspapers, including: (i) focusing on local content; (ii) maintaining and improving product quality; (iii) enhancing distribution and customer service;
(iv) facilitating marketing and promotion; (v) implementing financial controls; and (vi) promoting community involvement. See "Business--Strategy."

SOURCES OF REVENUES

    The Company's revenues are derived from advertising (73.2% of 1996 revenues), paid circulation (22.7%) and commercial printing and other (4.1%).

    The Company has a broad and diverse advertiser base, of which no advertiser accounted for more than 2.0% of the Company's 1996 advertising revenues. Substantially all of the Company's advertising revenues in 1996 were derived from local retailers (58.3%) and classified advertisers (37.6%). Changes in advertising rates are driven primarily by results achieved for advertisers, local economic conditions and competition. The Company generally seeks to increase advertising rates annually and has generally done so at the majority of its newspapers for each of the past five years.

    Circulation revenues are derived from home delivery sales to subscribers and single copy sales made through retail outlets and vending machines. In 1996, 71.5% of circulation revenues were derived from subscription sales and 28.5% were derived from single copy sales. Single copy rates currently range from $.35 to $.50 per daily copy and from $.50 to $1.75 per Sunday copy. The Company implements creative and interactive programs and promotions to increase readership and circulation, through both subscription and single copy sales. Circulation has generally declined throughout the newspaper industry in recent years, and the Company's newspapers have generally experienced this trend, even as operating performance has improved. The Company seeks to maximize the overall operating performance of its newspapers rather than maximizing circulation, and does not view circulation as a primary indicator of operating performance.

OPERATING EXPENSES

    Operating expenses (excluding depreciation and amortization) represented 66.0% of the Company's revenues in 1996. The Company's primary expenses are: salaries and employee benefits (31.8% of 1996 revenues); newsprint, ink and printing charges (14.3%); selling, general and administrative expenses (8.8%), which include insurance, telecommunication services, bad debt expense, promotion expense and agency commissions; and other expenses (11.1%), which include, among other items, costs related to newspaper delivery, editorial expenses such as correspondents, wire services, syndicated columnists, supplies and production costs other than newsprint, ink and printing charges, such as printing plates and composing charges. The Company is focused on minimizing expenses and has successfully reduced operating expenses (excluding non-cash charges) as a percentage of revenues in each of the past six years.

    Salaries and employee benefits are the Company's largest operating expense. The Company has been able to control salaries and employee benefit expenses as a result of efficiencies realized from implementing new technology as well as its focus on synergies from its strategy of clustering operations. In 1996, salaries and employee benefits increased .9% due to acquisitions, but decreased as a percentage of revenues. For operations owned for the full twelve months in both 1995 and 1996, salaries and employee benefit expenses declined by 5.1%.

    Newsprint represents the single largest raw material expense of the Company and, after salaries and employee benefit expenses, is its most significant operating expense. Newsprint expense increased significantly in 1995 on an industry-wide basis, peaking at $770 per metric ton in the first quarter of 1996 (based on average East Coast transaction prices), as reported by the trade publication PULP AND PAPER WEEKLY. Prices began to decrease in the second quarter of 1996 and, by December 1996, had decreased to $510 per metric ton (based on East Coast transaction prices). In December 1996, newsprint suppliers announced a newsprint price increase to take effect in February 1997; this increase was delayed. The initial announcements indicated the increase would be $75 per metric ton. The Company has been informed by its suppliers that they will implement some portion of the announced price increase. The Company believes that if any price increase is sustained in the industry, the Company will also be impacted by such increase. The Company is unable to predict whether, or to what extent, any increase will be sustained. The Company has in the past implemented programs to reduce newsprint consumption to offset newsprint price increases. For example, in 1995 the Company began reducing web widths at a majority of its newspapers, which has resulted in reduced page sizes and produced a corresponding decrease in newsprint consumption by approximately 8%. As part of its effort to control expenses, the Company actively manages its newsprint inventory based on anticipated changes in newsprint prices and adjusts advertising and circulation rates to offset, in part, the effects of changes in newsprint prices. See "Risk Factors--Price and Availability of Newsprint" and "Business--Raw Materials."

RESULTS OF OPERATIONS

    The following table presents selected combined financial information for the years ended December 31, 1994, 1995 and 1996 and for the three months ended March 31, 1996 and 1997 and the approximate percentage of revenues represented thereby:

                                                                                                    THREE MONTHS ENDED MARCH
                                                YEAR ENDED DECEMBER 31,                                       31,
                      ----------------------------------------------------------------------------  ------------------------
                                     % OF                      % OF                      % OF                      % OF
                        1994       REVENUES       1995       REVENUES       1996       REVENUES       1996       REVENUES
                      ---------  -------------  ---------  -------------  ---------  -------------  ---------  -------------
                                                   (IN THOUSANDS, EXCEPT NUMBER OF NEWSPAPERS)
STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Advertising.......  $ 224,071         74.7%   $ 249,534         73.6%   $ 256,971         73.2%   $  58,668         71.4%
  Circulation.......     65,204         21.7       73,797         21.8       79,776         22.7       19,739         24.0
                      ---------        -----    ---------        -----    ---------        -----    ---------        -----
Newspaper
  revenues..........    289,275         96.4      323,331         95.4      336,747         95.9       78,407         95.4
Commercial printing
  and other.........     10,875          3.6       15,626          4.6       14,373          4.1        3,802          4.6
                      ---------        -----    ---------        -----    ---------        -----    ---------        -----
                        300,150        100.0      338,957        100.0      351,120        100.0       82,209        100.0
Operating expenses:
  Salaries and
    employee
    benefits........    105,607         35.2      110,651         32.6      111,626         31.8       28,129         34.2
  Newsprint, ink and
    printing
    charges.........     36,481         12.2       48,243         14.2       50,110         14.3       13,190         16.1
  Selling, general
    and
   administrative...     25,312          8.4       28,678          8.5       30,993          8.8        7,619          9.3
  Depreciation and
    amortization....     18,605          6.2       19,178          5.7       20,525          5.8        4,956          6.0
  Other.............     34,187         11.4       38,743         11.4       38,976         11.1        9,625         11.7
                      ---------        -----    ---------        -----    ---------        -----    ---------        -----
                        220,192         73.4      245,493         72.4      252,230         71.8       63,519         77.3
                      ---------        -----    ---------        -----    ---------        -----    ---------        -----
Operating income....     79,958         26.6       93,464         27.6       98,890         28.2       18,690         22.7
Net interest and
  other expense.....    (42,049)       (14.0)     (64,028)       (18.9)     (56,472)       (16.1)     (15,743)       (19.1)
                      ---------        -----    ---------        -----    ---------        -----    ---------        -----
Income before
  provision for
  income taxes and
  extraordinary
  item..............     37,909         12.6       29,436          8.7       42,418         12.1        2,947          3.6
Provision for income
  taxes.............      4,126          1.4        2,653           .8       14,309          4.1          994          1.2
                      ---------        -----    ---------        -----    ---------        -----    ---------        -----
Income before
  extraordinary
  items.............     33,783         11.2       26,783          7.9       28,109          8.0        1,953          2.4
Extraordinary item:
  Loss on
    extinguishment
    of debt.........    (13,100)        (4.4)      --           --           --           --           --           --
                      ---------        -----    ---------        -----    ---------        -----    ---------        -----
Net income..........  $  20,683          6.8%   $  26,783          7.9%   $  28,109          8.0%   $   1,953          2.4%
                      ---------        -----    ---------        -----    ---------        -----    ---------        -----
                      ---------        -----    ---------        -----    ---------        -----    ---------        -----

OTHER DATA:
EBITDA(1)...........  $  98,563         32.8%   $ 112,642         33.2%   $ 119,415         34.0%   $  23,646         28.8%
Net cash provided by
  operating
  activities........  $  46,268                 $  26,778                 $  60,065                 $   8,532
Net cash used in
  investing
  activities........     22,614                    50,557                    25,700                     1,613
Net cash (used in)
  provided by
  financing
  activities........    (33,361)                   24,384                   (34,441)                   (9,804)
Number of daily
  newspapers, end of
  period............         16                        17                        18                        17
Number of non-daily
  publications, end
  of period.........         68                       114                       118                       114


                                     % OF
                        1997       REVENUES
                      ---------  -------------

STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Advertising.......  $  60,419         72.8%
  Circulation.......     19,830         23.9
                      ---------        -----
Newspaper
  revenues..........     80,249         96.7
Commercial printing
  and other.........      2,791          3.3
                      ---------        -----
                         83,040        100.0
Operating expenses:
  Salaries and
    employee
    benefits........     28,663         34.5
  Newsprint, ink and
    printing
    charges.........      9,130         11.0
  Selling, general
    and
   administrative...      7,641          9.2
  Depreciation and
    amortization....      5,418          6.5
  Other.............      9,543         11.5
                      ---------        -----
                         60,395         72.7
                      ---------        -----
Operating income....     22,645         27.3
Net interest and
  other expense.....    (12,989)       (15.6)
                      ---------        -----
Income before
  provision for
  income taxes and
  extraordinary
  item..............      9,656         11.7
Provision for income
  taxes.............      3,932          4.8
                      ---------        -----
Income before
  extraordinary
  items.............      5,724          6.9
Extraordinary item:
  Loss on
    extinguishment
    of debt.........     --           --
                      ---------        -----
Net income..........  $   5,724          6.9%
                      ---------        -----
                      ---------        -----
OTHER DATA:
EBITDA(1)...........  $  28,063         33.8%
Net cash provided by
  operating
  activities........  $  14,439
Net cash used in
  investing
  activities........      1,193
Net cash (used in)
  provided by
  financing
  activities........    (15,713)
Number of daily
  newspapers, end of
  period............         18
Number of non-daily
  publications, end
  of period.........        118

------------------------

(1)   See Note (4) to "Summary Combined Financial and Operating Data."

    The Company's revenues increased from $260.8 million in 1992 to $351.1 million in 1996. EBITDA has grown from $75.9 million to $119.4 million over the same period. Growth in revenues and EBITDA was mainly attributable to acquisitions consummated since 1993, expansion in advertising and circulation revenues and the Company's continued focus on expense controls. During 1992 and 1993, the Company evaluated its intangible assets based on facts and circumstances existing at the time. The Company's evaluation considered the outlook for the newspaper properties it owned, its capital structure and the industry conditions existing at the time. As a result of this evaluation, the Company reduced its intangible assets by $119.6 million and $242.0 million in 1992 and 1993, respectively.

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

    The Company's results for the three months ended March 31, 1997 discussed below include the results of the TAUNTON DAILY GAZETTE (the "Taunton acquisition") from its acquisition date of December 13, 1996.

    REVENUES. In the three months ended March 31, 1997, revenues increased $831,000, or 1.0% to $83.0 million from $82.2 million in the first quarter of 1996. Newspaper revenues increased $1.8 million, or 2.4%, to $80.2 million in the first quarter of 1997 from $78.4 million in the first quarter of 1996 primarily due to an increase in advertising revenues. Advertising revenues increased $1.7 million, or 3.0%, to $60.4 million in the first quarter of 1997, from $58.7 million in the first quarter of 1996 primarily due to volume increases and the Taunton acquisition. Circulation revenues increased approximately $100,000, to $19.8 million in the first quarter of 1997 from $19.7 million in the first quarter of 1996. Commercial printing and other revenues decreased approximately $1.0 million or 26.6%, from $3.8 million in the first quarter of 1996 to $2.8 million in the first quarter of 1997, reflecting the continued highly competitive conditions in the commercial printing industry. Commercial printing and other represented 3.4% of the Company's revenues in the first quarter of 1997 compared to 4.6% in the first quarter of 1996.

    SALARIES AND EMPLOYEE BENEFIT EXPENSES. In the first quarter of 1997, salaries and employee benefit expenses accounted for 34.5% of the Company's revenues, as compared to 34.2% in the first quarter of 1996. Salaries and employee benefit expenses increased approximately $534,000, or 1.9%, to $28.7 million in the first quarter of 1997 from $28.1 million in the first quarter of 1996 due to the Taunton acquisition.

    NEWSPRINT, INK AND PRINTING CHARGES. In the first quarter of 1997, newsprint, ink and printing charges accounted for 11.0% of the Company's revenues, as compared to 16.0% in the first quarter of 1996. Newsprint, ink and printing charges decreased $4.1 million, or 30.8%, in the first quarter of 1997 to $9.1 million from $13.2 million in the first quarter of 1996, primarily as a result of a decrease in the average price per ton of newsprint in the first quarter of 1997 as compared to the first quarter of 1996, which accounted for approximately $3.0 million of this decrease. The Company reduced the width of several of its newspapers after March 31, 1996, which resulted in savings of approximately $200,000 in the first quarter of 1997, as compared to the first quarter of 1996. See "Business--Raw Materials." The other significant decrease related to a reduction in commercial printing jobs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. In the first quarter of 1997, selling, general and administrative expenses accounted for 9.2% of the Company's revenues, as compared to 9.3% in the first quarter of 1996. Selling, general and administrative expenses for the first quarter of 1997 were basically flat compared with the first quarter of 1996, at approximately $7.6 million in both periods.

    DEPRECIATION AND AMORTIZATION EXPENSE. In the first quarter of 1997, depreciation and amortization expense accounted for 6.5% of the Company's revenues, as compared to 6.0% in the first quarter of 1996. Depreciation and amortization expense increased approximately $462,000, or 9.3%, to $5.4 million in the first quarter of 1997 from $5.0 million in the first quarter of 1996; this was primarily due to an increase in amortization expense primarily due to the amortization of intangible assets, most of which related to the Taunton acquisition.

    OTHER EXPENSES. In the first quarter of 1997, other expenses accounted for 11.5% of the Company's revenues, as compared to 11.7% in the first quarter of 1996. Other expenses were basically flat for the first quarter of 1997 as compared to the first quarter of 1996, decreasing $81,000.

    OPERATING INCOME. Operating income increased 21.2% to $22.6 million in the first quarter of 1997 from $18.7 million in the first quarter of 1996. As a percentage of revenues, operating income increased from 22.7% in the first quarter of 1996 to 27.3% in the first quarter of 1997.

    NET INTEREST EXPENSE. Net interest expense was approximately $12.9 million in the first quarter of 1997, a decrease of 16.4% from net interest expense of $15.5 million in the first quarter of 1996. The decrease of $2.5 million reflects a decrease in average borrowing rates and an approximately $41.0 million decrease in average debt outstanding during the first quarter of 1997.

    PROVISION FOR INCOME TAXES. The Company reported effective tax rates of 33.7% and 40.7% for the quarters ended March 31, 1996 and 1997, respectively. In 1996, the effective tax rate was lower than the combined federal and state statutory rates primarily due to the recognition of tax benefits which had been offset by a valuation allowance in previous years. See Note 6 of "Notes to Combined Financial Statements (Unaudited)." In the first quarter of 1997, the effective tax rate substantially approximates the combined federal and state statutory rates. The Company intends to implement various tax strategies in the second half of 1997 which the Company expects will result in an effective tax rate of approximately 37% for 1998.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    REVENUES. In 1996, revenues increased $12.1 million, or 3.6%, to $351.1 million from $339.0 million in 1995, primarily as a result of acquisitions. Revenues in 1995 reflect the results of operations since the 1995 acquisitions of New England Acquisition Corp. (42 non-daily publications and one commercial printing company), THE HERALD and THE MIDDLETOWN PRESS, as compared to the full 12 months of results for each of these acquired companies in 1996. Newspaper revenues for operations owned during the full 12 months in both periods were basically flat, at $304.2 million in 1995 and $304.0 million in 1996. Advertising revenues increased $7.5 million, or 3.0%, to $257.0 million in 1996 from $249.5 million in 1995. For newspapers operated during the full 12 months in both periods, advertising revenues declined 1.0% to $231.7 million in 1996 from $234.1 million in 1995. In 1996, advertising revenues were negatively impacted by record-breaking snowfalls in the first quarter in the eastern United States and the soft retail environment in such areas. Circulation revenues increased $6.0 million, or 8.1%, to $79.8 million in 1996 from $73.8 million in 1995. For newspapers operated during the full 12 months in both periods, circulation revenues increased $2.2 million or 3.3%, from $70.1 million in 1995 to $72.3 million in 1996, as a result of increased subscription and single copy rates. Commercial printing and other revenues decreased $1.2 million or 8.0%, from $15.6 million in 1995 to $14.4 million in 1996, reflecting highly competitive conditions in the commercial printing industry offset, in part, by a full year of revenues in 1996 attributable to the commercial printing business acquired in 1995. Commercial printing and other revenues represented 4.1% of the Company's revenues in 1996.

    SALARIES AND EMPLOYEE BENEFIT EXPENSES. In 1996, salaries and employee benefit expenses accounted for 31.8% of the Company's revenues, as compared to 32.6% in 1995. Salaries and employee benefit expenses increased $1.0 million to $111.6 million in 1996 from $110.6 million in 1995, primarily as a result of the 1995 acquisitions, which added approximately 450 full-time and 240 part-time employees. For operations owned during the full 12 months in both periods, salaries and employee benefit expenses decreased $5.2 million or 5.1% in 1996 as compared to 1995, due to a reduction in the number of employees resulting from operating efficiencies.

    NEWSPRINT, INK AND PRINTING CHARGES. In 1996, newsprint, ink and printing charges accounted for 14.3% of the Company's revenues, as compared to 14.2% in 1995. Newsprint, ink and printing charges increased $1.9 million, or 3.9%, in 1996 to $50.1 million from $48.2 million in 1995, as a result of the 1995 acquisitions. For operations owned during the full 12 months in both periods, newsprint, ink and printing charges were basically flat, at $43.5 million in 1995 and $43.4 million in 1996, primarily due to an increase of approximately 3.0% in newsprint expense (excluding paper consumed in the Company's commercial printing operations) offset by a decrease in commercial printing expense. The 3.0% increase in newsprint expense is a result of a 13.0% increase in the average price of newsprint offset by a decrease in volume. The consumption decrease was primarily related to web-width reductions at a majority of the Company's newspapers which reduced page sizes and produced a corresponding decrease in newsprint consumption of approximately 8%. The Company also reduced fringe circulation, as it is the Company's belief that such circulation does not provide adequate response for advertisers.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. In 1996, selling, general, and administrative expenses accounted for 8.8% of the Company's revenues, as compared to 8.5% in 1995. Selling, general and administrative expenses increased $2.3 million, or 8.1%, to $31.0 million in 1996 from $28.7 million in 1995, primarily due to acquisitions. For operations owned during the full 12 months in both periods, selling, general and administrative expenses increased $413,000 or 1.5%, from $26.7 million to $27.1 million.

    DEPRECIATION AND AMORTIZATION EXPENSE. In 1996, depreciation and amortization expense accounted for 5.8% of the Company's revenues, as compared to 5.7% in 1995. Depreciation and amortization expense increased $1.3 million, or 7.0%, to $20.5 million in 1996 from $19.2 million in 1995, primarily as a result of acquisitions made during the period.

    OTHER EXPENSES. In 1996, other expenses accounted for 11.1% of the Company's revenues, as compared to 11.4% in 1995. Other expenses increased $233,000, or .6%, to $39.0 million in 1996 from $38.8 million in 1995. For operations owned during the full 12 months in both periods, other expenses decreased $2.5 million, or 7.1%, from $35.1 million to $32.6 million primarily as a result of cost controls related to the Company's clustering strategy.

    OPERATING INCOME. Operating income increased 5.8% to $98.9 million in 1996 from $93.5 million in 1995. As a percentage of revenues, operating income increased from 27.6% in 1995 to 28.2% in 1996 primarily for the reasons discussed above.

    NET INTEREST EXPENSE. Net interest expense was $56.3 million in 1996, an 11.1% decrease from $63.3 million in 1995. The decrease of $7.0 million reflected a decrease in average borrowing rates and a decrease in average debt outstanding during 1996 of approximately $18.0 million.

    PROVISION FOR INCOME TAXES. The Company reported effective tax rates of 9.0% in 1995 and 33.7% in 1996, which were lower than the combined federal and state statutory rates. In both years, this was primarily due to the recognition of tax benefits which had been offset by a valuation allowance in previous years. See Note 7 of "Notes to Combined Financial Statements." The Company expects to report an effective tax rate which is higher than those effective rates previously reported, but lower than the combined federal and state statutory rates as a result of the various tax strategies which the Company intends to implement.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    REVENUES. In 1995, revenues increased $38.8 million, or 12.9%, to $339.0 million from $300.2 million in 1994, primarily as a result of acquisitions and advertising and circulation rate increases. Revenues in 1994 reflect the results of operations since the 1994 acquisition of THE BRISTOL PRESS, as compared to the full 12 months of results for this company in 1995. Revenues in 1995 reflect the results of operations since the 1995 acquisitions of New England Acquisition Corp., THE HERALD and THE MIDDLETOWN PRESS. Newspaper revenues for operations owned during the full 12 months in both periods, increased $13.0 million, or 4.6% from $283.7 million to $296.7 million. Advertising revenues increased $25.4 million, or 11.4%, to $249.5 million in 1995 from $224.1 million in 1994 primarily due to the results of acquisitions and rate increases. For newspapers operated during the full 12 months in both periods, advertising revenues increased $9.1 million, or 4.2%, due to an increase in rates of approximately 6.7% offset by a volume decrease of approximately 2.5%. Circulation revenues increased $8.6 million, or 13.2%, to $73.8 million in 1995 from $65.2 million in 1994. For newspapers operated during the full 12 months in both periods, circulation revenues increased $3.9 million, or 6.1%, from $63.8 in 1994 to $67.7 million in 1995 as a result of increased prices and the introduction in the first quarter of 1994 of Sunday editions for the two newspapers acquired in 1993, THE TIMES HERALD and THE REGISTER CITIZEN.

    SALARIES AND EMPLOYEE BENEFIT EXPENSES. In 1995, salaries and employee benefit expenses accounted for 32.6% of the Company's revenues, as compared to 35.2% in 1994. Salaries and employee benefit expenses increased $5.0 million, or 4.8%, to $110.6 million in 1995 from $105.6 million in 1994 as a result of acquisitions during both periods. The acquisitions in 1994 and 1995 increased the number of employees by approximately 525 full-time and 260 part-time. For operations owned during the full 12 months in both periods, salaries and employee benefit expenses decreased $3.6 million, or 3.4%, in 1995 as compared to 1994, due to a reduction in the number of employees resulting from operating efficiencies.

    NEWSPRINT, INK AND PRINTING CHARGES. In 1995, newsprint, ink and printing charges accounted for 14.2% of the Company's revenues, as compared to 12.2% in 1994. Newsprint, ink and printing charges increased $11.7 million, or 32.2%, to $48.2 million in 1995 from $36.5 million in 1994, as a result of higher average newsprint prices and increased paper expense related to the commercial printing operation acquired in May 1995, partially offset by decreased consumption. For operations owned during the full 12 months in both periods, newsprint, ink and printing charges increased $6.3 million, or 17.7%, from $36.1 million in 1994 to $42.4 million in 1995 resulting from an approximately 33.0% increase in the price per ton of newsprint partially offset by a decrease in consumption of approximately 6.0% and a decrease in commercial printing expenses.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. In 1995, selling, general and administrative expenses accounted for 8.5% of the Company's revenues, as compared to 8.4% in 1994. Selling, general and administrative expenses increased $3.4 million, or 13.3%, to $28.7 million in 1995 from $25.3 million in 1994, due to acquisitions. For operations owned during the full 12 months in both periods, selling, general and administrative expenses increased $1.1 million, or 4.8%, from $24.8 million to $25.9 million.

    DEPRECIATION AND AMORTIZATION EXPENSE. In 1995, depreciation and amortization expense accounted for 5.7% of the Company's revenues, as compared to 6.2% in 1994. Depreciation and amortization expense increased approximately $573,000, or 3.1%, to $19.2 million in 1995 from $18.6 million in 1994, primarily as a result of acquisitions made during the period.

    OTHER EXPENSES. In 1995, other expenses accounted for 11.4% of the Company's revenues, which was the same as in 1994. Other expenses increased $4.5 million, or 13.3%, to $38.7 million in 1995 from $34.2 million in 1994, primarily due to acquisitions. For operations owned during the full 12 months in both periods, other expenses increased $1.1 million, or 3.3%, from $32.9 million to $34.0 million due, in part, to increased distribution expenses.

    OPERATING INCOME. Operating income increased 16.9% to $93.5 million in 1995 from $80.0 million in 1994. As a percentage of revenues, operating income increased from 26.6% in 1994 to 27.6% in 1995 primarily for reasons discussed above.

    NET INTEREST EXPENSE. Net interest expense was $63.3 million in 1995, a 52.7% increase over net interest expense of $41.5 million in 1994. The increase of $21.8 million reflected approximately $70.2 million higher average debt outstanding in 1995 related to the redemption of preferred stock, acquisitions, and an increase in average borrowing rates.

    PROVISION FOR INCOME TAXES. The Company reported effective tax rates of 10.8% in 1994 and 9.0% in 1995, which were lower than the combined federal and state statutory rates. In both years, this was primarily a result of the reversal of certain temporary differences as well as the use of federal and state net operating loss carryforwards. The related deferred tax benefits had been offset by a valuation allowance in previous years. See Note 7 of "Notes to Combined Financial Statements."

QUARTERLY RESULTS

    The following table sets forth certain unaudited quarterly financial data for each of the past nine quarters ended March 31, 1997. Operating results for any quarter are not necessarily indicative of results for any future period.

                                              1995                                        1996                       1997
                           ------------------------------------------  ------------------------------------------  ---------
                            1ST QTR    2ND QTR    3RD QTR    4TH QTR    1ST QTR    2ND QTR    3RD QTR    4TH QTR    1ST QTR
                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                               (IN THOUSANDS)
Revenues.................  $  73,101  $  85,690  $  87,002  $  93,164  $  82,209  $  90,367  $  86,630  $  91,914  $  83,040
Operating income.........     17,257     25,825     23,026     27,356     18,690     25,926     24,479     29,795     22,645
Net income...............      2,415      9,639      6,387      8,342      1,953      7,967      6,855     11,334      5,724
EBITDA(1)................     21,690     30,447     27,962     32,543     23,646     31,228     29,416     35,125     28,063
EBITDA Margin............       29.7%      35.5%      32.1%      34.9%      28.8%      34.6%      34.0%      38.2%      33.8%

------------------------

(1) See Note (4) to "Summary Combined Financial and Operating Data."

    Newspaper companies tend to follow a distinct and recurring seasonal pattern. The first quarter of the year (January-March) tends to be the weakest quarter because advertising volume is then at its lowest level. Correspondingly, the fourth quarter (October-December) tends to be the strongest quarter as it includes heavy holiday season advertising. The timing of acquisitions has also affected quarterly operating results. In addition, advertising and circulation revenues for the Company were adversely affected in 1996 by record-breaking snowfalls in the eastern United States and the soft local retail environments.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's operations have historically generated strong positive cash flow. The Company believes cash flow from operations will be sufficient to fund its operations, capital expenditures and long-term debt obligations. The Company believes that cash flow from operations and future borrowings, if available, and its ability to issue Common Stock as consideration for future acquisitions, will provide it with the flexibility to fund its acquisition strategy while continuing to meet its operating needs, capital expenditures and long-term debt obligations. See "Business--Legal Proceedings" and "Business-- Environmental Matters."

    CASH FLOWS FROM OPERATIONS. Net cash provided by operating activities totaled $14.4 million in the quarter ended March 31, 1997 as compared to $8.5 million in the quarter ended March 31, 1996. This increase of $5.9 million was due primarily to the increase in net income and a net increase in payables. Net cash provided by operating activities totaled $60.1 million in 1996 as compared to $26.8 million in 1995. This increase of $33.3 million was related primarily to a decrease in newsprint inventory and a net increase in payables.

    CASH FLOWS FROM INVESTING ACTIVITIES. Capital expenditures totaled approximately $1.5 million in the quarter ended March 31, 1997 and $1.6 million in the quarter ended March 31, 1996. The Company's capital expenditure programs (excluding acquisitions) totaled $7.7 million in 1996, $4.9 million in 1995 and $8.3 million in 1994. The Company has a capital expenditure program (excluding acquisitions) of approximately $9.0 million planned for 1997, which will include spending on technology, including prepress and business systems; computer hardware; other machinery and equipment; plant and properties; and vehicles and other assets. The Company believes its capital expenditure program is sufficient to maintain its current level and quality of operations. The Company reviews its capital expenditure program periodically and modifies it as required to meet current needs. It is expected that the 1997 capital expenditure program will be funded from operating cash flow. The success of the Company's operations in Philadelphia and surrounding areas may necessitate the construction of a centralized production facility within the next two to three years. Costs for this facility are estimated to be $25.0 million overall. The Company expects to fund this construction project with cash flow from operations and borrowings.

    The Company has been able to maintain a low ratio of capital expenditures to depreciation and amortization expenses due to its: (i) maintenance program for existing presses and facilities; (ii) ability to transfer redundant presses, mechanical and computer equipment and other capital items among the Company's locations; and (iii) strategy of evaluating acquisitions partially based on the condition of the facilities and production equipment. In 1996, the Company had capital expenditures of $7.7 million and depreciation and amortization of $20.5 million.

    CASH FLOWS FROM FINANCING ACTIVITIES. Net cash used in financing activities was $15.7 million in the quarter ended March 31, 1997 and $9.8 million in the quarter ended March 31, 1996. Long-term debt repayments of $16.5 million were made from cash flow during the quarter ended March 31, 1997. Net cash (used in) provided by financing activities was ($34.4) million during 1996 and $24.4 million during 1995. Long-term debt reflects debt repayments totaling approximately $55.7 million from cash flow during 1996, offset by borrowings under the Revolver for the December 1996 acquisition of the TAUNTON DAILY GAZETTE. As of December 31, 1996, the Company had $654.8 million of outstanding debt which is due and payable in installments through 2003. Of the Company's outstanding indebtedness at December 31, 1996, $119.0 million was outstanding under the Revolver. As of December 31, 1996, the Company had $26.0 million unused and available under the Revolver. Borrowings under the Revolver are to be repaid by 2003 and at December 31, 1996, interest was calculated at 2.0% above LIBOR for substantially all borrowings under the Revolver.

    As of March 31, 1997, after giving effect to the Offerings, the use of proceeds therefrom and the payment of the Management Bonuses, the Company would have had outstanding indebtedness of $532.2 million.

    The Company manages its exposure to interest rate fluctuations for its variable rate debt by entering into interest rate protection agreements. The Company is required under its Credit Agreement to have interest rate protection for a minimum of 50.0% of its outstanding balance under the Credit Agreement. During 1996, the Company entered into interest rate swap and collar agreements. During 1996, the Company's weighted average effective interest rate on its outstanding balance was 8.4%. This takes into account the interest rate protection agreements in effect during 1996. The Company has similar interest rate protection agreements in place for 1997.

    The following sets forth the material terms of the Company's credit agreement (as amended and restated, the "Credit Agreement").

    Substantially concurrent with the completion of the Offerings, the Company will enter into the amended and restated Credit Agreement with the banks and other financial institutions signatories thereto (collectively, the "Banks") and The Chase Manhattan Bank, as agent for the Banks. The Credit Agreement provides for the $398.0 million Term Loan and the $235.0 million Revolver. See "Underwriters." The Term Loan has a final maturity on May 5, 2003, and the Revolver matures on December 31, 2003.

    The aggregate annual maturities of long-term debt payable under the Term Loan are as follows:

1997........................................................  $33,105,000(1)
1998........................................................  57,060,000
1999........................................................  65,730,000
2000........................................................  74,650,000
2001........................................................  83,340,000
Thereafter..................................................  84,110,000

------------------------

(1) Does not include $13,535,000 of principal payments scheduled and paid in March 1997 prior to the execution of the Credit Agreement.

    The Revolver has a step-down of availability of $40.0 million on each of December 31, 2000, 2001 and 2002. The final $115.0 million of availability expires and, if outstanding, is due on December 31, 2003.

    Generally, the Company may repay drawdowns on the Revolver without penalty or premium. Prepayments are required in the event of certain dispositions, equity issuances and incurrences of subordinated indebtedness. In addition, commencing in the year 2000, the Credit Agreement requires a mandatory prepayment of the debt equal to 50% of the prior year's Excess Cash Flow (as defined in the Credit Agreement).

    The Senior Facilities are secured by substantially all of the assets of the Company and the common stock and assets of the Company's subsidiaries.

    The amounts outstanding under the Senior Facilities bear interest at (i) 1/4% to 0% above the higher of the Prime Rate or 1/2% above the Federal Funds Rate or (ii) 1 1/2% to 1/2% above LIBOR. The interest rate spreads are dependent upon the debt to twelve months trailing cash flow ratio (as defined in the Credit Agreement) and reduce as such ratio declines.

    An annual commitment fee of 3/8% to 1/4% is incurred on the unused portion of the commitment under the Revolver. The commitment fee spreads are dependent upon the debt to twelve months trailing cash flow ratio and reduce as such ratio declines.

    The Credit Agreement requires the Company to maintain interest rate protection for at least 50% of the outstanding debt in order to manage interest rate risk. The Credit Agreement contains certain financial covenants, including, but not limited to, a minimum fixed charge coverage test, a minimum interest coverage test and a total debt to cash flow ratio test. In addition, the Credit Agreement contains other customary affirmative and negative covenants relating to (among other things) limitations on other indebtedness, liens, investments, restricted payments, dividends, redemption of stock, mergers and acquisitions, certain changes in control, sales of assets, capital expenditures, sale-leasebacks, insurance, mortgages, transactions with affiliates and conduct of business, with customary exceptions and baskets. The Credit Agreement contains customary events of default, including failure to make payments when due, defaults under other agreements or instruments of indebtedness, noncompliance with covenants, breaches of representations and warranties, bankruptcy, receivership, judgments in excess of specified amounts, impairment of security interests in collateral and certain changes of control. See Notes 4 and 11 of "Notes to Combined Financial Statements."

MANAGEMENT BONUS PLAN

    In recognition of certain management employees' prior services to the Company, the Company adopted a bonus plan (the "Management Bonus Plan") pursuant to which it awarded, upon pricing of the Offerings, one-time special bonuses (each, a "Management Bonus" and collectively, the "Management Bonuses"). The Management Bonuses are comprised of 1,100,000 shares of Common Stock (the "Bonus Shares"), valued at the time of award at the Price to Public of $14.00, and a cash portion that the Company expects will be used to satisfy recipients' tax obligations arising from the Management Bonuses. The Bonus Shares have not yet been issued to the recipients of the Management Bonuses. The Management Bonus Plan provides that such Bonus Shares will be issued upon the effectiveness of a registration statement covering the Bonus Shares, which registration statement the Company has covenanted to file as promptly as practicable. Each Management Bonus is comprised of approximately 45% cash and 55% Common Stock. The Management Bonuses total $28.0 million, comprised of $15.4 million in shares of Common Stock and $12.6 million in cash. The Management Bonuses were awarded to 36 employees of the Company, none of whom is an affiliate of Warburg, Pincus. Mr. Jelenic, Ms. Clifton, Messrs. Rush and Mailman and Ms. Dresser, the chief executive officer and four other most highly compensated executive officers of the Company (see "Management--Executive Compensation"), were awarded Management Bonuses with a total value of approximately $10.3 million, $5.2 million, $1.2 million, $1.2 million and $1.2 million, respectively.

    The Company expects to incur a charge to pre-tax earnings of approximately $31.0 million in the second quarter of 1997. The Management Bonuses are expected to account for approximately $28.0 million of such charge. The discontinuation of the StarShare Plan will account for approximately

$3.0 million of such charge. See "Risk Factors--Charge to Second Quarter Earnings," "Management-- Compensation Pursuant to Plans--Management Bonus Plan," "Management--Executive Compensation" and "Certain Transactions."

RECENT ACQUISITIONS

    During 1995 and 1996, the Company acquired four newspaper properties including three daily newspapers and 48 non-daily publications. Management based their acquisition decisions on the target's cash flow potential, fit with the Company's clustering approach, position within applicable circulation area, potential to increase revenues, state of plant and equipment, and potential for expense reduction. The Company obtained appraisals for the subscription lists for two of these acquisitions, and the remaining assets of such acquired properties were valued based on internal valuations of the Company. The assets of the other two acquisitions were valued based on internal valuations of the Company. The following sets forth these acquisitions: (i) on December 13, 1996, the Company acquired for approximately $18.0 million certain assets and liabilities of the TAUNTON DAILY GAZETTE; (ii) on May 5, 1995, the Company acquired for $31.0 million certain assets and liabilities of New England Acquisition Corp. (42 non-daily publications and one commercial printing company); (iii) on June 21, 1995, the Company acquired the stock of THE HERALD (New Britain) for $11.0 million plus the assumption of certain noncurrent liabilities; (iv) on August 31, 1995, the Company acquired for $5.5 million certain assets and liabilities of THE MIDDLETOWN PRESS. The cost of each of these acquisitions was funded through a combination of borrowings and available cash.

INFLATION

    The Company's results of operations and financial condition have not been significantly affected by inflation. Subject to normal competitive conditions, the Company generally has been able to pass along rising costs through increased advertising and circulation rates.

                                    BUSINESS

GENERAL

    The Company is a leading U.S. newspaper publisher, with total paid daily circulation of approximately 556,000 and total non-daily distribution of approximately 2.7 million. The Company owns and operates 18 daily newspapers and 118 non-daily publications strategically clustered in five geographic areas:
Connecticut; Ohio; Philadelphia and its surrounding areas; the greater St. Louis area; and central New England. The Company's newspapers are characterized by an intense focus on coverage of local news and sports and offer compelling graphic design in colorful, reader-friendly packages.

    Since 1993, the Company has successfully completed seven strategic acquisitions, acquiring six daily newspapers, 52 non-daily publications and one commercial printing company. The Company has generally increased the revenues and significantly increased the cash flow and profitability of its acquired newspapers. For the fiscal year ended December 31, 1996, the Company generated revenues of $351.1 million, EBITDA of $119.4 million, net income of $28.1 million and pro forma net income, as adjusted, of $35.6 million. In 1996, the Company's EBITDA as a percentage of revenues was approximately 34%, representing the sixth consecutive year of improvement in its EBITDA Margin. From 1992 through 1996, the Company recorded compound annual growth in revenues and EBITDA of approximately 8% and 12%, respectively. The Company has achieved this growth through a combination of expanding revenues in existing geographic areas, strategic acquisitions and implementing cost controls and ongoing expense reduction efforts at existing and acquired newspapers.

    The majority of the Company's daily newspapers have been published for more than 100 years and are established franchises with strong identities in the communities they serve. For example, the NEW HAVEN REGISTER, the Company's largest newspaper based on daily circulation, has roots in the New Haven, Connecticut area dating back to 1755. In many cases, the Company's daily newspapers are the only general circulation daily newspapers published in their respective communities. The Company's non-daily publications serve well defined suburban circulation areas and include the JOURNALS, the largest group of weekly newspapers in the United States based on total distribution.

    The Company manages its newspapers to best serve the needs of its local readers and advertisers. The editorial content of its newspapers is tailored to the specific interests of each community served and includes coverage of local youth, high school, college and professional sports, as well as local business, politics, entertainment, and culture. The Company maintains high product quality standards, using extensive process color and compelling graphic design to attract new readers and to more fully engage existing readers. The Company's newspapers typically are produced using advanced prepress pagination technology and are printed on efficient, high-speed presses.

    The Company's revenues are derived from advertising (approximately 73% of 1996 revenues), paid circulation, including single copy sales and prepaid subscriptions (23%), and commercial printing and other (4%). The Company's advertiser base is predominantly local. The Company's newspapers seek to produce desirable results for local advertisers by targeting readers based on certain geographic and demographic characteristics. The Company seeks to increase readership, and thereby generate traffic for its advertisers, by focusing on high product quality, local content and creative and interactive promotions. The Company promotes single copy sales of its newspapers because it believes that such sales have higher readership than subscription sales and that single copy readers tend to be more active consumers of goods and services, as indicated by a recent NAA study. Single copy sales also tend to generate higher profits than subscription sales, as single copy sales generally have higher per unit prices and lower associated distribution costs. Subscription sales, which provide readers with the convenience of home delivery, are an important component of the Company's circulation base. The Company also publishes numerous special sections and niche and special interest publications. Such publications tend to increase readership within targeted demographic groups and geographic areas. The Company believes that as a result of these strategies, its newspapers represent an attractive and cost-effective medium for its readers and advertisers.

    The Company's advertising revenues in 1996 were derived primarily from a broad group of local retailers (approximately 58%) and classified advertisers (approximately 38%). No advertiser accounted for more than 2% of the Company's 1996 advertising revenues. The Company believes that because its newspapers rely on a broad base of local retail and local classified advertising rather than more volatile national and major account advertising, its advertising revenues tend to be relatively stable.

    Substantially all of the Company's operations relate to newspaper publishing. In addition to its daily newspapers and non-daily publications, the Company owns other businesses that complement and enhance its publishing operations, consisting of three commercial printing operations as well as a company which develops application software for the newspaper industry.

INDUSTRY OVERVIEW

    Newspaper publishing is one of the oldest and largest segments of the media industry. Newspapers are an important medium for local advertising, accounting for approximately 22% of all media advertising expenditures in 1996 according to preliminary information provided by the NAA. The newspaper industry in the United States is comprised of the following segments: national and major metropolitan dailies; small metropolitan and suburban dailies; and suburban and community non-dailies. The Company is in the business of operating small metropolitan and suburban daily newspapers and suburban and community non-daily newspapers.

    In many communities, the local newspaper provides a combination of social and economic linkages which make it attractive for readers and advertisers alike. The Company believes that small metropolitan and suburban dailies as well as suburban and community non-dailies and similar publications are generally effective in addressing the needs of local readers and advertisers under widely varying economic conditions, and thereby provide relatively stable revenues and cash flow. The Company believes that because small metropolitan and suburban daily newspapers rely on a broad base of local retail and local classified advertising rather than more volatile national and major account advertising, their advertising revenues tend to be relatively stable. In addition, the Company believes such newspapers tend to publish information which is of particular interest to the local reader and which national and major metropolitan newspapers, television and radio generally do not report to the same extent. Most small metropolitan and suburban daily newspapers are the only daily local newspaper in the communities they serve. Further, the Company believes that relatively few daily newspapers have been established in recent years due to the high cost of starting a daily newspaper operation and building a franchise identity.

    Free circulation "total market coverage" publications ("TMC") and shoppers are often published primarily to supplement the circulation and penetration of daily newspapers and, to some extent, non-daily newspapers. These publications provide nearly 100% penetration in their areas of distribution when combined with the circulation of the newspaper serving such geographic area and generally derive revenues solely from advertising. These publications typically have limited or no news or editorial content.

    The newspaper industry has recently begun to offer on-line versions of newspapers which many publishers, including the Company, believe will provide the opportunity for newspaper companies to broaden their presence within areas served, to leverage franchise identity and to build advertising revenues. Since 1995, the Company has published an on-line version of the NEW HAVEN REGISTER. The Company currently plans to establish an on-line editorial presence and a full on-line classified advertising service for each of its daily newspapers and the JOURNALS by the end of 1997. The Company has to date developed and maintained, and believes it can significantly expand, its on-line presence with minimal capital expenditures.

STRATEGY

    The Company's objective is to continue its growth in revenues, cash flow, profitability and net income. The principal elements of the Company's strategy are to: (i) expand advertising revenues and readership; (ii) grow by acquisition; (iii) capture synergies from geographic clustering; and (iv) implement consistent operating policies and standards.

    - EXPAND ADVERTISING REVENUES AND READERSHIP. The Company focuses on increasing advertising and circulation revenues and expanding readership at its existing and newly acquired properties. More specifically, the Company seeks to:

       INCREASE ADVERTISING REVENUES. Much attention and effort is devoted to increasing the advertising revenues of individual newspapers through a combination of special promotions, market research, presentations and sales training, as well as cross-selling opportunities within geographic clusters. The Company seeks to attract new advertisers and increase the level of advertising from existing accounts. Its sales strategies primarily involve programs designed to expand advertisers' reach and penetration in desirable geographic areas or to target specific demographic groups. These programs emphasize the cross-selling of advertising into the Company's other newspapers located within the same geographic cluster; the publication of special sections and niche and special interest publications which allow advertisers to target specific demographic groups; the development of new advertising positions such as front-page "skyboxes"; and the expansion of advertising positions which allow the use of full color.

       EXPAND READERSHIP. The Company continually seeks to improve its publications in order to attract new readers and to more fully engage existing readers. These quality enhancements have included, among others: converting from afternoon to morning publication; upgrading and expanding printing facilities and printing presses; increasing the use of color and color photographs, including their use on all section front pages, and in many cases, on additional pages within the newspaper; continually improving graphic design and, when appropriate, implementing complete redesigns; adding reader services such as mutual fund listings, complete listings of stock market quotations and highlighting local stocks of interest; introducing color weather maps and complete entertainment sections; introducing new editions zoned to particular geographic areas and the selective opening of news bureaus to support the zoned editions; developing Newspaper in Education programs which bring newspapers into the classroom; and developing creative and interactive promotional campaigns, often in partnership with its local advertisers.

       LAUNCH NEW PRODUCTS. The Company focuses on introducing new products to increase readership and advertising revenues at each of its existing properties. New products have historically included both paid and non-paid circulation publications. New paid publications include Sunday editions of daily newspapers and new non-daily newspapers. Other new products include more frequent publication of non-daily newspapers; zoned editions of daily newspapers; niche publications covering subjects of interest to residents of particular geographic areas and members of particular demographic groups; special interest publications covering subjects such as children and parenting, employment, health, seniors and real estate; and shoppers.

       EXPAND ON-LINE PRESENCE. The Company seeks to increase its overall readership in the geographic areas it serves, leverage its franchise identity and build advertising revenues through expanding its on-line presence. Since 1995, the Company has published an electronic version of the NEW HAVEN REGISTER, which the Company believes has become an important source of news and information about Connecticut on the Internet (http://www.ctcentral.com). The Company currently plans to establish an on-line editorial presence and a full on-line classified advertising service for each of its daily newspapers and the JOURNALS by the end of 1997. The Company has to date developed, and believes it can significantly expand, its on-line presence with minimal capital expenditures.

    - GROW BY ACQUISITION. Since 1993, the Company has completed seven strategic acquisitions and has generally increased the revenues and significantly increased the cash flow and profitability of its acquired newspapers. The Company seeks to acquire properties at attractive prices on favorable purchase terms and which satisfy several of the following criteria: (i) established publication with loyal readership; (ii) leading position within a well-defined circulation area; (iii) potential for increases in advertising and circulation revenues; (iv) well-equipped plants; (v) potential for expense reduction; and (vi) synergies with the Company's existing geographic clusters or with other potential acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Acquisitions."

      Following the acquisition of a publication, the Company seeks to implement product improvements and expense reductions quickly and efficiently. Typically, improvements are aimed at increasing readership, enhancing advertising and circulation revenues and increasing profitability. Such improvements have historically included: (i) increased coverage of local news and sports; (ii) product redesigns; (iii) increased paging, sections and use of color and color photographs; (iv) the addition of daily business sections with full stock market price listings, color weather maps, Sunday editions, zoned editions and morning publication; and (v) creative and interactive promotional campaigns. The Company also seeks to reduce expenses by implementing operating policies and standards, many of which are similar to those in use at existing properties.

      The Company seeks to acquire publications located within its existing geographic clusters. However, the Company may acquire publications not located within existing clusters, but which, in turn, could form the bases of new clusters. The Company believes that there are sufficient potential acquisition candidates to justify the continued pursuit of its acquisition strategy. However, the Company is unable to predict the number or timing of future acquisition opportunities or whether such opportunities will meet the Company's acquisition criteria set forth in clauses (i) through
      (vi) in the second preceding paragraph.

      Historically, the Company has financed acquisitions through cash on hand and/or borrowings and anticipates that it will finance future acquisitions through cash on hand, borrowings and/or issuances of capital stock. The Credit Agreement contains certain restrictions on sources of financing for acquisitions. In addition, the financial covenants contained in the Credit Agreement may limit the Company's ability to make acquisitions. The Company does not currently have pending any agreements, negotiations or understandings with respect to material acquisitions pending consummation of the Offerings or otherwise. See "Risk Factors--Acquisition Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

    - CAPTURE SYNERGIES FROM GEOGRAPHIC CLUSTERING. The Company's strategy of clustering newspapers and other operations has resulted in significant synergies and cost savings within each cluster, including cross-selling of advertising, centralized news-gathering and consolidation of certain production functions, primarily printing. Such synergies and cost savings have resulted in the cost effective introduction of new products and services, improved printing quality, expanded paging and improved distribution.

    - IMPLEMENT CONSISTENT OPERATING POLICIES AND STANDARDS. The Company has developed certain operating policies and standards which it believes have resulted in significant improvements in the cash flow and profitability of existing and acquired newspapers. These policies and standards include, among others:

       FOCUS ON LOCAL CONTENT. Each newspaper has a strong focus on coverage of local news and sports, tailored to the communities it serves. Substantially all of the Company's daily newspapers publish a minimum of 24 pages in a minimum of four sections, and each section has a process color front page. The editorial content emphasizes key issues and topics of interest to the local community, and includes coverage of local youth, high school, college and professional sports, as well as local business, politics, entertainment and culture. The newspapers typically include complete listings of stock market quotations and stocks of local interest, color weather maps, entertainment sections, and in many cases, are zoned to serve more fully particular geographic segments of their circulation areas.

       MAINTAIN AND IMPROVE PRODUCT QUALITY. The Company focuses on optimizing its production resources to reduce costs and increase quality, with an emphasis on capturing production synergies within each cluster of operations. The Company maintains high standards of product quality through offset printing, extensive use of process color and design excellence. The Company's newspapers are typically produced using advanced prepress pagination technology, which allows design flexibility as well as high quality reproduction of color graphics. The Company believes that its product quality, combined with its emphasis on local content, attract new readers and increase effectiveness for advertisers.

       ENHANCE DISTRIBUTION AND CUSTOMER SERVICE. Substantially all of the Company's daily newspapers have morning distribution. The Company implements comprehensive customer service and quality control programs to ensure that its newspapers are delivered complete, on time and in good condition. The Company promotes single copy sales because it believes that such sales have higher readership than subscription sales and that single copy readers tend to be more active consumers of goods and services, as indicated by a recent NAA study. In addition, the Company tracks rates of newspaper returns and customer service calls through formal reports, which are reviewed weekly in an effort to optimize the number of newspapers available for sale and to improve delivery and customer service. The Company further implements carrier retention programs to enhance delivery of its newspapers and utilizes distribution methods which make its newspapers readily available to customers.

       FACILITATE MARKETING AND PROMOTION. The Company's marketing programs include third party market research; sophisticated value-added sales presentations; special section and niche and special interest publication development; and creative and interactive promotional campaigns designed to encourage strong reader involvement and generate traffic for advertisers. In many cases, the Company develops campaigns in partnership with local advertisers which seek to increase traffic for the advertiser and readership of the Company's newspapers.

       IMPLEMENT FINANCIAL CONTROLS. For each of its operations, the Company's corporate management team utilizes a detailed annual budgeting process, reviews complete monthly financial statements and maintains strict cost controls. The Company also strives to maintain low overhead expenses and centrally purchases, among other things, newsprint, ink, office equipment and supplies, production equipment and telecommunication services.

       PROMOTE COMMUNITY INVOLVEMENT. The Company believes that each of its newspapers is an integral part of the communities it serves. Local management often participates on the boards of directors of local institutions; newspaper staff identify and address community issues; and, in many cases, management and employees also champion local service organizations, both editorially and through direct personal involvement.

OVERVIEW OF OPERATIONS

    The Company's operations are currently clustered in five geographic areas:

    CONNECTICUT. The Company owns the NEW HAVEN REGISTER, an approximately 100,000 circulation daily newspaper, four suburban daily newspapers, 51 non-daily publications and one commercial printing company. The suburban daily newspapers in this cluster are THE HERALD (New Britain), THE BRISTOL PRESS, THE REGISTER CITIZEN (Torrington) and THE MIDDLETOWN PRESS. The five daily newspapers have aggregate daily and Sunday circulation of approximately 172,000 and 186,000, respectively. The 51 suburban and community non-daily publications have aggregate distribution of approximately 675,000. Combined, the Company's Connecticut daily newspapers and non-daily publications serve a state-wide audience with concentrations in the northwest (Litchfield County) through Hartford and its suburban areas to the greater New Haven area and the Connecticut shoreline from New Haven northeast to New London. The Connecticut cluster accounted for approximately 35% of the Company's 1996 revenues.

    The following table sets forth information regarding the Company's publications in Connecticut:

                                  YEAR             YEAR                            DAILY         SUNDAY        NON-DAILY
PUBLICATION                   ORIGINATED(1)      ACQUIRED     LOCATION         CIRCULATION(2) CIRCULATION(2) DISTRIBUTION(3)
--------------------------  -----------------  -------------  ---------------  -------------  -------------  --------------
NEW HAVEN REGISTER........           1755             1989    New Haven            100,102        116,936
THE HERALD................           1881             1995    New Britain           28,061         56,370(4)
THE BRISTOL PRESS.........           1871             1994    Bristol               18,238               (4)
THE REGISTER CITIZEN......           1889             1993    Torrington            13,601         12,871
THE MIDDLETOWN PRESS......           1884             1995    Middletown            12,111               (4)
Shore Line Newspapers
  13 publications.........           1877             1995    Guilford                                            131,867
Elm City Newspapers
  8 publications..........           1931             1995    Milford                                              48,865
Imprint Newspapers
  15 publications.........           1931             1995    Bristol                                             142,563
Foothills Trader
  3 publications..........           1965             1995    Torrington                                           50,000
CONNECTICUT'S COUNTY
  KIDS....................           1989             1996    Westport                                             40,000
EAST HARTFORD GAZETTE.....           1885             1995    East Hartford                                        20,000
THOMASTON EXPRESS.........           1874             1994    Thomaston                                             1,401
TMC (9 publications)......                                                                                        240,314
                                                                               -------------  -------------       -------

TOTALS....................                                                         172,113        186,177         675,010
                                                                               -------------  -------------       -------
                                                                               -------------  -------------       -------

------------------------

(1) For merged properties and newspaper groups, the year given reflects the date of origination for the earliest publication.

(2) Circulation averages for the six months ended September 30, 1996, according to ABC Fas-Fax Report.

(3) Non-daily distribution includes both paid (60,156) and free (614,854) distribution. Paid and free non-daily distribution for Shore Line and Elm City Newspapers reflects the monthly average for September 1996. All other non-daily distribution reflects average distribution for December 1996.

(4) In August 1996, the Company commenced publication of a Sunday newspaper, THE HERALD PRESS, serving readers of THE HERALD, THE BRISTOL PRESS and THE MIDDLETOWN PRESS.

    The NEW HAVEN REGISTER is the Company's largest newspaper based on daily circulation and is the second largest daily circulation newspaper in Connecticut. The NEW HAVEN REGISTER serves a primary circulation area comprised of the majority of New Haven County and portions of Middlesex and New London Counties. This area (including portions of Fairfield County which are served by related non-daily publications) has a population of 773,215 and had population growth of approximately 7% from 1980 to 1996. Such area has an average household income of $65,031, which is 22% above the national average of $53,176, and a retail environment of approximately 6,800 stores. This area features a number of large and well established institutions, including Yale University and Yale-New Haven Hospital. As a result of its proximity to the large media markets of New York City, Boston and Hartford, New Haven has only one locally licensed television station (which serves a state-wide, rather than a local, audience) and a fragmented radio market. Consequently, the Company believes that the NEW HAVEN REGISTER is a powerful local news and advertising franchise for the greater New Haven area.

    THE HERALD, THE BRISTOL PRESS and THE MIDDLETOWN PRESS serve contiguous areas between New Haven and Hartford. THE BRISTOL PRESS serves an area which has a population of 319,807 and had population growth of approximately 5% from 1980 to 1996. This area has an average household income of $73,517, which is 38% above the national average. THE MIDDLETOWN PRESS serves an area which has a population of 99,333 and had population growth of approximately 15% from 1980 to 1996. This area has an average household income of $62,258, which is 17% above the national average. THE HERALD serves an area which has a population of 106,347 and had population growth of approximately 1% from 1980 to 1996. This area has an average household income of $52,910. THE REGISTER CITIZEN serves an area which has a population of 243,424 and had population growth of approximately 12% from 1980 to 1996. This area has an average household income of $71,175, which is 34% above the national average.

    The Connecticut publications benefit from considerable cross-selling of advertising as well as from news-gathering and production synergies. The NEW HAVEN REGISTER gathers state-wide news for all of the Company's Connecticut newspapers; the newspapers cross-sell advertising through a one-order, one-bill system; and THE HERALD and THE MIDDLETOWN PRESS are printed at one facility, as are THE REGISTER CITIZEN and THE BRISTOL PRESS. Moreover, in August 1996, in order to take advantage of the contiguous nature of the geographic areas served by THE HERALD, THE BRISTOL PRESS and THE MIDDLETOWN PRESS, the Company started a Sunday newspaper, THE HERALD PRESS, serving readers of these three dailies with three zoned editions and having Sunday circulation of approximately 56,370.

    OHIO. The Company owns three daily newspapers and a commercial printing operation in Ohio. The daily newspapers are THE NEWS-HERALD (Lake County), THE MORNING JOURNAL (Lorain) and THE TIMES REPORTER (Dover-New Philadelphia). The Ohio newspapers have aggregate daily and Sunday circulation of approximately 117,000 and 137,000, respectively. The Ohio cluster accounted for approximately 19% of the Company's 1996 revenues.

    The following table sets forth information regarding the Company's publications in Ohio:

                                      YEAR             YEAR                           DAILY         SUNDAY         NON-DAILY
PUBLICATION                       ORIGINATED(1)      ACQUIRED     LOCATION        CIRCULATION(2) CIRCULATION(2) DISTRIBUTION(3)
------------------------------  -----------------  -------------  --------------  -------------  -------------  ---------------
THE NEWS-HERALD...............           1878             1987    Lake County          51,752         64,349
THE MORNING JOURNAL...........           1921             1987    Lorain               41,272         46,136
THE TIMES REPORTER............           1903             1987    Dover-New            24,316         26,513
                                                                  Philadelphia
TMC (3 publications)..........                                                                                        54,651
                                                                                  -------------  -------------        ------
TOTALS........................                                                        117,340        136,998          54,651
                                                                                  -------------  -------------        ------
                                                                                  -------------  -------------        ------

------------------------

(1) For merged properties and newspaper groups, the year given reflects the date of origination for the earliest publication.

(2) Circulation averages for the six months ended September 30, 1996, according to ABC Fas-Fax Report.

(3) Non-daily distribution is solely free distribution and reflects average distribution for December 1996.

    THE NEWS-HERALD and THE MORNING JOURNAL serve areas located directly east and west of Cleveland, respectively. THE NEWS-HERALD, which is one of Ohio's largest suburban newspapers, serves communities located in Lake and Geauga Counties, two of Ohio's four most affluent counties. Lake and Geauga Counties have populations of 222,797 and 83,173, respectively, and had population growth of approximately 5% and 12%, respectively, from 1980 to 1996. Lake and Geauga Counties have average household incomes of $55,321 and $82,042, respectively. THE MORNING JOURNAL serves an area which has a population of 148,382 and had population growth of approximately 2% from 1980 to 1996. This area has an average household income of $47,977. THE TIMES REPORTER serves the rural communities of Dover and New Philadelphia, which are located 75 miles south of Cleveland. THE TIMES REPORTER serves an area which has a population of 103,433 and had population growth of approximately 5% from 1980 to 1996. This area has an average household income of $37,447. The Company believes that each of its three Ohio newspapers benefits from a fragmented local media environment. The Company further believes that THE NEWS-HERALD and THE MORNING JOURNAL compete effectively with Cleveland's major metropolitan newspaper due to their focus on coverage of local news and sports. The Company's Ohio cluster benefits from a variety of synergistic opportunities, including the cross-selling of advertising and editorial coverage.

    PHILADELPHIA AND SURROUNDING AREAS. The Company owns four daily newspapers and 11 non-daily publications serving areas surrounding Philadelphia, Pennsylvania. These publications include, in Pennsylvania, the DAILY LOCAL NEWS (West Chester), THE TIMES HERALD (Norristown), THE PHOENIX (Phoenixville) and a group of non-daily newspapers serving Philadelphia's affluent Main Line; and, in New Jersey, THE TRENTONIAN (Trenton). The four daily newspapers have aggregate daily and Sunday circulation of approximately 126,000 and 103,000, respectively. This cluster's non-daily distribution totals approximately 165,000. This cluster accounted for approximately 17% of the Company's 1996 revenues.

    The following table sets forth information regarding the Company's publications in Philadelphia and surrounding areas:

                                  YEAR             YEAR                               DAILY         SUNDAY        NON-DAILY
PUBLICATION                  ORIGINATED (1)      ACQUIRED     LOCATION            CIRCULATION(2) CIRCULATION(2) DISTRIBUTION(3)
--------------------------  -----------------  -------------  ------------------  -------------  -------------  --------------
DAILY LOCAL NEWS..........           1872             1986    West Chester, PA         34,457         32,582
THE TIMES HERALD..........           1799             1993    Norristown, PA           25,365         21,583
THE PHOENIX...............           1888             1986    Phoenixville, PA          4,681
THE TRENTONIAN............           1945             1985    Trenton, NJ              61,678         48,468
Suburban Philadelphia
  7 publications..........           1885             1986    Suburban                                                92,100
                                                              Philadelphia
TMC (4 publications)......                                                                                            72,717
                                                                                  -------------  -------------       -------
TOTALS....................                                                            126,181        102,633         164,817
                                                                                  -------------  -------------       -------
                                                                                  -------------  -------------       -------

------------------------

(1) For merged properties and newspaper groups, the year given reflects the date of origination for the earliest publication.

(2) Circulation averages for the six months ended September 30, 1996, according to ABC Fas-Fax Report.

(3) Non-daily distribution includes both paid (11,025) and free (153,792) distribution. Non-daily distribution reflects average distribution for December 1996.

    The Company's Pennsylvania publications are all located within 30 miles of Philadelphia. These newspapers serve geographic areas with highly desirable demographics: The DAILY LOCAL NEWS serves an area which has a population of 386,951 and had population growth of approximately 29% from 1980 to 1996. This area has an average household income of $80,100, which is 51% above the national average. THE TIMES HERALD serves an area which has a population of 170,108 and had population growth of approximately 3% from 1980 to 1996. This area has an average household income of $76,456, which is 44% above the national average. THE PHOENIX serves an area which has a population of 99,564 and had population growth of approximately 14% from 1980 to 1996. This area has an average household income of $82,722, which is 56% above the national average. The Company's weekly newspaper group in suburban Philadelphia serves an area which has a population of 316,585 and had population growth of approximately 17% from 1980 to 1996. This area has an average household income of $98,770, which is 86% above the national average. Each of the Company's Pennsylvania properties is located within 20 miles of the area's largest retail complex, the King of Prussia Plaza and Court, which is the largest mall on the East Coast of the United States in terms of total square footage. THE TRENTONIAN is published in Trenton, the capital of New Jersey, located 40 miles north of Philadelphia and 75 miles south of New York City. THE TRENTONIAN serves an area which has a population of 295,088 and had population growth of approximately 8% from 1980 to 1996. This area has an average household income of $65,780, which is 24% above the national average. THE TRENTONIAN's tabloid format and emphasis on local sports allows it to compete effectively with the other local daily newspaper in Trenton. Unlike Sunday circulation figures for most of the Company's other newspapers, the Sunday circulation figures for the newspapers in this cluster are less than those for the corresponding daily circulation. This is due, in part, to the fact that the Sunday editions located in this cluster, including that of the largest newspaper in this cluster in terms of circulation, THE TRENTONIAN, were generally commenced more recently than those located in other clusters and several years later than the daily editions of such newspapers. The Sunday circulation figures in this cluster are below those for daily newspapers also as a result of the fact that THE TRENTONIAN is distributed in a tabloid format, which format, in the Company's opinion, generally has higher circulation during the week than on weekends due to its higher percentage of single copy sales. The Company believes that its newspapers in this cluster compete effectively in the areas they serve with Philadelphia's major metropolitan newspapers and radio stations due to their focus on local news and sports. The Company's Philadelphia cluster cross-sells advertising. The nature of the cluster has allowed for the implementation of significant cost saving programs. For example, THE TIMES HERALD and several non-daily suburban publications share printing facilities, as do the DAILY LOCAL NEWS and THE PHOENIX. THE TRENTONIAN's television guide is printed at the DAILY LOCAL NEWS facility. All of these publications share certain news-gathering resources.

    GREATER ST. LOUIS AREA. The Company owns the JOURNALS, the largest group of suburban and community non-daily newspapers in the United States (in terms of total distribution), one daily newspaper and a commercial printing operation in the greater St. Louis area. The JOURNALS are a group of 40 newspapers which are distributed two to three times each week in the St. Louis suburban areas, including communities in Illinois, with total weekly distribution of approximately 1.6 million. The Company's daily newspaper in this cluster, THE TELEGRAPH (Alton, IL), has daily and Sunday circulation of approximately 30,000 and 32,000, respectively. This cluster accounted for approximately 16% of the Company's 1996 revenues.

    The following table sets forth information regarding the Company's publications in the greater St. Louis area:

                                  YEAR           YEAR                             DAILY           SUNDAY         NON-DAILY
PUBLICATION                  ORIGINATED(1)     ACQUIRED     LOCATION         CIRCULATION(2)   CIRCULATION(2)   DISTRIBUTION(3)
---------------------------  --------------  -------------  ---------------  ---------------  ---------------  --------------
Suburban Newspapers of
  Greater St. Louis (73
  editions of 40
  JOURNALS)................       1922              1984    St. Louis, MO                                         1,616,592
THE TELEGRAPH..............       1836              1985    Alton, IL              29,812           32,143
TMC (2 publications).......                                                                                          32,000
                                                                                   ------           ------     --------------
TOTALS.....................                                                        29,812           32,143        1,648,592
                                                                                   ------           ------     --------------
                                                                                   ------           ------     --------------

------------------------

(1) For merged properties and newspaper groups, the year given reflects the date of origination for the earliest publication.

(2) Circulation averages for the six months ended September 30, 1996, according to ABC Fas-Fax Report.

(3) Non-daily distribution includes both paid (9,263) and free (1,639,329) distribution and reflects September 1996 net distribution.

    The JOURNALs have total distribution of approximately 949,000 mid-week and approximately 638,000 on Sunday, for total weekly distribution of approximately
1.6 million. The JOURNALS reach approximately 90% of the homes in the greater St. Louis area. The JOURNALS serve an area which has a population of approximately 2.4 million and had population growth of approximately 5% from 1980 to 1996. This area has an average household income of $57,585. According to EDITOR & PUBLISHER magazine, St. Louis is the 17th largest metropolitan area in the United States. The JOURNALS have received national recognition and have been studied by domestic and foreign publishers as a model of successful neighborhood newspapers. Due to St. Louis' character as a city of neighborhoods--92 municipalities comprise St. Louis County alone, the Company believes the JOURNALS offer local retailers a cost-effective way to reach targeted demographic groups, which enables the JOURNALS to compete effectively with the major metropolitan daily and other weekly newspapers in the area. The Company believes that the area's largest radio station competes primarily for major accounts rather than small advertisers and, thus, is not a significant direct competitor. The Company believes that the JOURNALS' targeted, highly localized approach places the JOURNALS in a strong competitive position. THE TELEGRAPH serves a community located in southeast Illinois, within the greater St.

Louis area and which is connected by a new bridge to St. Louis. THE TELEGRAPH serves an area which has a population of 120,628, which is essentially unchanged since 1980. This area has an average household income of $41,784.

    Suburban and community non-daily newspapers, such as the JOURNALS, have several advantages over national and major metropolitan daily newspapers, including an intrinsically lower cost structure, the ability to publish only on what are for dailies the most profitable days (i.e. one midweek day and one weekend day) and the ability to avoid expensive wire services and syndicated feature material. Moreover, suburban and community non-daily newspapers provide an alternative outlet for local merchants and advertisers to advertise in their own local areas at costs lower than those of national and major metropolitan newspapers. Thus, the JOURNALS have a broader advertiser base and do not rely to the same degree as national and major metropolitan daily newspapers on major accounts for advertising revenue.

    CENTRAL NEW ENGLAND. The Company owns five daily and 11 non-daily publications in the central New England area. The Company's publications in this cluster include THE HERALD NEWS (Fall River, MA), the TAUNTON DAILY GAZETTE (Taunton, MA), THE RECORD (Troy, NY), THE CALL (Woonsocket, RI), THE TIMES (Pawtucket, RI) and a group of weekly newspapers serving the Narragansett, Rhode Island area. The five daily newspapers have aggregate daily circulation of approximately 111,000 and aggregate Sunday circulation of approximately 83,000. The non-daily publications in this cluster have total distribution of approximately 153,000. The central New England cluster accounted for approximately 13% of the Company's 1996 revenues.

    The following table sets forth information regarding the Company's publications in central New England.

                                   YEAR            YEAR                              DAILY          SUNDAY         NON-DAILY
PUBLICATION                    ORIGINATED(1)     ACQUIRED     LOCATION           CIRCULATION(2) CIRCULATION(2)   DISTRIBUTION(3)
----------------------------  ---------------  -------------  -----------------  -------------  ---------------  --------------
THE HERALD NEWS.............          1872            1985    Fall River, MA          30,319          32,558
TAUNTON DAILY GAZETTE.......          1848            1996    Taunton, MA             15,270
THE RECORD..................          1896            1987    Troy, NY                27,216          31,003
THE CALL....................          1892            1984    Woonsocket, RI          19,807          19,485
THE TIMES...................          1885            1984    Pawtucket, RI           18,098
Southern Rhode Island
  Newspapers
  5 non-daily publications..          1854            1995    Wakefield, RI                                            30,436
THE CUMBERLAND SHOPPER......          1996            1996    Pawtucket and                                            10,000
                                                              Woonsocket, RI
TMC (5 publications)........                                                                                          112,600
                                                                                 -------------        ------          -------
TOTALS......................                                                         110,710          83,046          153,036
                                                                                 -------------        ------          -------
                                                                                 -------------        ------          -------

(1) For merged properties and newspaper groups, the year given reflects the date of origination for the earliest publication.

(2) Circulation averages for the six months ended September 30, 1996, according to ABC Fas-Fax Report.

(3) Non-daily distribution includes both paid (30,436) and free (122,600) distribution. Paid and free non-daily distribution for Southern Rhode Island Newspapers (except THE COVENTRY COURIER) reflects the June 30, 1996 CAC Audit report. The other non-daily distribution figures reflect average distribution for December 1996.

    THE HERALD NEWS and the TAUNTON DAILY GAZETTE are situated 14 miles apart. Each is approximately 50 miles south of Boston, Massachusetts and 20 miles east of Providence, Rhode Island. The region's largest shopping mall, located in Taunton, contains one million square feet of retail space and approximately 150 stores. THE HERALD NEWS serves an area which has a population of 163,500 and had population growth of approximately 1% from 1980 to 1996. This area has an average household income of $43,854. The TAUNTON DAILY GAZETTE serves an area which has a population of 112,108 and had population growth of approximately 13% from 1980 to 1996. This area has an average household income of $50,685. THE CALL serves an area which has a population of 171,676 and had population growth of approximately 9% from
1980 to 1996. This area has an average household income of $54,799. THE TIMES serves an area which has a population of 184,025 and had population growth of approximately 4% from 1980 to 1996. This area has an average household income of $48,698. Southern Rhode Island Newspapers serve an area which has a population of 151,484 and had population growth of approximately 24% from 1980 to 1996. This area has an average household income of $68,087, which is 28% above the national average. THE RECORD (Troy, NY) serves an area which has a population of 182,484 and had population growth of approximately 5% from 1980 to 1996. This area has an average household income of $47,455. No local television stations exist in the communities which the central New England newspapers serve. Further, the Company believes that its central New England properties benefit from fragmented local radio markets. As a result, the Company believes that each of its newspapers is a significant media outlet in its respective community, thereby making these newspapers attractive vehicles for area advertisers. The central New England newspapers benefit from advertising cross-selling; moreover, the Company's Massachusetts and Rhode Island newspapers benefit from significant production and editorial synergies. For example, THE TIMES and THE HERALD NEWS are printed at the same facility. Moreover, THE TIMES, THE CALL and the group of paid suburban and community non-daily newspapers serving southern Rhode Island all share certain news gathering resources. The Company believes that significant synergistic opportunities may be available between the TAUNTON DAILY GAZETTE, the Company's most recent acquisition, and THE HERALD NEWS.

ADVERTISING

    Substantially all the Company's advertising revenues are derived from a diverse group of local retailers and classified advertisers. The Company believes that because its newspapers rely on a broad base of local retail and local classified advertising rather than more volatile national and major account advertising, its advertising revenues tend to be relatively stable. Local advertising is more stable than national advertising because a community's need for local services provides a stable base of local businesses and because local advertisers generally have fewer effective advertising vehicles from which to choose. Advertising revenues accounted for approximately 73% of the Company's total revenues for 1996. The Company's advertising rate structures vary among its publications and are a function of various factors, including results achieved for advertisers, local market conditions and competition, as well as circulation, readership, demographics and type of advertising (whether classified or display). In 1996, local and regional advertising accounted for the largest share of the Company's advertising revenues (42%), followed by classified advertising (38%), pre-printed inserts (16%), legal advertising (2%) and national advertising (2%). The Company's advertising revenues are not reliant upon any one company or industry, but rather are supported by a variety of companies and industries, including realtors, car dealerships, grocery stores and other local businesses. No advertiser accounted for more than 2% of the Company's total 1996 advertising revenues. The Company's corporate management works with its local newspaper management to approve advertising rates and to establish goals for each year during a detailed budget process. Local management is given little latitude for discounting from the approved rates. Corporate management also works with local advertising staff to develop marketing kits, presentations and third-party research studies. A portion of the compensation for the Company's publishers is based upon increasing advertising revenues. The Company stresses the timely collection of receivables, and sales compensation depends in part upon performance relative to goals and timely collection of advertising receivables. Additionally, corporate management facilitates the sharing of advertising resources and information across the Company's publications. See "Risk Factors--Dependence on Local Economies."

CIRCULATION

    Substantially all of the Company's circulation revenues are derived from home delivery sales of publications to subscribers and single copy sales made through retailers and vending racks. Circulation accounted for approximately 23% of the Company's total revenues in 1996. Approximately 71% of 1996 circulation revenues were derived from subscription sales and approximately 29% from single copy sales.

Single copy sales rates currently range from $.35 to $.50 per daily copy and $.50 to $1.75 per Sunday copy. The Company promotes single copy sales of its newspapers because it believes that such sales have higher readership than subscription sales and that single copy readers tend to be more active consumers of goods and services, as indicated by a recent NAA study. Single copy sales also tend to generate a higher profit than subscription sales, as single copy sales generally have higher per unit prices and lower associated distribution costs. In 1996, the Company had total daily circulation of approximately 556,000, Sunday circulation of approximately 541,000 and non-daily distribution of approximately 2.7 million, most of which is distributed free of charge. The Company's corporate management works with its local newspaper management to establish subscription and single copy rates. In addition, the Company tracks rates of newspaper returns and customer service calls through formal reports which are reviewed weekly in an effort to optimize the number of newspapers available for sale and to improve delivery and customer service. The Company also implements creative and interactive programs and promotions to increase readership, through both subscription and single copy sales. Circulation has generally declined throughout the newspaper industry in recent years, and the Company's newspapers have generally experienced this trend, even as overall operating performance of its newspapers has improved. The Company seeks to maximize the overall operating performance rather than maximizing circulation of its individual newspapers.

OTHER OPERATIONS

    The Company owns and operates three commercial printing facilities: Imprint Printing in North Haven, Connecticut; Midwest Offset in New Philadelphia, Ohio; and Mississippi Valley Offset in St. Louis, Missouri. These operations also print certain of the Company's publications. The commercial printing operations accounted for approximately 4% of the Company's 1996 revenues. The Company also owns Integrated Newspaper Systems, Inc., a company which develops application software for the newspaper industry.

EMPLOYEE RELATIONS

    The Company employs approximately 4,250 employees (including approximately 1,370 part-time employees) in 10 states and has agreements with 16 local collective bargaining agents representing, in the aggregate, approximately 380 full-time and 210 part-time employees. Of such 4,250 employees, approximately 100 hold positions in management/administration, approximately 875 hold positions in editorial, approximately 800 hold positions in advertising and approximately 2,475 hold positions in production/operations. Other than a one-day strike by employees at THE TIMES HERALD of Norristown, Pennsylvania occurring immediately after the Company's acquisition of such newspaper in September 1993, the Company has not experienced any strikes or general work stoppages in the past five years. The Company is in the process of negotiating collective bargaining agreements with respect to approximately 100 full-time and 80 part-time employees. In the next 12 months, contracts with six collective bargaining units, representing, in the aggregate, 100 of the Company's employees, are scheduled for renegotiation. The Company believes that its relations with its employees are satisfactory.

RAW MATERIALS

    The basic raw material for newspapers is newsprint. The Company's newsprint consumption (excluding paper consumed in the Company's commercial printing operations) totaled approximately $41 million in 1996, which was approximately 12% of the Company's newspaper revenues. In 1996, the Company consumed approximately 61,000 metric tons of newsprint. The Company has no long-term contracts to purchase newsprint. Generally, the Company has in the past and currently purchases all of its newsprint from two suppliers, although in the future the Company may purchase newsprint from other suppliers. The Company believes that concentrating its newsprint purchases in this way provides a more secure newsprint supply and lower per unit newsprint prices. The Company also believes that it purchases newsprint at price levels lower than those which are available to individually owned small metropolitan and suburban daily newspapers and suburban and community non-daily publications and consistent with price levels generally available to the largest newsprint purchasers. The available sources of newsprint have been, and the Company believes will continue to be, adequate to supply the Company's needs. The inability of the Company to obtain an adequate supply of newsprint in the future could have a material adverse effect on the financial condition and results of operations of the Company. Historically, the price of newsprint has been cyclical and volatile. In 1995 and 1996, the Company's average cost of newsprint reflected increases of approximately 34% and 13%, compared to the previous year, respectively. In December 1996, newsprint suppliers announced a newsprint price increase planned to take effect in February 1997; this increase was delayed. The initial announcements indicated that the increase would be $75 per metric ton. The Company has been informed by its suppliers that they will implement some portion of the announced price increase. The Company believes that if any price increase is sustained in the industry, the Company will also be impacted by such increase. The Company is unable to predict whether, or to what extent, any increase will be sustained. The Company seeks to manage the effects of increases in prices of newsprint through a combination of, among other things, technology improvements, including web width reductions, inventory management and advertising and circulation price increases. The Company also has reduced fringe circulation in response to increased newsprint prices, as it is the Company's experience that such circulation does not provide adequate response for advertisers. See "Risk Factors--Price and Availability of Newsprint" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SEASONALITY

    Newspaper companies tend to follow a distinct and recurring seasonal pattern. The first quarter of the year (January-March) tends to be the weakest quarter because advertising volume is then at its lowest level. Correspondingly, the fourth quarter (October-December) tends to be the strongest quarter as it includes heavy holiday season advertising. See "Risk Factors--Fluctuation of Quarterly Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

COMPETITION

    While many of the Company's small metropolitan and suburban daily newspapers are the only daily newspapers of general circulation published in their respective communities, they compete within their own geographic areas with other daily newspapers of general circulation published in adjacent or nearby cities and towns. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, shoppers, television, radio, direct mail, on-line services and other forms of communication and advertising media. Since 1995, the Company has been developing on-line publications based on its newspapers and is seeking to attract advertising for its on-line publications. The Company has published an on-line version of the NEW HAVEN REGISTER since 1995. The Company intends to establish an on-line editorial presence and a full on-line classified advertising service for each of its daily newspapers and the JOURNALS by the end of 1997. Competition for newspaper advertising expenditures is largely based upon advertiser results, readership, advertising rates, demographics and circulation levels, while competition for circulation and readership is based largely upon the content of the newspaper, its price and the effectiveness of its distribution. The Company's non-daily publications, including shoppers and real estate guides, primarily compete with direct mail advertising, shared mail packages and other private advertising delivery services. As with daily newspapers, competition for advertising expenditures for suburban and community non-daily publications is largely based upon advertiser results, readership, advertising rates, demographics and circulation levels. The Company believes that, because of the relative competitive position of its suburban and community non-daily publications in the communities which they serve, such publications generally have been able to compete effectively with other forms of media advertising. Commercial printing, a highly competitive business, is largely driven by price and quality. See "Risk Factors--Newspaper Industry Competition."

LEGAL PROCEEDINGS

    The Company is involved in a number of litigation matters which have arisen in the ordinary course of business. The Company believes that the outcome of these legal proceedings will not have a material adverse effect on the Company's financial condition or results of operations. See "Risk Factors--Potential Litigation Exposure."

ENVIRONMENTAL MATTERS

    As is the case with other newspaper and similar publication companies, the Company is subject to a wide range of federal, state and local environmental laws and regulations pertaining to air and water quality, storage tanks, and the management and disposal of wastes at its facilities. To the best of the Company's knowledge, its operations are in material compliance with applicable environmental laws and regulations as currently interpreted. The Company believes that continued compliance with these laws and regulations will not have a material adverse effect on the Company's financial condition or results of operations. The Company is in the process of developing a remediation plan for possible groundwater contamination which has been detected at one of its facilities. The Company is assessing the potential remediation costs. The Company believes that the remediation of any such groundwater contamination will not have a material adverse effect on its financial condition or results of operations. See "Risk Factors--Environmental Matters."

REGULATION

    Paid circulation newspapers which are delivered by second class mail are required to obtain permits from, and file an annual statement of ownership and circulation with, the United States Postal Service. There is no significant regulation with respect to acquisition of newspapers, other than filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if certain threshold requirements under such Act are satisfied.

PROPERTIES AND FACILITIES

    The Company owns and operates 69 facilities used in the course of producing and publishing its daily and non-daily publications. Approximately 38 of the Company's facilities are leased for terms ranging from one to five years. These leased facilities range in size from approximately 250 to 22,000 square feet. The location and approximate size of the principal physical properties used by the Company at December 31, 1996, as well as the expiration date of the leases relating to such properties which the Company leases, are set forth below:

                                      APPROXIMATE AREA IN SQUARE FEET
                                   --------------------------------------
                                                                             LEASE EXPIRATION
LOCATION                           OWNED SQUARE FEET   LEASED SQUARE FEET          DATE
---------------------------------  ------------------  ------------------  --------------------
New Haven, CT....................        205,000(1)(3)
New Britain, CT..................         44,899(1)(3)
Bristol, CT......................         40,000(1)(4)
Torrington, CT...................         36,120(1)(3)
Middletown, CT...................         30,000(1)(4)
North Haven, CT..................         24,000(3)          10,000(5)             12/31/97
Guilford, CT.....................         18,400(1)
West Hartford, CT................         14,200(1)
Milford, CT......................         11,745(1)
Willoughby, OH...................        113,400(1)(3)
Lorain, OH.......................         68,770(1)(3)
New Philadelphia, OH.............         85,567(1)(3)
Trenton, NJ......................         54,642(1)(3)       18,889(2)             11/30/00
West Chester, PA.................         34,000(1)(3)
Norristown, PA...................         40,000(1)(3)
Phoenixville, PA.................         10,696(1)(4)
Wayne, PA........................         11,980(1)(4)
Fall River, MA...................         57,571(1)(3)
Taunton, MA......................         21,100(1)(4)
Troy, NY.........................         50,000(1)(4)
Woonsocket, RI...................         49,338(1)(3)
Pawtucket, RI....................         41,096(1)(4)
Wakefield, RI....................         11,750(1)(4)
St. Louis, MO....................         69,415(1)(3)       22,043(1)             12/31/00
Woodson Terrace, MO..............                             5,000(1)             02/09/99
St. Charles, MO..................                             4,298(1)             06/30/99
Collinsville, IL.................         14,587(1)
Granite City, IL.................         17,550(1)
Belleville, IL...................          8,400(1)
Alton, IL........................         48,000(1)(3)

------------------------

(1) Offices

(2) Corporate headquarters

(3) Printing plant

(4) Production facility

(5) Warehouse

    The Company believes that all of its properties are in generally good condition, are well maintained and are adequate for their current operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth information concerning the directors, executive officers and other senior management of the Company.

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Robert M. Jelenic....................................          46   Chairman, President, Chief Executive Officer and
                                                                    Director
Jean B. Clifton......................................          36   Executive Vice President, Chief Financial Officer,
                                                                    Treasurer, Secretary and Director
Allen J. Mailman.....................................          50   Vice President, Technology
Trish K. Dresser.....................................          38   Vice President, Marketing and Promotion
William J. Higginson.................................          41   Vice President, Production
William J. Rush......................................          60   Vice President of the Company and Publisher and Chief
                                                                    Executive Officer, NEW HAVEN REGISTER
John Collins.........................................          44   Vice President, Budgets and Planning
Diane B. Pardee......................................          37   Vice President, Corporate Communications
Douglas M. Karp......................................          41   Director
Sidney Lapidus.......................................          59   Director
John L. Vogelstein...................................          62   Director

    Following completion of the Offerings, the Company intends to elect two additional persons, each of whom will be independent directors, to the Board of Directors.

    ROBERT M. JELENIC is the Chairman, President and Chief Executive Officer of the Company. He has been President and Chief Executive Officer since the inception of the Company in 1990 and has been a director of the Company and its predecessors for more than the past five years. A Chartered Accountant, Mr. Jelenic began his business career with Arthur Andersen in Toronto, Canada. Mr. Jelenic has 21 years of senior management experience in the newspaper industry, including 12 years with the Toronto Sun Publishing Corp. Mr. Jelenic is a director of the NAA.

    JEAN B. CLIFTON is Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, positions she has held since the inception of the Company, and has been a director of the Company and its predecessors for more than the past five years. Prior to joining the Company, Ms. Clifton, a Certified Public Accountant, had been employed by Arthur Young & Co. (a predecessor to Ernst & Young LLP). She has 11 years of senior management experience in the newspaper industry. Ms. Clifton is a member of the Postal Affairs Committee and the Employee Benefits Committee of the NAA.

    ALLEN J. MAILMAN is Vice President of Technology of the Company, a position he has held since March 1994. From the Company's inception in 1990 to March 1994, Mr. Mailman was Corporate Director of Information Services of the Company. He has 22 years of management experience in the newspaper industry, including 14 years with Newhouse Publications.

    TRISH K. DRESSER is Vice President of Marketing and Promotion of the Company, a position she has held since June 1995. From the Company's inception in 1990 until June 1995, Ms. Dresser was Corporate Director of Promotions of the Company. She has 12 years of experience in the newspaper industry, including five years with the Toronto Sun Publishing Corp.

    WILLIAM J. HIGGINSON is Vice President of Production of the Company, a position he has held since July 1995. From January 1994 to July 1995, he was Corporate Production Director of the Company and, from 1991 to January 1994, was Production Director of the NEW HAVEN REGISTER. Mr. Higginson has 24 years of experience in the newspaper industry.

    WILLIAM J. RUSH is Vice President of the Company, a position he has held since January 1996, and Publisher and Chief Executive Officer of the NEW HAVEN REGISTER, a position he has held since 1990. Mr. Rush, with 39 years of experience in the newspaper industry, has held, at various times, the top executive position at seven newspapers in three states.

    JOHN COLLINS is Vice President of Budgets and Planning of the Company, a position he has held since April 1996. From June 1995 to April 1996, Mr. Collins was Vice President, Finance of the Company and, from December 1991 to June 1995, was Chief Financial Officer of the NEW HAVEN REGISTER. He has 19 years of experience in the newspaper industry, including 10 years with Times Mirror Corporation.

    DIANE B. PARDEE is Vice President of Corporate Communications of the Company, a position she has held since August 1996. Prior to her present position, she was Director of Corporate Communications of the Company from September 1993 to August 1996, Director of Public Affairs for the Business Committee for the Arts, Inc. from April 1992 to June 1993 and prior to that, she was Editor-in-Chief of UNIQUE HOMES magazine.

    DOUGLAS M. KARP has been a director of the Company since March 1997. Mr. Karp has been a General Partner of Warburg, Pincus & Co. ("WP") and a Member and Managing Director of E.M. Warburg, Pincus & Co., LLC ("EMWP") and its predecessors since 1991. He is a director of LCI International, Inc., TresCom International, Inc., TV Filme, Inc. and several privately held companies.

    SIDNEY LAPIDUS has been a director of the Company and its predecessors for more than the past five years. Mr. Lapidus has been a General Partner of WP and a Member and Managing Director of EMWP and its predecessors since 1982, where he has been employed since 1967. He is a director of Caribiner International, Inc., Grubb & Ellis Company, Knoll, Inc., Pacific Greystone Corporation, Panavision Inc. and several privately held companies.

    JOHN L. VOGELSTEIN has been a director of the Company and its predecessors for more than the past five years. Mr. Vogelstein is a General Partner of WP and a Member, Vice Chairman and President of EMWP, where he has been employed since 1967. Mr. Vogelstein is a director of ADVO Inc., Aegis Group plc., Golden Books Family Entertainment, Inc., Knoll, Inc., LCI International, Inc., Mattel, Inc., Value Health, Inc., Vanstar Corporation and several privately held companies.

    Prior to completion of the Offerings, the Board of Directors will be divided into three classes serving staggered three-year terms. At each annual meeting of stockholders of the Company, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

    After the completion of the Offerings, the Board of Directors of the Company will have two standing committees: an Audit Committee and a Compensation Committee.

    The Audit Committee will have general responsibility for supervising financial controls, as well as responsibility for accounting and audit activities of the Company. The Audit Committee will annually review the qualifications of the Company's independent certified public accountants, make recommendations to the Board of Directors as to their selection and review the planning, fees and results of their audit. The Audit Committee will consist solely of independent directors as and when elected. The Compensation Committee will be responsible for reviewing and approving the amount and type of consideration to be paid to senior management and for administering the 1997 Plan and will consist solely of non-employee directors. See "--Compensation Pursuant to Plans--1997 Stock Incentive Plan."

DIRECTORS' ANNUAL COMPENSATION

    The Company will reimburse its directors for all reasonable expenses incurred in connection with their attendance at Board of Directors meetings. Following the completion of the Offerings, independent directors will receive an annual fee of $10,000, a fee of $1,000 for each Board of Directors meeting attended in person and a fee of $500 for each Board of Directors meeting attended by telephone conference call. Under the 1997 Plan, the Company will grant independent directors during the term of their directorships non-qualified options to purchase 10,000 shares of Common Stock annually on terms and conditions specified by the committee administering such plan. As of the date hereof, there are three non-employee directors of the Company, each of whom is affiliated with Warburg, Pincus. See "-- Compensation Pursuant to Plans--1997 Stock Incentive Plan."

EXECUTIVE COMPENSATION

    The following table sets forth information concerning compensation paid by the Company to its Chief Executive Officer and to each of its four most highly compensated executive officers (other than the Chief Executive Officer) whose total compensation exceeded $100,000 for the year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                         ANNUAL COMPENSATION(1)     COMPENSATION
                                                         -----------------------  ----------------
NAME AND                                                                                LTIP           ALL OTHER
PRINCIPAL POSITION                              YEAR     SALARY($)    BONUS($)     PAYOUTS($)(2)    COMPENSATION(3)
--------------------------------------------  ---------  ----------  -----------  ----------------  ----------------
Robert M. Jelenic,..........................       1996  $  800,000   $ 200,000     $    326,667      $     24,000
  Chairman, President, Chief Executive             1995     775,000     200,000          252,000             4,500
    Officer and Director                           1994     750,000     150,000                0             4,500

Jean B. Clifton,............................       1996     425,000     125,000          143,850            12,750
  Executive Vice President, Chief                  1995     405,000     125,000          110,250             4,500
    Financial Officer, Treasurer,                  1994     390,000     100,000                0             4,500
    Secretary and Director

William J. Rush,............................       1996     265,000      15,000           76,050             7,950
  Vice President of the Company and                1995     245,000      15,000           58,050             4,500
    Publisher and Chief Executive                  1994     235,000      12,500                0             4,500
    Officer, NEW HAVEN REGISTER

Allen J. Mailman,...........................       1996     180,000       7,500           48,250             5,400
  Vice President of Technology                     1995     165,000      10,000           36,450             4,500
                                                   1994     159,167       5,000                0             4,500

Trish K. Dresser,...........................       1996     165,000       7,500           25,933             4,950
  Vice President of Marketing and Promotion        1995     142,500      12,000           19,800             4,275
                                                   1994     122,000       2,500                0             3,660

------------------------

(1) All other annual compensation has been omitted because such compensation (which related only to perquisites and personal benefits) did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each listed executive officer.

(2) Prior to the Offerings, the Company maintained a bonus plan (the "StarShare Plan"), which commenced in January 1992 and in which key employees were eligible to participate. Each participant received award units (the "StarShare Units") based on target percentages of his or her base salary. Each StarShare Unit represented a proportionate share of an aggregate dollar amount. Such dollar amount was based on certain performance measures related to the Company's compound annual growth in cash flow and revenue and reduction in debt and/or equity redemption over a three-year performance period. See Note (2) to Long-Term Incentive Plan Award Table. In general, StarShare Units granted under the StarShare Plan vested at the end of the third anniversary of the grant. Following the applicable vesting period, the values of the StarShare Units were paid to the participants in three annual installments, with interest paid on the second and third payments at the applicable treasury note rate from the first applicable payment date. The Company presently intends to discontinue the StarShare Plan prior to completion of the Offerings, and StarShare Units will not be convertible into or exercisable for shares of Common Stock following completion of the Offerings.

(3) These amounts represent the Company's matching contributions under the Company's 401(k) Plan and Supplemental 401(k) Plan.

LONG-TERM INCENTIVE PLAN AWARD

    The following table sets forth the awards under the StarShare Plan in 1996:

                                              NUMBER OF                            ESTIMATED FUTURE PAYOUTS UNDER
                                               SHARES,      PERFORMANCE OR           NON-STOCK PRICE-BASED PLANS
                                              UNITS OR       OTHER PERIOD     -----------------------------------------
                                            OTHER RIGHTS   UNTIL MATURATION      THRESHOLD       TARGET      MAXIMUM
                   NAME                          (#)         OR PAYOUT(1)        ($ OR #)       ($ OR #)   ($ OR #)(2)
------------------------------------------  -------------  -----------------  ---------------  ----------  ------------

Robert M. Jelenic,........................       32,000       March 15, 1999     $       0     $  320,000  $  1,200,000
  Chairman, President, Chief Executive
    Officer and Director

Jean B. Clifton,..........................       14,875       March 15, 1999             0        148,750       557,813
  Executive Vice President, Chief
    Financial Officer, Treasurer,
    Secretary and Director

William J. Rush,..........................        7,950       March 15, 1999             0         79,500       298,125
  Vice President of the Company and
    Publisher and Chief Executive Officer,
    NEW HAVEN REGISTER

Allen J. Mailman,.........................        5,400       March 15, 1999             0         54,000       202,500
  Vice President of Technology

Trish K. Dresser,.........................        4,950       March 15, 1999             0         49,500       185,625
  Vice President of Marketing and
    Promotion

------------------------

(1) See Note (2) to Summary Compensation Table.

(2) To achieve maximum payout the Company's compound annual growth rate of EBITDA for the three-year performance period must exceed 20% (without taking into account acquisitions) and the Company's debt reduction and/or equity redemption over such period must exceed $400 million.

COMPENSATION PURSUANT TO PLANS

    MANAGEMENT BONUS PLAN

    In recognition of certain management employees' prior services to the Company, the Company adopted the Management Bonus Plan pursuant to which it awarded, upon pricing of the Offerings, the Management Bonuses. The Management Bonuses are comprised of 1,100,000 shares of Common Stock valued upon award at $14.00 per share, and a cash portion that the Company expects will be used to satisfy recipients' tax obligations arising from the Management Bonuses. The Bonus Shares have not yet been issued to the recipients of the Management Bonuses. The Management Bonus Plan provides that such Bonus Shares will be issued upon the effectiveness of a registration statement covering the Bonus Shares, which registration statement the Company has covenanted to file as promptly as practicable. Each Management Bonus will consist of approximately 45% cash and 55% Common Stock. The Management Bonuses will total $28.0 million, comprised of $15.4 million in shares of Common Stock and $12.6 million in cash. The Management Bonuses were awarded to 36 employees of the Company, none of whom is an affiliate of Warburg, Pincus. Mr. Jelenic, Ms. Clifton, Messrs. Rush and Mailman and Ms. Dresser, the chief executive officer and four other most highly compensated executive officers of the Company (see "--Executive Compensation"), were awarded Management Bonuses with a total value of approximately $10.3 million, $5.2 million, $1.2 million, $1.2 million and $1.2 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Management Bonus Plan" and "Certain Transactions."

    1997 STOCK INCENTIVE PLAN

    Prior to completion of the Offerings, the Board of Directors adopted and the stockholders approved the Company's 1997 Plan. Set forth below is a discussion of the material terms of the 1997 Plan.

    Subject to adjustment as provided in the 1997 Plan, the 1997 Plan authorizes the granting of up to 4,843,750 shares of Common Stock through (i) incentive stock options ("ISOs") and non-qualified stock options ("NQOs") (in each case, with or without related stock appreciation rights ("SARs")), to acquire Common Stock, (ii) awards of restricted shares of Common Stock ("Restricted Stock"), and (iii) performance units ("Performance Units") (collectively, "Awards") to such directors, officers and other employees of, and consultants to, the Company and its subsidiaries and affiliates as may be designated by the Compensation Committee or such other committee of the Board as the Board may designate (the "Committee"). All directors, officers, employees of, and consultants to the Company, its subsidiaries and affiliates who are responsible for or contribute to the management, growth and profitability of the business of the Company, its subsidiaries and affiliates are eligible to receive Awards under the 1997 Plan; provided, that (i) consultants are not eligible to receive grants of incentive stock options and (ii) directors are eligible to receive only NQOs, as described below, and Restricted Stock. Approximately 180 persons will be eligible to be granted Awards under the 1997 Plan. No participant in the 1997 Plan may be granted Awards covering in excess of 700,000 shares of Common Stock in any fiscal year. The aggregate number of shares available for Awards and the per-participant limitation are 4,843,750 and 2,000,000, respectively, subject to adjustment for changes in capitalization, such as stock dividends or stock splits. It is expected that Mr. Jelenic, Ms. Clifton, Messrs. Rush and Mailman and Ms. Dresser will receive options to purchase 322,917, 161,458, 26,237, 28,255 and 28,255 shares of Common Stock, respectively, at an exercise price per share equal to the Price to Public and options to purchase 322,917, 161,458, 26,237, 28,255 and 28,255 shares of Common Stock, respectively, at an exercise price per share equal to 150% of the Price to Public.

    The Committee will administer the 1997 Plan, approve the eligible participants who will receive Awards, determine the form and terms of the Awards and have the power to fix vesting periods. Subject to certain limitations, the Committee may from time to time delegate some of its authority under the 1997 Plan.

    Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") provides that publicly traded companies may not deduct compensation paid to the chief executive officer or any of the four most highly compensated other officers ("Covered Employees") to the extent it exceeds $1,000,000 in any one tax year, unless the payments are made based upon the attainment of objective performance goals that are established by a committee of the Board, comprised solely of two or more outside directors of the Company, based upon business criteria and other material terms approved by stockholders. This limitation will apply to the Company following completion of the Offerings but does not apply to the Management Bonuses. The 1997 Plan is designed so that options and SARs granted with a fair market value exercise price, and awards of Common Stock designated as "Performance Awards" (as described below), that are made to Covered Employees will be considered performance-based and hence fully deductible. However, the Committee will have the discretion to grant awards to Covered Employees that will not qualify for the exemption from Section 162(m). Moreover, in certain cases such as death or disability (as described below), Performance Awards may become payable even though the performance goals are not met, in which event the Performance Awards will not be exempt from Section 162(m) and the Company might lose part or all of its tax deduction.

    Under the terms of the 1997 Plan, the Committee may from time to time grant options to purchase shares of Common Stock at a price (generally payable in cash and/or shares of Common Stock) determined by the Committee which in the case of ISOs may not be less than the Fair Market Value (as defined in the 1997 Plan) of the shares of Common Stock, as determined by the mean between the highest and lowest sales prices on the New York Stock Exchange or such other exchange on which the Common Stock is listed on the date the option is granted. Generally, options may not be exercised later than ten years after the date of grant. The Committee may also grant SARs related to the options granted under the 1997 Plan. A SAR would entitle the holder thereof to receive, upon exercise, the appreciation from the option price to the fair market value of the shares of Common Stock on the date of exercise, such appreciation being payable in cash and/or in shares of Common Stock as determined by the Committee. Exercise of a SAR cancels the related option to the extent of such exercise, and the shares of Common Stock related thereto are not available for future grants under the 1997 Plan.

    The Committee will determine the times at which an option may be exercised. Except as otherwise determined and as set forth below, an option may only be exercised during employment or generally during the three months following termination of employment for any reason other than death, permanent disability, retirement or cause. Upon termination of employment for cause, an option may no longer be exercised. Stock options generally may be exercised during the period of one year after death if the optionee is still in the employ of the Company or any of its subsidiaries or affiliates at the time of death, to the extent exercisable at the time of termination by death. After termination of an optionee's employment with the Company or any of its subsidiaries or affiliates on account of permanent disability, stock options generally may be exercised during the period of three years after the date of termination to the extent exercisable at the time of termination; provided, that in the event of death prior to expiration of the option term following termination of employment for permanent disability, options generally may be exercised during the period of one year following the date of death, to the extent exercisable at the time of death. After an optionee retires from the Company or any of its subsidiaries or affiliates, the optionee's stock options generally may thereafter be exercised to the extent to which they were exercisable at the time of the optionee's retirement and may be exercised at any time during the one-year period following retirement (or such shorter period as the Committee determines); provided, that in the event of death prior to the expiration of the option, options generally may be exercised during the period of one year following the date of death.

    The 1997 Plan provides that the Committee may establish option exercise procedures for purposes of permitting an optionee to defer receipt of compensation beyond the date of the option exercise.

    Under the 1997 Plan, the Committee may also make awards of Restricted Stock. The Committee may condition the grant or vesting of such awards on the attainment of certain performance goals and/or upon the participant's continued service with the Company or any of its subsidiaries or affiliates. During the period (the "Restricted Period") commencing with the grant of Restricted Stock and ending on attainment of the applicable performance goals or satisfaction of the requisite period of service, the participant is not permitted to sell, transfer, assign or otherwise dispose of the Restricted Stock. The participant generally has the right during the Restricted Period to vote the Restricted Stock and to receive cash dividends paid thereon. However, the Committee may determine that such cash dividends be deferred and reinvested in additional Restricted Stock and that dividends payable in Common Stock be paid in Restricted Stock. Upon termination of employment prior to the end of the Restricted Period, the Restricted Stock will be forfeited, although the Committee may waive any remaining restrictions upon termination of employment due to retirement or involuntary termination of employment other than for cause.

    The Committee may award performance units ("Performance Units"). The Committee may condition the vesting of such Performance Units on the attainment of specified levels of one or more performance goals described below and/or upon the continued service of the participant. The Performance Units may not be sold, assigned or otherwise transferred during the period (the "Performance Cycle") over which the Performance Units are to be earned. Upon termination of employment prior to the end of the Performance Cycle, the Performance Units will be forfeited, although the Committee may waive any remaining payment limitations, except as described in the immediately following paragraph, upon termination of employment due to retirement or involuntary termination other than for cause. Subject to the Committee's approval, a participant may, generally prior to commencement of the Performance Cycle, elect to defer receipt of cash or shares in settlement of the Performance Units. At the end of the Performance Cycle, the Committee will determine which Performance Units have been earned and will cause to be delivered to the participant a number of shares equal to the number of Performance Units deemed by the Committee to have been earned or cash equal to the fair market value of such shares.

    The Committee may designate an award of Restricted Stock or Performance Units to a Covered Employee as a qualified performance-based award ("Performance Award") and condition the vesting of such awards upon the attainment of specified levels of one or more of the following performance goals: earnings per share and/or return on equity. The Committee will not have the power to waive achievement of such goals, except upon the death or disability of the participant.

    The 1997 Plan provides that the Committee may establish procedures for the distribution of shares distributable pursuant to Performance Units for purposes of permitting an awardee to defer compensation.

    At the time any Award under the 1997 Plan is granted, the Committee may grant the participant the right to receive a cash payment in an amount specified by the Committee, to be paid when the award results in compensation income to the participant and to help the participant pay the resulting taxes.

    The 1997 Plan also provides that each director of the Company who is not otherwise an employee of the Company or any of its subsidiaries or affiliates and is not an officer, director or employee of EMWP or Warburg, Pincus will receive, during the term of his directorship, an annual grant of non-qualified options to purchase 10,000 shares of Common Stock on terms and conditions specified by the Committee.

    The 1997 Plan provides for the use of authorized but unissued shares or treasury shares. To the extent that treasury shares are not used, authorized but unissued shares of Common Stock of the Company have been reserved for issuance upon exercise of options or distribution of Awards granted under the 1997 Plan.

    No Awards may be granted under the 1997 Plan after May 6, 2007, but Awards theretofore granted may extend beyond that date. The 1997 Plan may be amended or discontinued by the Board of Directors at any time, but no termination may impair the rights of any holders of options or awards granted prior thereto without such holder's consent. Subject to certain limitations, the Committee may amend to the terms of any Award retroactively or prospectively, but the 1997 Plan does not permit the Committee to cause a Performance Award to fail to be exempt from Section 162(m) or impair the rights of any holder without the holder's consent. The Committee has the power to interpret the 1997 Plan and to make all other determinations necessary or advisable for its administration.

    Except as otherwise described herein, benefits under the 1997 Plan to the Chief Executive Officer and the other executive officers named in the Executive Compensation Table above, to the current executive officers of the Company and to the other employees of the Company are not currently determinable because the 1997 Plan is discretionary.

    PENSION PLAN

    Mr. Rush participates in the Journal News, Inc. Retirement Plan (the "JNI Retirement Plan"), which is a noncontributory defined benefit pension plan covering substantially all non-union employees of certain of the Company's subsidiaries. The JNI Retirement Plan provides for normal retirement benefits on the later of the date on which the participant attains age 65 or the fifth anniversary of such participant's becoming a JNI Retirement Plan participant. Annual normal retirement benefits are based on career average pay and generally consists of the sum of the following: (i) for each year after 1993, 1% of the participant's "covered compensation" plus 1.5% of compensation in excess of "covered compensation," (ii) if the participant also participated in the predecessor pension plan, 1.5% of the participant's average annual compensation for 1988-1993, times years of service through October 31, 1993, minus 1.25% of the participant's Social Security benefit, times years of service through October 31, 1993 (up to 40) and (iii) for the period from November 1, 1993 through December 31, 1993, 1% of compensation for such period, up to $3,786, plus 1.5% of the compensation for such period in excess of $3,786. "Covered compensation" is the average of the taxable Social Security wage bases for the 35 years ending in the year of retirement. As of December 31, 1996, Mr. Rush had 10 years of credited service. Mr. Rush's annual normal retirement benefit based upon 15 years of credited service is projected to be $71,862.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company did not have a compensation committee during 1996. Officers' compensation was determined by Messrs. Jelenic and Vogelstein. Upon completion of the Offerings, the Board of Directors will form a Compensation Committee which will be responsible for reviewing and approving the amount and type of consideration to be paid to senior management and for administering the 1997 Plan. See "-- Compensation Pursuant to Plans--1997 Stock Incentive Plan." The members of the Company's Compensation Committee of the Board of Directors will be Messrs. Karp and Vogelstein. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

    On December 21, 1994, the Company issued approximately $55.0 million of Senior Subordinated Notes and $55.0 million of Subordinated Notes to Warburg, Pincus. The Company repaid the Senior Subordinated Notes in full during 1995. The Company believes that the terms of such Senior Subordinated Notes and such Subordinated Notes were at least as favorable as those which would have been obtainable by the Company from an unaffiliated source. The Company repaid $27.5 million principal amount of Subordinated Notes during 1995. The Company intends to repay the remaining outstanding principal amount of and accrued and unpaid interest on the Subordinated Notes from the net proceeds to the Company of the Offerings. See "Use of Proceeds" and Note 4 of "Notes to Combined Financial Statements."

    On December 21, 1994, the Company redeemed all of its issued and outstanding Senior Preferred Stock held by Warburg, Pincus for its face value of approximately $18.0 million plus dividends in arrears of approximately $20.0 million. In addition, the Company redeemed all of its issued and outstanding Serial Preferred Stock held by Warburg, Pincus for its face value of approximately $23.0 million. The Company believes that the terms of such Senior Preferred Stock were at least as favorable as those which would have been obtainable by the Company from an unaffiliated source.

    A predecessor (the "Predecessor") of the Company and each of the stockholders of two subsidiaries (collectively, the "Exchange Subsidiaries") of the Company entered into an Exchange Agreement (the "Exchange Agreement") dated as of December 21, 1994. Pursuant to the Exchange Agreement, the Predecessor, a limited liability company, issued to Warburg, Pincus an aggregate of 997,410 Class A Membership Interests and 997,410 Class B Membership Interests in the Predecessor in exchange for the stock of the Exchange Subsidiaries held by Warburg, Pincus.

    Warburg, Pincus has agreed with the Company that, following completion of the Offerings and with respect to any matter brought to a stockholder vote, Warburg, Pincus will vote in its own discretion shares representing no more than 50% of the voting power of the Company's shares entitled to vote on the applicable matter. The shares owned by Warburg, Pincus which represent in excess of such 50% will be voted in the same proportion as the shares voted by the other stockholders on the applicable matter.

    Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), Warburg, Pincus and the Individuals are entitled to certain registration rights with respect to their respective shares of capital stock of the Company. See "Description of Capital Stock--Registration Rights."

    In recognition of certain management employees' prior services to the Company, the Company intends to pay the Management Bonuses pursuant to the Management Bonus Plan. The Company has agreed to file a registration statement covering the Bonus Shares following completion of the Offerings. See "Management--Compensation Pursuant to Plans--Management Bonus Plan."

    In addition, it is expected that Mr. Jelenic, Ms. Clifton, Messrs. Rush and Mailman and Ms. Dresser will be granted options to purchase 322,917, 161,458, 26,237, 28,255 and 28,255 shares of Common Stock, respectively, at an exercise price per share equal to the Price to Public and options to purchase 322,917, 161,458, 26,237, 28,255, and 28,255 shares of Common Stock, respectively, at an exercise price per share equal to 150% of the Price to Public. See "Management--Compensation Pursuant to Plans--1997 Stock Incentive Plan."

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information with regard to the beneficial ownership of the Common Stock as of March 31, 1997 and as adjusted to reflect the sale of the shares of Common Stock offered in the Offerings, by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and each executive officer listed in the summary compensation table and (iii) all directors and executive officers of the Company as a group.

                                                               SHARES BENEFICIALLY        SHARES BENEFICIALLY
                                                                 OWNED PRIOR TO             OWNED AFTER THE
                                                               THE OFFERINGS(1)(2)        OFFERINGS(1)(2)(3)
                                                            -------------------------  -------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                           NUMBER       PERCENT       NUMBER       PERCENT
----------------------------------------------------------  ------------  -----------  ------------  -----------
Warburg, Pincus Capital Company, L.P.(4)(5)
  466 Lexington Avenue
  New York, NY 10017......................................    24,248,774        63.9%    24,248,774        50.1%
Warburg, Pincus Capital Partners, L.P.(4)(5)
  466 Lexington Avenue
  New York, NY 10017......................................     1,529,054         4.0      1,529,054         3.2
Warburg, Pincus Investors, L.P.(4)(5)
  466 Lexington Avenue
  New York, NY 10017......................................    12,086,349        31.8     12,086,349        24.9
Douglas M. Karp(4)(5).....................................    37,864,177        99.7     37,864,177        78.2
Sidney Lapidus(4)(5)......................................    37,864,177        99.7     37,864,177        78.2
John L. Vogelstein(4)(5)..................................    37,864,177        99.7     37,864,177        78.2
Robert M. Jelenic(6)......................................       --           --            406,102         0.8
Jean B. Clifton(6)........................................       --           --            203,051         0.4
William J. Rush(6)........................................       --           --             46,148         0.1
Allen J. Mailman(6).......................................       --           --             46,148         0.1
Trish K. Dresser(6).......................................       --           --             46,148         0.1
Directors and executive
  officers as a group
  (8 persons).............................................    37,864,177        99.7     38,611,774        79.7

------------------------

(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as otherwise indicated, the persons in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Based upon 37,962,500 shares of Common Stock outstanding prior to the Offerings and 48,437,500 shares of Common Stock outstanding after completion of the Offerings, including the Bonus Shares.

(3) Assumes no exercise of the Underwriters' over-allotment option. In the event such option is exercised, WPCP will beneficially own 122,804 shares or 0.3% of the Common Stock after the Offerings.

(4) The sole general partner of WPCP, Warburg, Pincus Capital Company, L.P. ("WPCC") and Warburg, Pincus Investors, L.P. ("Investors") is WP, a New York general partnership. EMWP manages WPCP, WPCC and Investors. The members of EMWP are substantially the same as the partners of WP. Lionel I. Pincus is the Managing Partner of WP and the Managing Member of EMWP and may be deemed to control both WP and EMWP. WP has a 20% interest in the profits of WPCP, WPCC and

    Investors as the general partner. Douglas M. Karp and Sidney Lapidus, directors of the Company, are Members and Managing Directors of EMWP and General Partners of WP. John L. Vogelstein, a director of the Company, is a Member, Vice Chairman and President of EMWP and a General Partner of WP. As such, Messrs. Karp, Lapidus and Vogelstein may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") ) in an indeterminate portion of the shares beneficially owned by WPCP, WPCC, Investors and WP. See Note 5 below.

(5) All of the shares indicated as owned by Messrs. Karp, Lapidus and Vogelstein are owned directly by WPCC, WPCP or Investors and are included because of their affiliation with WPCC, WPCP and Investors. Messrs. Karp, Lapidus and Vogelstein disclaim "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act. The address of Messrs. Karp, Lapidus and Vogelstein is c/o E.M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, New York 10017. See Note 4 above.

(6) All shares indicated as owned by such person on this table represent Bonus Shares and, thus, assume the issuance of the Bonus Shares.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of the capital stock of the Company and certain provisions of the Certificate and By-laws is a summary and is qualified in its entirety by the provisions of the Certificate and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

    Upon completion of the Offerings and assuming issuance of the Bonus Shares, the authorized capital stock of the Company will consist of (i) 300,000,000 shares of Common Stock, par value $.01 per share, of which 48,437,500 shares will be outstanding, and (ii) 1,000,000 shares of Preferred Stock, of which no shares will be outstanding.

COMMON STOCK

    Holders of Common Stock are entitled to one vote per share in all matters to be voted on by the stockholders of the Company and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Warburg, Pincus has agreed with the Company that, following completion of the Offerings and with respect to any matter brought to a stockholder vote, Warburg, Pincus will vote in its own discretion shares representing no more than 50% of the voting power of the Company's shares entitled to vote on the applicable matter. The shares owned by Warburg, Pincus which represent in excess of such 50% will be voted in the same proportion as the shares voted by the other stockholders on the applicable matter. See "Risk Factors--Influence by Existing Stockholder."

    Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding Preferred Stock. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares offered by the Company in the Offerings will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

    At present, there is no established trading market for the Common Stock. The Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

PREFERRED STOCK

    The Board of Directors is authorized to issue from time to time 1,000,000 shares of Preferred Stock in one or more series, and to fix the rights, designations, powers, preferences, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, all without stockholder approval. The ability to issue Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, the Company or a majority of the outstanding stock of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors--Anti-Takeover Effect of Certain Certificate of Incorporation and By-laws Provisions."

LIMITATIONS ON DIRECTORS' LIABILITY

    The Certificate and By-laws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law currently provides that directors of the Company will not be personally liable for monetary damages for breach of their fiduciary duties as directors or officers, except liability for (i) breach of the directors' and officers' duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption and (iv) any transaction from which directors or officers derive an improper personal benefit. Delaware law does not permit a corporation to eliminate a director's duty of care, and this provision of the Certificate has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of the duty of care.

    These provisions will not limit liability under state or federal securities laws. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    The Company is subject to the provisions of Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL"). Under Section 203, certain "business combinations" (as defined herein) between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" (as defined herein) are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or stock held in employee benefit plans in which the employees do not have the right to determine confidentially whether such stock will be tendered in a tender or exchange offer) or (iv) the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term business combination is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term interested stockholder is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company or a majority of the outstanding stock of the Company.

REGISTRATION RIGHTS

    Under the terms of the Registration Rights Agreement, if the Company proposes to register any of its securities under the Securities Act, Warburg, Pincus is entitled to notice of such registration and to include its Registrable Shares (as defined therein) in such registration, subject to the right of an underwriter participating in the offering to limit the number of shares included in such registration. In addition,

Warburg, Pincus has the right, so long as it owns at least 10% of the then outstanding shares of Common Stock, to require the Company to register any or all of its Registrable Shares on two occasions. Moreover, pursuant to the Registration Rights Agreement, the Individuals are entitled, under certain circumstances, to registration of their shares of Common Stock in connection with the exercise by Warburg, Pincus of its registration rights. All expenses relating to the filing of such registration statements, excluding underwriting discounts and selling commissions attributable to the Registrable Shares and the fees and expenses of the holder's own counsel, will be paid by the Company. The Company is required to use its best efforts to effect such registrations, subject to certain conditions and limitations.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar of the Common Stock is The Bank of New
York.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to completion of the Offerings, there has been no public market for the Common Stock. Sales of substantial amounts of Common Stock in the public market or the perception that such sales may occur, could have an adverse effect on the price of the Common Stock.

    Upon completion of the Offerings and assuming issuance of the Bonus Shares, the Company will have outstanding 48,437,500 shares of Common Stock. All the shares of Common Stock sold in the Offerings will be eligible for immediate resale, except to the extent acquired by "affiliates" of the Company, as such term is defined in Rule 144, or subject to a lock-up agreement as described below. Following the completion of the Offerings, the Company has covenanted to file with the Commission a Registration Statement covering the Bonus Shares and the shares of Common Stock underlying grants available under the 1997 Plan.

    The remaining 37,962,500 shares of Common Stock outstanding upon completion of the Offerings (taking into account issuance of the Bonus Shares) will be "restricted securities" as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. Sales of restricted securities in the public market, or the availability of such shares for sale, could have an adverse effect on the price of the Common Stock.

    The Company, all of its directors, executive officers, the other recipients of Bonus Shares and Warburg, Pincus have agreed that they will enter into contractual lock-up agreements providing that they will not offer, sell, contract to sell or sell any option or consent to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for Common Stock or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, whether any of the foregoing transactions are to be settled by delivery of Common Stock or other such securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, except (i) in the case of the Company, upon exercise of outstanding stock options and except for the issuance of options pursuant to the 1997 Plan and (ii) in the case of WPCP, the shares of Common Stock to be sold pursuant to the Underwriters' over-allotment option. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144 or Rule 701, or otherwise, shares subject to lock-up agreements will not be saleable until such agreements expire. Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market, subject to the restrictions of Rule 144, will be as follows: (i) 9,375,000 shares will be eligible for immediate sale as of the date of this Prospectus and (ii) 39,062,500 shares will be eligible for sale beginning 180 days after the date hereof (taking into account issuance of the Bonus Shares).

    Following the expiration of the lock-up agreements, the Bonus Shares and 1,937,500 shares subject to options which are expected to be issued pursuant to the 1997 Plan will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of such shares in reliance upon Rule 144, but without compliance with certain restrictions, including the holding period requirement, of Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for the applicable holding period (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
(i) 1% of the then outstanding shares of Common Stock (approximately 484,375 shares of Common Stock immediately after completion of the Offerings and assuming issuance of the Bonus Shares) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to notice requirements and to the availability of current public information about the Company. In addition, Warburg, Pincus and the Individuals have rights under certain circumstances to require the Company to register a total of 37,962,500 shares of Common Stock after expiration of lock-up agreements. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITERS

    Under the terms and subject to the conditions in the Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), the Company has agreed to sell an aggregate of 9,375,000 shares of Common Stock and the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and Chase Securities Inc. are serving as U.S. Representatives, have severally agreed to purchase, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch International, Bear, Stearns International Limited and Chase Manhattan International Limited are serving as International Representatives, have severally agreed to purchase, the respective number of shares of Common Stock set forth opposite their names below:

                                                                                                       NUMBER OF
  NAME                                                                                                   SHARES
-----------------------------------------------------------------------------------------------------  ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated..................................................................   1,110,000
  Donaldson, Lufkin & Jenrette Securities Corporation................................................   1,110,000
  Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.............................................................................   1,110,000
  Bear, Stearns & Co. Inc............................................................................   1,110,000
  Chase Securities Inc...............................................................................   1,110,000
  ABN Amro Chicago Corporation.......................................................................     150,000
  Advest, Inc........................................................................................      75,000
  Sanford C. Bernstein & Co., Inc....................................................................      75,000
  Alex. Brown & Sons Incorporated....................................................................     150,000
  CIBC Wood Gundy Securities Corp....................................................................      75,000
  A.G. Edwards & Sons, Inc...........................................................................     150,000
  First of Michigan Corporation......................................................................      75,000
  Furman Selz LLC....................................................................................      75,000
  Janney Montgomery Scott Inc........................................................................      75,000
  Edward D. Jones & Co., L.P.........................................................................      75,000
  Legg Mason Wood Walker, Incorporated...............................................................      75,000
  McDonald & Company Securities, Inc.................................................................      75,000
  Neuberger & Berman, LLC............................................................................      75,000
  Oppenheimer & Co., Inc.............................................................................     150,000
  PaineWebber Incorporated...........................................................................     150,000
  Prudential Securities Incorporated.................................................................     150,000
  Ragen Mackenzie Incorporated.......................................................................      75,000
  Smith Barney Inc...................................................................................     150,000
  Wheat, First Securities, Inc.......................................................................      75,000
                                                                                                       ----------
    Subtotal.........................................................................................   7,500,000
                                                                                                       ----------
International Underwriters:
  Morgan Stanley & Co. International Limited.........................................................     300,000
  Donaldson, Lufkin & Jenrette Securities Corporation................................................     300,000
  Merrill Lynch International........................................................................     300,000
  Bear, Stearns International Limited................................................................     300,000
  Chase Manhattan International Limited..............................................................     300,000
  Commerzbank Aktiengesellschaft.....................................................................      93,750
  Daiwa Europe Limited ..............................................................................      93,750
  HSBC Investment Bank Plc...........................................................................      93,750
  Societe Generale...................................................................................      93,750
                                                                                                       ----------
    Subtotal.........................................................................................   1,875,000
                                                                                                       ----------
      Total..........................................................................................   9,375,000
                                                                                                       ----------
                                                                                                       ----------

    The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered in the Offerings (other than those covered by the Underwriters' over-allotment option), if any such shares are taken.

    Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any U.S. Shares (as defined herein) being sold by it for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any International Shares (as defined herein) being sold by it for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter shall apply only to shares purchased by it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter shall apply only to shares purchased by it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing, or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters under the Underwriting Agreement are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

    Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares so sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares of Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares of Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of Common Stock a notice to the foregoing effect.

    Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and during the period of six months from the closing date of the Offerings will not offer or sell any shares of Common Stock in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations (1995) (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from, or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or is a person to whom such document may otherwise lawfully be issued or passed on.

    The Underwriters propose to offer part of the shares of Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $.52 per share below the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to other Underwriters or to certain dealers.

    Pursuant to the Underwriting Agreement, WPCP has granted the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,406,250 additional shares of Common Stock at the Price to Public on the cover page hereof, less Underwriting Discounts and Commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the Offerings. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

    The Company, all of its executive officers and directors, other recipients of awards of Bonus Shares and Warburg, Pincus have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for the shares Common Stock (in the case of Warburg, Pincus, whether such shares or any such securities are now owned by Warburg, Pincus or acquired after the date of the Prospectus) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the shares Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus, other than the sale to the Underwriters of any shares of Common Stock pursuant to the Underwriting Agreements.

    The Company, Warburg, Pincus and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    Certain affiliates of Chase Securities Inc. have limited partnership interests in WPCP (less than 3%), Investors (less than 1%) and WPCC (less than 3%). In addition, The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is Agent on, and a lender under, the Credit Agreement, and receives customary fees for its service as such. The Chase Manhattan Bank also engages in various general financing and banking transactions with the Company and its affiliates.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

PRICING OF THE OFFERINGS

    Prior to completion of the Offerings, there has been no public market for the Common Stock. The initial public offering price has been determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors considered in determining the initial public offering price were the information set forth in this Prospectus and otherwise available to the Representatives, the future prospects of the Company and the newspaper industry in general, revenues, earnings, and certain other financial and operating information of the Company in recent periods and the price-earnings ratios, market prices of securities, profitability and certain financial and operating information of companies engaged in activities similar to those of the Company.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered in the Offerings will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Willkie Farr & Gallagher, New York, New York.

                                    EXPERTS

    The balance sheet of Journal Register Company at March 11, 1997 and the combined financial statements (including the schedule) of Journal Register Company, LLC and Affiliates at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission under the Securities Act a Registration Statement (the "Registration Statement") on Form S-1 with respect to the Common Stock offered in the Offerings. This Prospectus does not contain all of the information set forth in the Registration Statement in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered in the Offerings, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedule filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661). Copies of such material can be obtained from the public reference section of the Commission at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or on the Internet at http://www.sec.gov.

                           FORWARD-LOOKING STATEMENTS

    This Prospectus contains certain forward-looking statements, which are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes," "anticipates," "intends" or "expects." The forward-looking statements contained in this Prospectus are generally located in the material set forth under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but may be found in other locations as well. These forward-looking statements relate to the plans and objectives of the Company for future operations. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this Prospectus should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including, among other things: (i) a decline in general economic conditions, (ii) the unavailability or material increase in price of newsprint, (iii) an adverse judgment in pending or future litigation,
(iv) increased competitive pressure from current competitors and future market entrants, and (v) sales of substantial amounts of the Common Stock in the public markets following the Offerings, or the perception that such sales could occur. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this Prospectus. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                         INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

Journal Register Company

Report of Independent Auditors.......................................................        F-2

Balance Sheet as of March 11, 1997...................................................        F-3

Note to Balance Sheet................................................................        F-4

Journal Register Company, LLC and Affiliates

Report of Independent Auditors.......................................................        F-5

Combined Balance Sheets as of December 31, 1995 and 1996.............................        F-6

Combined Statements of Income for each of the three years in the period ended
  December 31, 1996..................................................................        F-7

Combined Statements of Members' Deficit for each of the three years ended in the
  period ended December 31, 1996.....................................................        F-8

Combined Statements of Cash Flows for each of the three years in the period ended
  December 31, 1996..................................................................        F-9

Notes to Combined Financial Statements...............................................       F-10

Combined Balance Sheets as of December 31, 1996 and March 31, 1997 (unaudited).......       F-22

Combined Statements of Income for the three months ended March 31, 1996 and 1997
  (unaudited)........................................................................       F-23

Combined Statements of Cash Flows for the three months ended March 31, 1996 and 1997
  (unaudited)........................................................................       F-24

Notes to Combined Financial Statements (unaudited)...................................       F-25

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Journal Register Company

We have audited the accompanying balance sheet of Journal Register Company as of March 11, 1997. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in acccordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Journal Register Company at March 11, 1997 in conformity with generally accepted accounting principles.

                                                 /s/ Ernst & Young LLP

MetroPark, New Jersey
March 12, 1997

                            JOURNAL REGISTER COMPANY
                                 BALANCE SHEET
                                 MARCH 11, 1997

ASSETS
Cash.................................................................................  $     100
                                                                                       ---------
                                                                                       ---------
STOCKHOLDERS' EQUITY
Preferred stock, $.01 par, 500 shares authorized, none issued and outstanding........  $      --
Common stock, $.01 par, 500 shares authorized, 100 shares issued and outstanding.....          1
Additional paid-in capital...........................................................         99
                                                                                       ---------
Total stockholders' equity...........................................................  $     100
                                                                                       ---------
                                                                                       ---------

                             See accompanying note.

                            JOURNAL REGISTER COMPANY
                             NOTE TO BALANCE SHEET
                                 MARCH 11, 1997

ORGANIZATION AND BASIS OF PRESENTATION

Journal Register Company (the "Company") was incorporated on March 11, 1997. In conjunction with the formation of the Company, a company under common control named Journal Register Company, was renamed Journal Register Newspapers, Inc. The Company intends to file with the Securities and Exchange Commission a Registration Statement on Form S-1 for the sale of shares of common stock of the Company. Prior to the issuance of shares pursuant to the Registration Statement, certain companies under common control with the Company will be combined with the Company. Substantially all of the membership interests and equity securities of these companies are owned by entities controlled by affiliates of E.M. Warburg, Pincus & Co., LLC. Since the companies are under common control, this transaction will be accounted for in a manner similar to a pooling of interests.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Journal Register Company, LLC and Affiliates

    We have audited the accompanying combined balance sheets of Journal Register Company, LLC and Affiliates as of December 31, 1996 and 1995, and the related combined statements of income, members' deficit and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Journal Register Company, LLC and Affiliates at December 31, 1996 and 1995, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                             /s/ Ernst & Young LLP

MetroPark, New Jersey
March 5, 1997

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES
                            COMBINED BALANCE SHEETS

                                                                                                  DECEMBER 31,
                                                                                                      1996
                                                                                                    PRO FORMA
                                                                         DECEMBER 31,               UNAUDITED
                                                               --------------------------------   STOCKHOLDERS'
                                                                    1995             1996            EQUITY
                                                               ---------------  ---------------  ---------------
ASSETS
Current assets:
  Cash and cash equivalents..................................  $     8,622,605  $     8,546,396
  Accounts receivable, less allowance for doubtful accounts
    of $2,874,271 in 1995 and $4,172,936 in 1996.............       43,383,073       44,063,981
  Inventories................................................       16,631,351        6,204,002
  Deferred income taxes......................................        --               2,950,798
  Other current assets.......................................        4,819,139        4,270,098
                                                               ---------------  ---------------
Total current assets.........................................       73,456,168       66,035,275
Property, plant and equipment:
  Land.......................................................        7,253,772        7,260,008
  Buildings and improvements.................................       58,565,573       59,001,100
  Machinery and equipment....................................      129,799,039      135,936,921
                                                               ---------------  ---------------
                                                                   195,618,384      202,198,029
  Less accumulated depreciation..............................      (96,582,342)    (110,484,723)
                                                               ---------------  ---------------
Property, plant and equipment, net...........................       99,036,042       91,713,306
Deferred income taxes........................................        --                 222,316
Intangible and other assets, net of accumulated amortization
  of $10,952,402 in 1995 and $17,610,762 in 1996.............      133,941,759      148,014,311
                                                               ---------------  ---------------
                                                               $   306,433,969  $   305,985,208
                                                               ---------------  ---------------
                                                               ---------------  ---------------
LIABILITIES AND MEMBERS' DEFICIT
Current liabilities:
  Current maturities of long-term debt.......................  $    58,252,361  $    54,173,894
  Accounts payable...........................................        9,822,674        7,200,381
  Income taxes payable.......................................        2,137,919        1,195,534
  Accrued interest...........................................        9,565,772        7,498,261
  Deferred subscription revenue..............................        6,220,345        5,878,837
  Other accrued expenses and current liabilities.............       16,835,692       15,946,505
                                                               ---------------  ---------------
Total current liabilities....................................      102,834,763       91,893,412
Senior debt, less current maturities.........................      599,780,000      566,390,000
Subordinated notes and accrued interest due to members.......       30,290,310       33,319,341
Deferred income taxes........................................        1,662,602        --
Accrued retiree benefits and other liabilities...............       12,830,257       11,602,809
Income taxes payable.........................................       10,802,709       26,437,689
Commitments and contingencies (NOTE 8)
Members' deficit:
  Common stock, $.01 par, 300,000,000 shares authorized and
    37,962,500 shares issued and outstanding.................        --               --         $       379,625
  Membership interests.......................................        2,104,200        2,104,200        --
  Additional paid-in capital.................................      222,167,335      222,167,335      223,891,910
  Accumulated deficit........................................     (676,038,207)    (647,929,578)    (647,929,578)
                                                               ---------------  ---------------  ---------------
Net members' deficit.........................................     (451,766,672)    (423,658,043)    (423,658,043)
                                                               ---------------  ---------------  ---------------
                                                               $   306,433,969  $   305,985,208
                                                               ---------------  ---------------
                                                               ---------------  ---------------

                            See accompanying notes.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES
                         COMBINED STATEMENTS OF INCOME

                                                                             YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------------
                                                                       1994            1995            1996
                                                                  --------------  --------------  --------------
Revenues:
  Advertising...................................................  $  224,071,191  $  249,533,751  $  256,971,648
  Circulation...................................................      65,204,313      73,797,189      79,775,654
                                                                  --------------  --------------  --------------
Newspaper revenues..............................................     289,275,504     323,330,940     336,747,302
Commercial printing and other...................................      10,875,057      15,626,106      14,372,773
                                                                  --------------  --------------  --------------
                                                                     300,150,561     338,957,046     351,120,075

Operating expenses:
  Salaries and employee benefits................................     105,606,718     110,651,094     111,626,137
  Newsprint, ink and printing charges...........................      36,481,069      48,243,571      50,110,087
  Selling, general and administrative...........................      25,312,179      28,678,214      30,992,643
  Depreciation and amortization.................................      18,605,116      19,177,764      20,525,352
  Other.........................................................      34,187,475      38,742,660      38,976,064
                                                                  --------------  --------------  --------------
                                                                     220,192,557     245,493,303     252,230,283
                                                                  --------------  --------------  --------------
Operating income................................................      79,958,004      93,463,743      98,889,792

Other income (expense):
  Interest expense..............................................     (41,791,327)    (63,468,099)    (56,409,520)
  Interest income...............................................         330,117         158,212         106,805
  Other.........................................................        (587,971)       (717,961)       (169,154)
                                                                  --------------  --------------  --------------
Income before provision for income taxes and extraordinary
  item..........................................................      37,908,823      29,435,895      42,417,923
Provision for income taxes......................................       4,126,326       2,653,294      14,309,294
                                                                  --------------  --------------  --------------
Income before extraordinary item................................      33,782,497      26,782,601      28,108,629

Extraordinary item:
  Loss on extinguishment of debt................................      13,099,981        --              --
                                                                  --------------  --------------  --------------
Net income......................................................  $   20,682,516  $   26,782,601  $   28,108,629
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Pro forma-unaudited
  Historical net income.........................................                                  $   28,108,629
                                                                                                  --------------
                                                                                                  --------------
  Pro forma net income per common share.........................                                  $          .74
                                                                                                  --------------
                                                                                                  --------------
  Pro forma common shares outstanding...........................                                      37,962,500
                                                                                                  --------------
                                                                                                  --------------

                            See accompanying notes.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                    COMBINED STATEMENTS OF MEMBERS' DEFICIT

                                            PREFERRED   MEMBERSHIP     ADDITIONAL     ACCUMULATED
                                              STOCK      INTEREST    PAID-IN-CAPITAL    DEFICIT          TOTAL
                                            ----------  -----------  --------------  --------------  --------------

Balance at December 31, 1993..............  $  411,875   $2,104,200   $283,352,872   $ (723,503,324) $ (437,634,377)

Net income................................                                               20,682,516      20,682,516

Redemption of Preferred Stock.............    (411,875)     --         (61,185,537)        --           (61,597,412)

Balance at December 31, 1994..............      --       2,104,200     222,167,335     (702,820,808)   (478,549,273)

Net income................................                                               26,782,601      26,782,601
                                            ----------  -----------  --------------  --------------  --------------

Balance at December 31, 1995..............      --       2,104,200     222,167,335     (676,038,207)   (451,766,672)

Net income................................                                               28,108,629      28,108,629
                                            ----------  -----------  --------------  --------------  --------------

Balance at December 31, 1996..............      --       $2,104,200   $222,167,335   $  647,929,578  $ (423,658,043)
                                            ----------  -----------  --------------  --------------  --------------
                                            ----------  -----------  --------------  --------------  --------------

                            See accompanying notes.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                               YEAR ENDED DECEMBER 31,
                                                                     -------------------------------------------
                                                                         1994           1995           1996
                                                                     -------------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.........................................................  $  20,682,516  $  26,782,601  $  28,108,629
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Loss on debt extinguishment......................................     13,099,981       --             --
  Provision for losses on accounts receivable......................      1,926,668      2,871,631      3,914,496
  Depreciation and amortization....................................     18,605,116     19,177,764     20,525,352
  Net (gain) loss on disposal of property, plant and equipment.....         82,817        263,465       (110,197)
  Increase in income taxes payable.................................      1,103,527        497,516     14,692,595
  (Decrease) increase in accrued interest..........................     (3,104,305)     8,760,434     (2,067,511)
  (Decrease) in deferred income taxes..............................        (21,641)      (482,695)    (4,835,716)
  (Increase) in accounts receivable................................     (7,623,838)    (6,947,008)    (3,971,885)
  Decrease (increase) in inventories...............................     (3,248,860)    (7,209,388)    10,475,816
  (Decrease) increase in accounts payable..........................      7,157,704     (5,320,331)    (2,663,768)
  (Decrease) increase in deferred subscription revenue.............      2,084,094        182,721       (401,370)
  (Decrease) in accrued retiree benefits and other liabilities.....       (663,135)    (1,802,611)    (1,227,448)
  (Increase) decrease in other assets, net of increase (decrease)
    in other liabilities...........................................     (3,812,587)    (9,996,494)    (2,374,167)
                                                                     -------------  -------------  -------------
Net cash provided by operating activities..........................     46,268,057     26,777,605     60,064,826

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment.........................     (8,325,764)    (4,859,023)    (7,674,504)
Net proceeds from sale of property, plant and equipment............        211,941         40,715        236,643
Purchase of newspaper properties...................................    (14,500,000)   (45,738,379)   (18,262,205)
                                                                     -------------  -------------  -------------
Net cash used in investing activities..............................    (22,613,823)   (50,556,687)   (25,700,066)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt:
  Senior Facilities................................................    559,000,000    133,000,000      7,000,000
  Deferred loan costs..............................................    (10,462,253)      --             --
  Accretion on Subordinated Notes..................................      6,981,454      2,745,390      3,029,031
Repayments of:
  Senior debt......................................................   (527,282,676)   (29,000,000)   (44,470,000)
  Subordinated Notes...............................................       --          (82,361,724)      --
Redemption of preferred stock:
  Preferred stock..................................................    (41,187,500)      --             --
  Preferred stock dividends........................................    (20,409,912)      --             --
                                                                     -------------  -------------  -------------
Net cash (used in) provided by financing activities................    (33,360,887)    24,383,666    (34,440,969)
                                                                     -------------  -------------  -------------
(Decrease) increase in cash and cash equivalents...................     (9,706,653)       604,584        (76,209)
Cash and cash equivalents, beginning of year.......................     17,724,674      8,018,021      8,622,605
                                                                     -------------  -------------  -------------
Cash and cash equivalents, end of year.............................  $   8,018,021  $   8,622,605  $   8,546,396
                                                                     -------------  -------------  -------------
                                                                     -------------  -------------  -------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest.........................................................  $  37,119,772  $  51,672,881  $  54,244,177
  Income taxes.....................................................      3,044,440      1,940,148      4,452,415

SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITIES
Issuance of additional Subordinated Notes..........................  $   6,981,454  $   2,745,390  $   3,029,031

                            See accompanying notes.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. ORGANIZATION AND BASIS OF PRESENTATION

    The combined financial statements include Journal Register Company, LLC ("JRC, LLC") and all of its wholly owned affiliates, INS Holdings, Inc. ("INSI") and Journal Register Company (now known as Journal Register Newspapers, Inc.) ("JRC"). The Company is used to refer to the combination of JRC, INSI and JRC, LLC.

    JRC, LLC was organized in New York in December 1994 for the purpose of acquiring and operating newspaper companies; it commenced operations in December 1994. Effective December 21, 1994, the stockholders of Journal News, Inc. ("JNI") and Journal Company, Inc. ("JCI"), affiliates of the Company (collectively the "Companies"), entered into an exchange agreement (the "Exchange Agreement") with the Company, whereby JRC, LLC issued 2 million membership interests, representing all the issued and outstanding membership interests in JRC, LLC, to the stockholders of the Companies in exchange for all of the issued and outstanding common stock of the Companies. Since the combined Companies were under common control, this transaction was accounted for in a manner similar to a pooling of interests and the accompanying combined financial statements include the accounts and operations of JNI and JCI for all periods presented. Affiliates of E.M. Warburg, Pincus & Co., LLC (collectively "Warburg, Pincus") own substantially all of the membership interests of JRC, LLC.

    JRC is jointly owned by the operating subsidiaries of JRC, LLC and manages the newspaper subsidiaries of JRC, LLC on an expense reimbursement basis. INSI, which is owned by Warburg, Pincus, is a company that develops application software for the newspaper industry and provides services to the Company's subsidiaries and unrelated companies. (See Note 11, Subsequent Events (unaudited).)

    The Company primarily publishes small metropolitan and suburban daily and suburban and community non-daily newspapers serving markets in Connecticut, Ohio, Philadelphia and its surrounding areas, the greater St. Louis area and central New England and has commercial printing operations in Connecticut, Ohio and Missouri.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION

    The combined financial statements include the accounts of JRC, LLC and all of its wholly owned affiliates, JRC and INSI. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates would include the allowance for doubtful accounts and valuation allowance for deferred income taxes. Actual results could differ from those estimates.

COMBINED STATEMENTS OF CASH FLOWS

    For purposes of the accompanying combined statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these instruments.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                               DECEMBER 31, 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PRO FORMA EARNINGS PER SHARE (UNAUDITED)

    The pro forma net income per common share was calculated based upon the 37,962,500 shares which will be issued prior to the proposed offerings but subsequent to December 31, 1996. If effect were given to the 9,375,000 shares that will be issued in the proposed offerings for which the proceeds will be used to repay debt and the additional 1,100,000 shares to be issued to management as part of special bonuses (see Footnote 11, Subsequent Events (unaudited)), the shares outstanding would be 48,437,500 and net income would increase to $35,603,239, resulting in net income per common share of $.74. The net income of $35,603,239 reflects net interest expense reduction ($11.3 million, or $7.5 million net of tax) resulting from the use of proceeds to reduce debt and additional debt required to pay the special management bonuses. The interest expense reduction includes savings net of tax of $1.3 million associated with the lower interest rate based on the pro forma reduction in outstanding borrowings used to calculate the Company's interest rate (see Note 4, Long-Term Debt).

INVENTORIES

    Inventories, consisting of newsprint, ink and supplies, are stated at the lower of cost (primarily first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments are capitalized.

    Depreciation is provided for financial reporting purposes primarily by the straight-line method over the following estimated useful lives:

Buildings and improvements....................................  5 to 30 years
Machinery and equipment.......................................  3 to 20 years

INTANGIBLE ASSETS AND OTHER ASSETS

    Intangible assets recorded in connection with the acquisition of newspapers generally consist of the values assigned to subscriber lists and the excess of cost over the value of identifiable net assets of the companies acquired. These assets are carried at the lower of amortized cost or the amount expected to be recovered by projected future operations after considering attributable general and administration expense and interest on debt allocated to the various newspapers. If, in the opinion of management, an impairment in value occurs, any necessary write-downs are charged to expense.

    The balance of intangible assets at December 31, 1996 was comprised of subscriber lists and excess cost over the value of identifiable net assets of companies acquired. These assets are being amortized over a period of 4 to 40 years and are amortized by the straight-line method.

    In the beginning of 1996, the Company adopted SFAS No. 121 "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF." The adoption of SFAS No. 121 did not materially impact the financial statements. In accordance with SFAS No. 121 the Company reviews the recoverability of intangibles and other long-lived assets whenever events and circumstances indicate that

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                               DECEMBER 31, 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the carrying amount may not be recoverable. The carrying amount of the long-lived assets is reduced by the difference between the carrying amount and estimated fair value.

    Other assets consist principally of capitalized costs associated with the Term Loan and the Revolver (as defined in Note 4, Long-Term Debt) that are being amortized over the terms of such loans.

INCOME TAXES

    The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    Each of JCI, JNI, JRC, INSI and JRC, LLC files its own federal income tax returns on a consolidated or separate basis as appropriate.

DEFERRED SUBSCRIPTION REVENUE

    Deferred subscription revenue arises from subscription payments made in advance of newspaper delivery. Revenue is recognized in the period in which it is earned.

INTEREST RATE PROTECTION AGREEMENTS

    The Company enters into Interest Rate Protection Agreements ("IRPA") to modify the interest characteristics of its outstanding debt. Each IRPA is designated for all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method). The related amount payable to or receivable from counterparties is included in accrued interest. The fair values of IRPAs are not recognized in the financial statements. Gains and losses on terminations of IRPAs would be deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the IRPAs. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the IRPA would be recognized in income coincident with the extinguishment. Any IRPAs that were not designated with outstanding debt or notional amounts (or durations) of IRPAs in excess of the principal amounts (or maturities) of the underlying debt obligations would be recorded as an asset or liability at fair value, with changes in fair value recorded in other income (expense).

CONCENTRATION OF RISK

    Certain employees of the Company's newspapers are employed under collective bargaining agreements.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                               DECEMBER 31, 1996

3. INTANGIBLE AND OTHER ASSETS

    Intangible and other assets as of December 31, net of accumulated amortization, are summarized as follows:

                                                                    1995            1996
                                                               --------------  --------------
Excess of cost over the value of identifiable net assets and subscriber lists...........................................  $  114,888,103  $  125,846,862
Prepaid pension cost.........................................       5,984,261       7,152,779
Other........................................................      13,069,395      15,014,670
                                                               --------------  --------------
                                                               $  133,941,759  $  148,014,311
                                                               --------------  --------------
                                                               --------------  --------------

4. LONG-TERM DEBT

    The Company's long-term debt as of December 31 was comprised of the following:

                                                                    1995            1996
                                                               --------------  --------------
Senior Secured Term Loans....................................  $  546,000,000  $  501,530,000
Senior Secured Revolving Credit Facility.....................     112,000,000     119,000,000
Subordinated Notes and accrued interest due to members.......      30,290,310      33,319,341
Other debt...................................................         965,216         975,742
                                                               --------------  --------------
                                                                  689,255,526     654,825,083
Less current portion.........................................     (58,252,361)    (54,173,894)
                                                               --------------  --------------
                                                               $  631,003,165  $  600,651,189
                                                               --------------  --------------
                                                               --------------  --------------

    Effective December 21, 1994 (the "Effective Date") JRC, LLC entered into a definitive credit agreement (as amended the "Credit Agreement") to obtain Senior Secured Term Loans (the "Term Loan") and a Senior Secured Revolving Credit Facility (the "Revolver"). At December 31, 1996, JRC, LLC had approximately $501.5 million outstanding under the Term Loan and $119.0 million outstanding under the Revolver. JRC, LLC had $26.0 million unused and available under the Revolver at December 31, 1996. The Term Loan matures on December 31, 2002 and the Revolver matures on December 31, 2003. (See Note 11, Subsequent Events (unaudited).)

    During 1996, the Company had net borrowings under the Revolver of $7.0 million. The Company borrowed approximately $18.0 million under the Revolver to fund the acquisition of the TAUNTON DAILY GAZETTE (see Note 9, Acquisitions) which was offset by $11.0 million of net paydowns of the Revolver.

    The aggregate annual maturities of long-term debt payable under the Term Loan are as follows:

1997..........................................................  $54,140,000
1998..........................................................   70,060,000
1999..........................................................   80,980,000
2000..........................................................   91,900,000
2001..........................................................  102,590,000
Thereafter....................................................  101,860,000

    The Revolver has a step-down of availability of $25.0 million on each of December 31, 2000, 2001 and 2002. The final $70.0 million of availability expires and, if outstanding, is due on December 31, 2003.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                               DECEMBER 31, 1996

4. LONG-TERM DEBT (CONTINUED)

    In addition, commencing in the year 2000, the Credit Agreement requires a mandatory prepayment of the debt equal to 75.0% of Excess Cash Flows, as defined in the Credit Agreement.

    The Senior Facilities are secured by substantially all of the assets of the Company and the common stock and assets of the Company's subsidiaries. The Senior Facilities require compliance with certain covenants, which require, among other things, maintenance of certain financial ratios, and restrict the Company's ability to declare dividends, redeem stock, incur additional indebtedness, create liens, sell assets, consummate mergers and make capital expenditures, investments and acquisitions.

    The amounts outstanding under the Senior Facilities bear interest at (i)
1 1/8% to 0% above the higher of the Prime Rate or 1/2% above the Federal Funds Rate (collectively the "Base Rate") or (ii) 2 3/8% to 1% above the London Interbank Offered Rate ("LIBOR"). The interest rate spreads are dependent upon the debt to twelve months trailing cash flow ratio (as defined in the Credit Agreement) and reduce as such ratio declines. As of December 31, 1996, the Company was paying interest at 2% above LIBOR. As of December 31, 1994 and 1995 the Company was paying 2 3/8% above LIBOR. At December 31, 1996 the Company had outstanding $615.5 million of LIBOR loans and $5 million of Base Rate loans. The average all-in interest rates on the Senior Facilities were approximately 6.5%, 9.1% and 8.4% for the years ended December 31, 1994, 1995 and 1996, respectively. The average all-in interest rates reflect the effects of "IRPAs".

    An annual commitment fee of 1/2% is incurred on the unused portion of the commitment under the Revolver.

    The Credit Agreement requires the Companies to maintain interest rate protection for at least fifty percent of the outstanding debt in order to manage interest rate risk. In accordance with this requirement, the Companies participated in various interest rate protection agreements whereby the Companies have assumed a fixed rate of interest and a counterparty has assumed the variable rate (the "SWAPs"). The aggregate notional principal amount of such SWAPs is $445.0 million. The Companies have also entered into interest rate collar agreements with an aggregate notional principal amount of $141.0 million. The agreements are with major financial institutions which are expected to fully perform under the terms of the agreements thereby mitigating the credit risk from the transactions. The notional amounts of such IRPAs are used to measure interest to be paid or received with respect to such IRPAs and do not represent the amount of exposure to credit risk. Pursuant to the SWAP agreements, the Company agrees to exchange with certain banks at specific dates the difference between fixed rate in the SWAP agreements and LIBOR floating rate applied to the notional principal amount. Under the collar agreements, the Company assumes the fixed rate position on an agreed upon ceiling rate and receives payment if the LIBOR exceeds such fixed rate. Alternatively, the Company assumes the LIBOR fixed rate position and makes payments to the banks if LIBOR is below the fixed floor rate. No payments are made if the LIBOR remains between the fixed ceiling and fixed floor rates.

    Interest rate protection agreements relating to the Company's borrowings include the SWAP agreements with notional principal amounts of $300.0 million and $145.0 million, maturing on January 30, 1999 and January 30, 1997, respectively; and with fixed rates of approximately 6.22% and 5.14%, respectively. Interest rate protection agreements also include collars with aggregate notional principal amounts of $141.0 million and ceiling interest rates ranging from 7.29% through 7.41% and floor interest rates of 5.48%. The collars expire on various dates between April 30, 1998 and June 30, 1998. If the

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                               DECEMBER 31, 1996

4. LONG-TERM DEBT (CONTINUED)
SWAPs were marked to market at December 31, 1996, they would result in a net loss of approximately $1.3 million. If the collars were marked to market at December 31, 1996 they would result in a net loss of approximately $195,000. The fair value as of December 31, 1996 of the IRPAs was obtained from the Company's bank.

    As of December 31, 1996, the Company has a contract for a collar with a notional principal amount of $145.0 million. The collar replaces the $145.0 million SWAP, identified above, that expired on January 30, 1997. The collar is effective January 30, 1997 and expires April 30, 1998, and has a ceiling rate of 7.31% and floor rate of 5.48%. The notional principal amount of the collar amortizes at the end of each quarter in $17.5 million increments. If the $145.0 million collar was marked to market at December 31, 1996 it would result in a $188,000 loss.

    The estimated fair value of the Term Loan and Revolver approximates their carrying value since the interest rates are variable.

    In connection with the refinancings in 1994, the Company recognized a net loss of approximately $13.1 million on the early extinguishment of debt which was classified as an extraordinary item.

    As of December 31, 1995 and 1996, affiliates of Warburg, Pincus owned approximately $30.3 million and $33.3 million, respectively, of the Company's Subordinated Notes. The Subordinated Notes bear interest at 10.0% per annum.

5. PENSION PLANS

    The Company and its affiliates have separate defined benefit pension plans, certain of which are successors to prior plans. The benefits are based on years of service and primarily on the employee's career average pay. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes under a different actuarial cost method and different assumptions from those used for financial reporting. Assets of the plans consist principally of short-term investments, equity securities and corporate and U.S. Government obligations.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                               DECEMBER 31, 1996

5. PENSION PLANS (CONTINUED)
    The following table sets forth the plans' funded status and the amount recognized in the Company's combined balance sheet as of December 31:

                                                                  1995                          1996
                                                      ----------------------------  ----------------------------
                                                       OVERFUNDED     UNDERFUNDED    OVERFUNDED     UNDERFUNDED
                                                      -------------  -------------  -------------  -------------
Actuarial present value of benefit obligation:
  Vested benefit obligation.........................  $  41,814,000  $  10,185,000  $  43,197,000  $  10,234,000
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
  Accumulated benefit obligation....................  $  42,458,000  $  10,418,000  $  44,209,000  $  10,462,000
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
Projected benefit obligation........................  $  42,907,000  $  10,745,000  $  44,489,000  $  10,641,000
Fair value of plan assets...........................     55,777,489      8,646,188     60,027,445      9,027,442
                                                      -------------  -------------  -------------  -------------
Plan assets in excess of (less than) projected
  benefit obligation................................     12,870,489     (2,098,812)    15,538,445     (1,613,558)
Unrecognized net transition (asset) obligation being
  amortized over 15 years...........................       (324,042)       856,148       (274,820)       716,721
Adjustment required to recognize minimum
  liability.........................................       --             (546,151)      --             (399,756)
Unrecognized net (gain) loss........................     (2,877,298)       218,477     (4,833,514)      (112,682)
Unrecognized prior service cost.....................     (3,684,888)      (387,395)    (3,277,332)      (426,321)
                                                      -------------  -------------  -------------  -------------
Prepaid (accrued) pension cost......................  $   5,984,261  $  (1,957,733) $   7,152,779  $  (1,835,596)
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------

    Assumptions used in determining the funded status of the pension plans are as follows:

                                                                          1995        1996
                                                                       ----------  -----------
Discount rate........................................................  7.50%       7.75%
Average rate of increase in compensation levels......................  3.0         3.0
Expected long-term rate of return on assets..........................  9.0         9.0
Mortality rates......................................................  71GAT       83GAM
                                                                                   Unloaded

    Components of net periodic pension income include:

                                                       1994           1995           1996
                                                   -------------  -------------  -------------
Service cost.....................................  $   1,146,853  $     954,671  $   1,366,184
Interest cost....................................      2,919,187      3,126,405      3,864,310
Expected return on plan assets...................     (4,398,713)    (4,631,255)    (5,704,717)
Net amortization.................................       (261,625)      (363,963)      (280,076)
Other............................................         55,298         92,964       --
                                                   -------------  -------------  -------------
Net periodic pension income......................  $    (539,000) $    (821,178) $    (754,299)
                                                   -------------  -------------  -------------
                                                   -------------  -------------  -------------

    Net amortization consists of amortization of net assets or obligations at transition, subsequent plan amendments and of subsequent net gains and losses.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                               DECEMBER 31, 1996

5. PENSION PLANS (CONTINUED)
    The Company also has defined contribution pension plans covering certain employees. Contributions to these plans are based on a percentage of participants' salaries and amounted to approximately $497,000, $438,000 and $417,000 in 1994, 1995, and 1996, respectively.

    The Company contributes to various multi-employer union administered pension plans. Contributions to these plans amounted to approximately $133,000, $98,000 and $71,000 in 1994, 1995 and 1996, respectively.

6. POSTRETIREMENT BENEFITS

    The following table sets forth the postretirement medical plans' funded status as of December 31:

                                                                                            1995          1996
                                                                                        ------------  ------------
Accumulated postretirement benefit obligation:
  Retirees............................................................................  $  7,111,000  $  6,807,000
  Fully eligible active plan participants.............................................       113,200       126,800
  Other active plan participants......................................................       178,600       169,400
                                                                                        ------------  ------------
                                                                                           7,402,800     7,103,200
Plan assets at fair value.............................................................       --            --
                                                                                        ------------  ------------
Accumulated postretirement benefit obligation in excess of plan assets................     7,402,800     7,103,200
Unrecognized net gain.................................................................       226,502       321,420
Unrecognized prior service cost.......................................................       768,600       785,900
                                                                                        ------------  ------------
Accrued postretirement benefit obligation.............................................  $  8,397,902  $  8,210,520
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    Net periodic postretirement benefit costs include the following components:

                                                                                 1994        1995         1996
                                                                              ----------  -----------  ----------
Service cost--benefits earned during the period.............................  $   11,500  $    11,000  $   10,800
Interest cost on accumulated postretirement benefit obligation..............     495,600      460,600     525,300
Other.......................................................................       1,773     (127,700)    (96,100)
                                                                              ----------  -----------  ----------
                                                                              $  508,873  $   343,900  $  440,000
                                                                              ----------  -----------  ----------
                                                                              ----------  -----------  ----------

    Future benefit costs were estimated assuming medical costs would increase at a 10% annual rate during 1996 and decreasing 1.0% per year to a 6.5% annual increase in the year 2000 and beyond. The discount rate used to estimate the accumulated postretirement obligation was 8.75%, 7.5% and 7.75% at December 31, 1994, 1995 and 1996, respectively. If the assumed trend rate were to change by 1.0% the accumulated postretirement benefit obligation would change by approximately $352,000 and the net periodic postretirement benefit costs would change by approximately $33,400.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                               DECEMBER 31, 1996

7. INCOME TAXES

    The provision for income taxes is as follows:

                                                                            1994          1995          1996
                                                                        ------------  ------------  -------------
Current tax expense:
  Federal.............................................................  $    600,192  $     23,299  $   9,812,276
  State...............................................................     3,547,775     2,414,365      9,332,734
                                                                        ------------  ------------  -------------
Total current.........................................................     4,147,967     2,437,664     19,145,010
Deferred tax expense (benefit):
  Federal.............................................................       --            --          (4,321,652)
  State...............................................................       (21,641)      215,630       (514,064)
                                                                        ------------  ------------  -------------
Total deferred........................................................       (21,641)      215,630     (4,835,716)
                                                                        ------------  ------------  -------------
Total provision for taxes.............................................  $  4,126,326  $  2,653,294  $  14,309,294
                                                                        ------------  ------------  -------------
                                                                        ------------  ------------  -------------

    The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows:

                                                                          1994           1995           1996
                                                                     --------------  -------------  -------------
Tax at U.S. statutory rates........................................  $   13,315,827  $  10,302,563  $  14,846,273
State taxes, net of federal effect.................................       2,291,992      1,709,497      5,732,136
Reduction in valuation allowance...................................     (11,811,378)    (9,892,560)    (6,632,116)
Other..............................................................         329,885        533,794        363,001
                                                                     --------------  -------------  -------------
                                                                     $    4,126,326  $   2,653,294  $  14,309,294
                                                                     --------------  -------------  -------------
                                                                     --------------  -------------  -------------

    The reduction in the valuation allowance in 1996 reflects the recognition of approximately $4,332,000 in deferred tax benefits expected to be realized in future years, as well as the reversal of certain temporary differences. The decrease in the valuation allowance in 1994 and 1995 reflects the use of approximately $20.7 million and $6.1 million respectively, of federal net operating loss carryforwards, as well as the reversal of certain temporary differences in each of these years.

    State net operating loss carryforwards were utilized as follows: $4.4 million in 1994, $5.5 million in 1995 and $300,000 in 1996.

    At December 31, 1996, certain subsidiaries have remaining net operating loss carryforwards available ranging from approximately $20,000 to $73.8 million in various state and local jurisdictions. Substantial portions of the related deferred tax assets are offset by valuation allowances. The carryforwards at December 31, 1996 expire in various years through 2011.

    Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                               DECEMBER 31, 1996

7. INCOME TAXES (CONTINUED)
Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                                     1995           1996
                                                                 -------------  -------------
Deferred tax liabilities:
  Property, plant and equipment................................  $  15,491,049  $  14,986,274
  Other........................................................       --              394,159
                                                                 -------------  -------------
Total deferred tax liabilities.................................     15,491,049     15,380,433
Deferred tax assets:
  Intangible assets............................................     10,848,566      7,865,686
  Retiree benefits.............................................      1,554,823      1,015,199
  Net operating loss carryforwards.............................      2,778,381      2,791,250
  Deferred interest expense....................................      5,766,896      5,467,656
  Other........................................................      2,913,590      3,763,363
                                                                 -------------  -------------
Total deferred tax assets......................................     23,862,256     20,903,154
Valuation allowance............................................     10,033,809      2,349,607
                                                                 -------------  -------------
Net deferred tax assets........................................     13,828,447     18,553,547
                                                                 -------------  -------------
Net deferred tax (assets) liabilities..........................  $   1,662,602  $  (3,173,114)
                                                                 -------------  -------------
                                                                 -------------  -------------

    The Company's valuation allowances for deferred tax assets decreased by approximately $8.6 million in 1995 and $7.7 million in 1996.

    The Company's federal income tax returns, which consist of filings for three separate consolidated groups and two individual entities, have not been examined by the Internal Revenue Service.

8. COMMITMENTS AND CONTINGENCIES

    The Company leases office space and equipment under noncancellable operating leases which expire over the next five years. These leases contain several renewal options for periods up to five years. The Company's future minimum lease payments under operating leases at December 31, 1996 are as follows:

1997............................................................  $1,315,955
1998............................................................  1,238,355
1999............................................................  1,185,287
2000............................................................  1,112,328
2001............................................................    244,822

    Total rent expense was $1.3 million, $1.4 million and $1.4 million for the years ended December 31, 1994, 1995 and 1996, respectively.

    The Company is involved in certain litigation matters which have arisen in the ordinary course of business. In the opinion of management, the outcome of these legal proceedings should not have a material adverse impact on the Company's financial position or results of operations.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                               DECEMBER 31, 1996

9. ACQUISITIONS

    On December 13, 1996, the Company acquired for approximately $18.0 million certain assets and liabilities of a daily newspaper, published in Taunton, Massachusetts. The Company applied the purchase method of accounting for this transaction. Accordingly, the total acquisition cost was preliminarily allocated to the assets and liabilities of the TAUNTON DAILY GAZETTE based on their relative estimated fair values on the effective date of the acquisition of $1.8 million and $500,000, respectively. Intangible assets of approximately $17.0 million were recorded for the subscriber list and excess of the purchase price over the value of identifiable net assets and are being amortized on a straight-line basis over four to 40 years.

    On May 5, 1995, the Company acquired for $31.0 million certain assets and liabilities of a group of newspapers, which include 42 publications and a commercial printing company, located in Connecticut and Rhode Island (collectively, the "New England Acquisition Corp."). The Company applied the purchase method of accounting for this transaction. Accordingly, the total acquisition cost was allocated to the assets and liabilities of the New England Acquisition Corp. based on their relative estimated fair values on the effective date of the acquisition of approximately $5.0 million and $2.1 million, respectively.

    On June 21, 1995, the Company acquired the stock of the THE HERALD (New Britain) for $11.0 million plus the assumption of certain noncurrent liabilities. THE HERALD publishes a daily newspaper in Connecticut. The Company applied the purchase method of accounting for this transaction. The estimated fair values of identifiable net assets and liabilities on the effective date of the acquisition were $2.5 million and $7.5 million, respectively.

    On August 31, 1995, the Company acquired for $5.5 million certain assets and liabilities of the THE MIDDLETOWN PRESS, a daily newspaper published in Middletown, Connecticut. The Company applied the purchase method of accounting for this transaction. The estimated fair values of identifiable assets and liabilities on the effective date of the acquisition were $4.1 million and $500,000, respectively.

    Intangible assets of $45.9 million related to the aforementioned 1995 acquisitions were recorded for the subscriber lists and excess of the purchase price over the value of identifiable net assets and are being amortized on a straight-line basis over 4 to 40 years.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                               DECEMBER 31, 1996

10. MEMBERSHIP INTERESTS

    Membership Interests and Capital Stock of JRC, LLC and Affiliates at December 31, 1994, 1995 and 1996 is summarized as follows:

                                                           MEMBERSHIP INTERESTS/SHARES                         ADDITIONAL
                                             PAR     ----------------------------------------   MEMBERSHIP      PAID-IN
                                            VALUE    AUTHORIZED     ISSUED      OUTSTANDING      INTEREST       CAPITAL
                                          ---------  ----------  ------------  --------------  ------------  --------------
Journal Register Company, LLC:
  Class A Membership Interest...........  $    1.00   1,000,000     1,000,000       1,000,000  $  1,000,000
  Class B Membership Interest...........  $    1.00   1,000,000     1,000,000       1,000,000     1,000,000
  Additional paid-in capital............                                                            --       $  216,982,319
                                                                                               ------------  --------------
                                                                                                  2,000,000     216,982,319
INS Holdings, Inc.:
  Common stock voting...................  $     .10       2,000         2,000           2,000           200        --
  Common stock non-voting...............  $     .10   1,000,000     1,000,000       1,000,000       100,000        --
  Preferred Stock, Class A..............  $    1.00       4,000         4,000           4,000         4,000
  Additional paid-in capital............                                                            --            5,185,016
                                                                                               ------------  --------------
                                                                                                    104,200       5,185,016
                                                                                               ------------  --------------
                                                                                               $  2,104,200  $  222,167,335
                                                                                               ------------  --------------
                                                                                               ------------  --------------

    In connection with the Exchange Agreement mentioned in Note 1 to the combined financial statements, on December 21, 1994 the Company exchanged 2 million of its membership interests, representing all the issued and outstanding membership interests of the Company, for all the issued and outstanding shares of common stock of each of JNI and JCI.

    JCI redeemed all of the issued and outstanding shares of its Senior Preferred Stock on December 21, 1994 (the "Redemption Date") for its face value of $18.2 million plus dividends in arrears of approximately $20.4 million. In addition, JCI redeemed all of the issued and outstanding shares of its Serial Preferred Stock on the Redemption Date for its face value of $23.0 million.

11. SUBSEQUENT EVENTS (UNAUDITED)

    On March 11, 1997, Journal Register Company was incorporated. In conjunction with the formation of Journal Register Company, a company under common control named Journal Register Company (see Note 1, Organization and Basis of Presentation), was renamed Journal Register Newspapers, Inc. Journal Register Company intends to file with the Securities and Exchange Commission a Registration Statement on Form S-1 for the sale of shares of common stock. Prior to the issuance of shares pursuant to the Registration Statement, certain entities (INS Holdings, Inc., Journal Register Newspapers, Inc. and JRC, LLC) under common control with the Company will be combined with Journal Register Company. Substantially all of the membership interests and equity securities of these entities are owned by Warburg, Pincus. Since the companies are under common control, this transaction will be accounted for similar to a pooling of interests.

    The Company intends to adopt a bonus plan to pay special bonuses to certain employees totalling approximately $28.0 million assuming a price to public in the proposed offerings pursuant to the Registration Statement described above of $14.00. The Company expects to incur a charge to pre-tax earnings of approximately $31.0 million in the second quarter of 1997. The Company expects that the bonus plan will account for approximately $28.0 million of such charge; however, the amount of such charge will depend on the price to public. The discontinuation of the Company's long-term incentive plan will account for approximately $3.0 million of such charge. The charge of $31.0 million was not reflected in the pro forma earnings per share information since it represents a one-time charge in conjunction with the offering. In addition, the Company intends to adopt a stock incentive plan. Such plan will be accounted for in accordance with APB Opinion No. 25.

    In connection with the aforementioned public offering, the Company expects to amend the terms of, and restate, the Credit Agreement.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                            COMBINED BALANCE SHEETS

                      DECEMBER 31, 1996 AND MARCH 31, 1997

                                                                                                     MARCH 31,
                                                                                                       1997
                                                                                                     PRO FORMA
                                                                   DECEMBER 31,     MARCH 31,      STOCKHOLDERS'
                                                                       1996            1997           EQUITY
                                                                  --------------  --------------  ---------------
                                                                                   (UNAUDITED)      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.....................................  $    8,546,396  $    6,079,172
  Accounts receivable, less allowance
    for doubtful accounts of $4,172,936 at December 31, 1996 and
    $4,760,334 at March 31, 1997................................      44,063,981      41,914,883
  Inventories...................................................       6,204,002       6,285,690
  Deferred income taxes.........................................       2,950,798       2,849,718
  Other current assets..........................................       4,270,098       4,859,362
                                                                  --------------  --------------
Total current assets............................................      66,035,275      61,988,825

Property, plant and equipment:
  Land..........................................................       7,260,008       7,249,658
  Buildings and improvements....................................      59,001,100      59,379,943
  Machinery and equipment.......................................     135,936,921     136,791,411
                                                                  --------------  --------------
                                                                     202,198,029     203,421,012
  Less accumulated depreciation.................................     110,484,723     114,090,020
                                                                  --------------  --------------
Property, plant and equipment, net..............................      91,713,306      89,330,992
Deferred income taxes...........................................         222,316        --
Intangible and other assets, net of accumulated amortization of
  $17,610,762 at December 31, 1996 and $19,315,541 at March 31,
  1997..........................................................     148,014,311     147,955,077
                                                                  --------------  --------------
                                                                  $  305,985,208  $  299,274,894
                                                                  --------------  --------------
                                                                  --------------  --------------
LIABILITIES AND MEMBERS' DEFICIT
Current liabilities:
  Current maturities of long-term debt..........................  $   54,173,894  $   58,154,621
  Accounts payable..............................................       7,200,381       7,690,234
  Income taxes payable..........................................       1,195,534         476,397
  Accrued interest..............................................       7,498,261       7,270,155
  Deferred subscription revenue.................................       5,878,837       5,601,342
  Other accrued expenses and current liabilities................      15,946,505      17,136,606
                                                                  --------------  --------------
Total current liabilities.......................................      91,893,412      96,329,355
Senior debt, less current maturities............................     566,390,000     545,875,000
Subordinated notes and accrued interest due to members..........      33,319,341      34,140,914
Deferred income taxes...........................................        --               687,404
Accrued retiree benefits and other liabilities..................      11,602,809      11,130,451
Income taxes payable............................................      26,437,689      29,045,701
Commitments and contingencies
Members' deficit:
  Common stock, $.01 par value, 300,000,000 shares authorized
    and 37,962,500 shares issued and outstanding................                                  $       379,625
  Membership interests..........................................       2,104,200       2,104,200        --
  Additional paid-in capital....................................     222,167,335     222,167,335      223,891,910
  Accumulated deficit...........................................    (647,929,578)   (642,205,466)    (642,205,466)
                                                                  --------------  --------------  ---------------
Net members' deficit............................................    (423,658,043)   (417,933,931) $  (417,933,931)
                                                                  --------------  --------------  ---------------
                                                                                                  ---------------
                                                                  $  305,985,208  $  299,274,894
                                                                  --------------  --------------
                                                                  --------------  --------------

                            See accompanying notes.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                         COMBINED STATEMENTS OF INCOME

               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997

                                  (UNAUDITED)

                                                                                          THREE MONTHS ENDED
                                                                                              MARCH 31,
                                                                                     ----------------------------
                                                                                         1996           1997
                                                                                     -------------  -------------
Revenues:
  Advertising......................................................................  $  58,668,448  $  60,419,663
  Circulation......................................................................     19,739,034     19,829,684
                                                                                     -------------  -------------
Newspaper revenues.................................................................     78,407,482     80,249,347
Commercial printing and other......................................................      3,801,960      2,791,049
                                                                                     -------------  -------------
                                                                                        82,209,442     83,040,396

Operating expenses:
  Salaries and employee benefits...................................................     28,129,000     28,662,953
  Newsprint, ink and printing charges..............................................     13,190,394      9,130,050
  Selling, general and administrative..............................................      7,619,237      7,641,156
  Depreciation and amortization....................................................      4,956,489      5,418,231
  Other............................................................................      9,624,345      9,543,316
                                                                                     -------------  -------------
                                                                                        63,519,465     60,395,706
Operating income...................................................................     18,689,977     22,644,690

Other income (expense):
  Interest expense.................................................................    (15,494,084)   (12,960,201)
  Interest Income..................................................................         15,915         13,130
  Other............................................................................       (265,150)       (41,507)
                                                                                     -------------  -------------
                                                                                       (15,743,319)   (12,988,578)
                                                                                     -------------  -------------
Income before provision for income taxes...........................................      2,946,658      9,656,112
Provision for income taxes.........................................................        993,908      3,932,000
                                                                                     -------------  -------------
Net income.........................................................................  $   1,952,750  $   5,724,112
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Pro forma
  Historical net income............................................................                 $   5,724,112
  Pro forma net income per common share............................................                 $         .15
                                                                                                    -------------
                                                                                                    -------------
  Pro forma common shares outstanding..............................................                    37,962,500
                                                                                                    -------------
                                                                                                    -------------

                            See accompanying notes.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS

               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997

                                  (UNAUDITED)

                                                                                          THREE MONTHS ENDED
                                                                                              MARCH 31,
                                                                                    ------------------------------
                                                                                         1996            1997
                                                                                    --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income......................................................................  $    1,952,750  $    5,724,112
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization.................................................       4,956,489       5,418,231
    Provision for losses on accounts receivable...................................         776,724         524,428
    (Gain) loss on sale of property, plant and equipment..........................          14,929        (139,400)
    Increase (decrease) in deferred income tax provision..........................        (347,365)      1,010,800
    Decrease in accounts receivable...............................................       1,773,124       1,624,670
    (Increase) decrease in inventories............................................         995,600         (81,688)
    Increase (decrease) in accounts payable.......................................      (1,871,181)        489,853
    Increase in income taxes payable..............................................          23,127       1,888,875
    (Decrease) in accrued interest................................................      (1,313,141)       (228,106)
    (Decrease) increase in deferred subscription revenue..........................          15,249        (277,495)
    (Decrease) in accrued retirees benefits and other liabilities.................        (394,092)       (472,358)
    Decrease (increase) in other assets, net of increase (decrease) in other
      liabilities.................................................................       1,949,789      (1,042,799)
                                                                                    --------------  --------------
  Net cash provided by operating activities.......................................       8,532,002      14,439,123

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of machinery and equipment...................................           2,807         337,875
  Additions to property, plant and equipment......................................      (1,615,967)     (1,530,795)
                                                                                    --------------  --------------
  Net cash used in investing activities...........................................      (1,613,160)     (1,192,920)
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of:
    Senior bank debt..............................................................      16,000,000        --
    Accretion of subordinated notes...............................................         750,857         821,573
  Repayment of Senior bank debt...................................................     (26,555,000)    (16,535,000)
                                                                                    --------------  --------------
    Net cash used in financing activities.........................................      (9,804,143)    (15,713,427)

Net decrease in cash and cash equivalents.........................................      (2,885,301)     (2,467,224)

Cash and cash equivalents, beginning of the period................................       8,622,605       8,546,396
                                                                                    --------------  --------------

Cash and cash equivalents, end of the period......................................  $    5,737,304  $    6,079,172
                                                                                    --------------  --------------
                                                                                    --------------  --------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

  Cash paid during the period for:
    Interest......................................................................  $   15,788,363  $   12,305,090
    Income taxes..................................................................       1,318,146       1,032,325

SUPPLEMENTAL DISCLOSURE OF NON CASH FINANCING ACTIVITIES
  Issuance of additional Subordinated Notes.......................................  $      750,857  $      821,573

                            See accompanying notes.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                 MARCH 31, 1997
                                  (UNAUDITED)

1. UNAUDITED COMBINED FINANCIAL STATEMENTS

    The combined financial statements are unaudited and are subject to year-end adjustments. However, in the opinion of management, all known adjustments (which consist primarily of normal recurring accruals) have been made and present fairly the combined operating results for the unaudited periods. Because of the seasonal nature of the Company's business, results for interim periods are not indicative of results to be expected for the fiscal year. These financial statements should be read in conjunction with the audited financial statements contained herein.

2. BASIS OF PRESENTATION

    The accompanying unaudited combined financial statements include Journal Register Company, LLC ("JRC, LLC") and all of its wholly owned affiliates, INS Holdings, Inc. ("INSI") and Journal Register Company (now known as Journal Register Newspapers, Inc.) ("JRC"). The Company is used to refer to the combination of JRC, INSI and JRC, LLC.

    JRC, LLC was organized in New York in December 1994 for the purpose of acquiring and operating newspaper companies; it commenced operations in December 1994. Effective December 21, 1994, the stockholders of Journal News, Inc. ("JNI") and Journal Company, Inc. ("JCI"), affiliates of the Company (collectively the "Companies"), entered into an exchange agreement (the "Exchange Agreement") with the Company, whereby JRC, LLC issued 2 million membership interests, representing all the issued and outstanding membership interests in JRC, LLC, to the stockholders of the Companies in exchange for all of the issued and outstanding common stock of the Company. Since the combined Companies were under common control, this transaction was accounted for in a manner similar to a pooling of interests and the accompanying combined financial statements include the accounts and operations of JNI and JCI for all periods presented. Affiliates of E.M. Warburg, Pincus & Co., LLC (collectively "Warburg, Pincus") own substantially all of the membership interests of JRC, LLC.

    JRC is jointly owned by the operating subsidiaries of JRC, LLC and manages the newspaper subsidiaries of JRC, LLC on an expense reimbursement basis. INSI, which is owned by Warburg, Pincus, is a company that develops application software for the newspaper industry and provides services to the Company's subsidiaries and unrelated companies. (See Note 7, Subsequent Events).

    The Company primarily publishes small metropolitan and suburban daily and suburban and community non-daily newspapers serving markets in Connecticut, Ohio, Philadelphia and its surrounding areas, the greater St. Louis area and central New England and has commercial printing operations in Connecticut, Ohio and Missouri.

3. USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates would include the allowance for doubtful accounts and valuation allowance for deferred income taxes. Actual results could differ from those estimates.

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                                 MARCH 31, 1997
                                  (UNAUDITED)

4. PRO FORMA STOCKHOLDERS' EQUITY

    Pro forma stockholders' equity reflects 37,962,500 of unregistered shares of common stock to be issued to the existing shareholders in exchange for their membership interests.

5. PRO FORMA EARNINGS PER SHARE

    The pro forma net income per common share was calculated based upon the 37,962,500 shares which will be issued prior to the proposed offerings but subsequent to December 31, 1996. If effect were given to the 9,375,000 shares issued in the proposed offerings for which the proceeds will be used to repay debt and the additional 1,100,000 shares to be issued to management as part of special bonuses (see Note 7, Subsequent Events), the shares would be 48,437,500 and net income would increase to $7,291,171, resulting in net income per common share of $.15. The net income of $7,291,171 reflects net interest expense reduction ($2.6 million and $1.6 million net of tax) resulting from the use of proceeds to reduce debt and additional debt required to pay the special management bonuses. The interest expense reduction includes savings net of tax effect of $200,000 associated with the lower interest rate based on the pro forma reduction in outstanding borrowings used to calculate the Company's interest rate spread.

6. INCOME TAXES

    The provision for income taxes is as follows:

                                                                                           1996          1997
                                                                                       ------------  -------------
Current tax expense:
  Federal............................................................................  $    670,873  $   2,112,159
  State..............................................................................       670,400        809,041
                                                                                       ------------  -------------
Total Current........................................................................     1,341,273      2,921,200
                                                                                       ------------  -------------
                                                                                       ------------  -------------
Deferred tax expense (benefit):
  Federal............................................................................      (310,438)       974,841
  State..............................................................................       (36,927)        35,959
Total Deferred.......................................................................      (347,365)     1,010,800
                                                                                       ------------  -------------
Total provision for taxes............................................................  $    993,908  $   3,932,000
                                                                                       ------------  -------------
                                                                                       ------------  -------------

    The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows:

                                                                                           1996          1997
                                                                                       ------------  -------------
Tax at U.S. statutory rate...........................................................  $  1,031,330  $   3,379,639
State taxes, net of federal effect...................................................       411,757        549,250
Reduction in valuation allowance.....................................................      (476,406)      --
Other................................................................................        27,227          3,111
                                                                                       ------------  -------------
                                                                                       $    993,908  $   3,932,000
                                                                                       ------------  -------------
                                                                                       ------------  -------------

                  JOURNAL REGISTER COMPANY, LLC AND AFFILIATES

                                 MARCH 31, 1997
                                  (UNAUDITED)

7. SUBSEQUENT EVENTS

    On March 11, 1997, Journal Register Company was incorporated. In conjunction with the formation of Journal Register Company, a company under common control named Journal Register Company (see Note 1, Organization and Basis of Presentation), was renamed Journal Register Newspapers, Inc. Journal Register Company intends to file with the Securities and Exchange Commission a Registration Statement on Form S-1 for the sale of shares of common stock. Prior to the issuance of shares pursuant to the Registration Statement, certain entities (INS Holdings, Inc., Journal Register Newspapers, Inc. and JRC, LLC) under common control with the Company will be combined with Journal Register Company. Substantially all of the membership interests and equity securities of these entities are owned by Warburg, Pincus. Since the companies are under common control, this transaction will be accounted for similar to a pooling of interests.

    The Company intends to adopt a bonus plan to pay special bonuses to certain employees totaling approximately $28.0 million assuming a price to public in the proposed offerings pursuant to the Registration Statement described above of $14.00. The Company expects to incur a charge to pre-tax earnings of approximately $31.0 million in the second quarter of 1997. The Company expects that the bonus plan will account for approximately $28.0 million of such charge; however, the amount of such charge will depend on the price to public. The discontinuation of the Company's long-term incentive plan will account for approximately $3.0 million of such charge. The charge of $31.0 million was not reflected in the pro forma information since it represents a one-time charge in conjunction with the offering. In addition, the Company intends to adopt a stock incentive plan. Such plan will be accounted for in accordance with APB Opinion No. 25.

    In connection with the aforementioned public offering, the Company expects to amend the terms of, and restate, the Credit Agreement.

                                     [LOGO]

PROSPECTUS
                                9,375,000 SHARES

                                     [LOGO]
                                  COMMON STOCK
                               -----------------

OF THE 9,375,000 SHARES OF COMMON STOCK BEING OFFERED, 1,875,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE
 UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS AND 7,500,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE
  U.S. UNDERWRITERS. SEE "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK
   OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THE OFFERINGS, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. UPON
    COMPLETION OF THE OFFERINGS AND ASSUMING ISSUANCE OF THE BONUS SHARES
     DESCRIBED HEREIN, CERTAIN AFFILIATES OF E.M. WARBURG, PINCUS & CO.,
     LLC WILL OWN APPROXIMATELY 78.2% OF THE SHARES OF COMMON STOCK THEN OUTSTANDING. APPROXIMATELY $34.5 MILLION OF THE $119.5 MILLION NET
      PROCEEDS TO THE COMPANY OF THE OFFERINGS WILL BE
       USED TO REPAY INDEBTEDNESS OWED TO AFFILIATES OF E.M. WARBURG,
       PINCUS & CO., LLC.
       SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS CONSIDERED IN
                DETERMINING THE INITIAL PUBLIC OFFERING PRICE.
                              -------------------

 THE COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NEW YORK STOCK EXCHANGE,
        SUBJECT TO OFFICIAL NOTICE OF ISSUANCE, UNDER THE SYMBOL "JRC."
                              -------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON
        THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------
                               PRICE $14 A SHARE
                              -------------------

                                                                                  UNDERWRITING
                                                                PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                                 PUBLIC          COMMISSIONS(1)        COMPANY(2)
                                                           ------------------  ------------------  ------------------
PER SHARE................................................        $14.00               $.88               $13.12
TOTAL(3).................................................     $131,250,000         $8,250,000         $123,000,000

---------
  (1) THE COMPANY AND CERTAIN AFFILIATES OF E.M. WARBURG, PINCUS & CO., LLC (COLLECTIVELY, "WARBURG, PINCUS") HAVE AGREED TO INDEMNIFY THE UNDERWRITERS
     AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. WARBURG, PINCUS CURRENTLY OWNS SUBSTANTIALLY ALL OF THE EQUITY SECURITIES OF THE COMPANY. UPON COMPLETION OF THE OFFERINGS AND ASSUMING ISSUANCE OF THE BONUS SHARES DESCRIBED HEREIN, WARBURG, PINCUS WILL OWN APPROXIMATELY 78.2% OF THE SHARES OF COMMON STOCK THEN OUTSTANDING. IT IS PROBABLE THAT, FOLLOWING COMPLETION OF THE OFFERINGS, WARBURG, PINCUS WILL CONTINUE TO BE ABLE TO ELECT THE COMPANY'S BOARD OF DIRECTORS AND TAKE, OR BLOCK, OTHER CORPORATE ACTIONS REQUIRING STOCKHOLDER APPROVAL, AS WELL AS DICTATE THE DIRECTION AND POLICIES OF THE COMPANY. SEE "RISK FACTORS--INFLUENCE BY EXISTING STOCKHOLDER." UPON COMPLETION OF THE OFFERINGS AND ASSUMING ISSUANCE OF THE BONUS SHARES DESCRIBED HEREIN, OFFICERS AND DIRECTORS OF THE COMPANY (OTHER THAN DIRECTORS WHO ARE AFFILIATED WITH WARBURG, PINCUS) WILL OWN, IN THE AGGREGATE, APPROXIMATELY 1.5% OF THE SHARES OF COMMON STOCK THEN OUTSTANDING.
  (2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $3.5 MILLION. APPROXIMATELY $34.5 MILLION OF THE PROCEEDS TO COMPANY WILL BE USED
     TO REPAY INDEBTEDNESS OWED TO WARBURG, PINCUS.
  (3) WARBURG, PINCUS CAPITAL PARTNERS, L.P. ("WPCP"), AN AFFILIATE OF E.M. WARBURG, PINCUS & CO., LLC, HAS GRANTED TO THE UNDERWRITERS AN OPTION,
     EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 1,406,250 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS, PROCEEDS TO COMPANY AND PROCEEDS TO WPCP WILL BE $150,937,500, $9,487,500, $123,000,000, AND $18,450,000, RESPECTIVELY. SEE "UNDERWRITERS" AND SEE NOTE (1) ABOVE.
                            ------------------------
    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY WILLKIE FARR & GALLAGHER, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT MAY 13, 1997 AT THE OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.

                               -----------------
MORGAN STANLEY & CO.
                 INTERNATIONAL

       DONALDSON, LUFKIN & JENRETTE
                   SECURITIES CORPORATION

                MERRILL LYNCH INTERNATIONAL

                        BEAR, STEARNS INTERNATIONAL LIMITED

                                CHASE MANHATTAN INTERNATIONAL LIMITED

MAY 7, 1997